   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2000.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                REAL MEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7310                            13-3871342
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                                260 FIFTH AVENUE
                               NEW YORK, NY 10001
                                 (212) 725-4537
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             CHRISTOPHER D. NEIMETH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                REAL MEDIA, INC.
                                260 FIFTH AVENUE
                               NEW YORK, NY 10001
                                 (212) 725-4537
(NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                 GIL C. TILY, ESQ.                                ANDREW R. KELLER, ESQ.
              DECHERT PRICE & RHOADS                            SIMPSON THACHER & BARTLETT
             4000 BELL ATLANTIC TOWER                              425 LEXINGTON AVENUE
                 1717 ARCH STREET                                   NEW YORK, NY 10017
              PHILADELPHIA, PA 19103                                  (212) 455-2000
                  (215) 994-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED
              TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                    AMOUNT OF
            SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)                REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share............            $75,000,000                        $19,800
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2000

                                            Shares

                                [REALMEDIA LOGO]

                                REAL MEDIA, INC.

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $     and $     per share. We will apply to list our common stock on the
Nasdaq Stock Market's National Market and on the SWX New Market of the SWX Swiss Exchange under the symbol "RLMD."

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

                                                                   UNDERWRITING
                                                PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                 PUBLIC             COMMISSIONS       REAL MEDIA, INC.
                                           -------------------  -------------------  -------------------
Per Share................................                    $                    $                    $
Total....................................                    $                    $                    $

     Delivery of the shares of common stock will be made on or about
            ,      .

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                        BANC OF AMERICA SECURITIES LLC

                            LAZARD FRERES & CO. LLC

              The date of this prospectus is             ,      .

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
PROSPECTUS SUMMARY......................    1
RISK FACTORS............................    5
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS............................   16
USE OF PROCEEDS.........................   16
DIVIDEND POLICY.........................   16
CAPITALIZATION..........................   17
DILUTION................................   18
SELECTED FINANCIAL INFORMATION OF REAL
  MEDIA, INC. ..........................   19
SELECTED COMBINED FINANCIAL INFORMATION
  OF REAL MEDIA EUROPE..................   20
UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL INFORMATION.................   21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS............................   26
BUSINESS................................   36
MANAGEMENT..............................   52

                                          PAGE
                                          ----
RELATED PARTY TRANSACTIONS..............   59
PRINCIPAL STOCKHOLDERS..................   64
DESCRIPTION OF CAPITAL STOCK............   66
SHARES ELIGIBLE FOR FUTURE SALE.........   69
PRINCIPAL TAX CONSEQUENCES TO NON-U.S.
  HOLDERS...............................   71
UNDERWRITING............................   75
NOTICE TO CANADIAN RESIDENTS............   78
LEGAL MATTERS...........................   79
EXPERTS.................................   79
WHERE YOU CAN FIND MORE INFORMATION.....   79
TRANSFER OF SHARES ON THE SWX
  SWISS EXCHANGE........................   80
NOTICE TO HOLDERS OF SHARES TRADED ON
  THE SWX NEW MARKET OF THE SWX SWISS
  EXCHANGE..............................   81
INDEX TO FINANCIAL STATEMENTS...........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                               ------------------

     Prior to the completion of the business combination described in this prospectus, Real Media's business has been conducted by Real Media, Inc. in North America, Latin America and Africa, and by a group of affiliated companies in Europe. These European companies are owned by PubliGroupe S.A., one of our principal stockholders. We refer to these European companies as "Real Media Europe." Following the completion of the business combination described in this prospectus, Real Media, Inc. will own 100% of the businesses of Real Media Europe, except that Real Media, Inc. will own a 49% interest in Real Media S.A. in Switzerland. PubliGroupe will own the remaining 51% interest in Real Media S.A. Therefore, unless otherwise indicated, "Real Media" and "we," "us," "our," and similar terms refer to Real Media, Inc., Real Media Europe and other recent acquisitions collectively and, subsequent to their formation or acquisition, their subsidiaries.
                               ------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             ,      (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

     This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. Except as otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                                   REAL MEDIA

     Real Media provides comprehensive Internet advertising solutions for web sites and advertisers throughout the world. Our solutions, which emphasize the value of web site brands and user information, enable sites to maximize revenue from Internet advertising. We focus on developing relationships with leading web sites worldwide that have strong brands in their national or local markets. These relationships allow us to offer advertisers opportunities to reach large, targeted audiences in environments that stimulate user trust and loyalty.

     Our comprehensive solutions consist of three complementary components:

     The Real Media Network. We provide brand-focused ad sales representation to a global network of over 1,000 web sites. We organize our network into national and regional portfolios of selected sites in several categories, including portals, general interest sites and vertical content sites. Advertisers purchase ad space through standard network campaigns that use web sites grouped into specific interest or geographic categories, and through customized campaigns that use individually selected sites. Customized campaigns may be event-related, involve sponsorships or combine the use of online and offline advertising.

     Open AdStream(TM) (OAS). Our proprietary ad management software provides web sites with the technology infrastructure to manage all aspects of targeted ad campaigns, including campaign planning, delivery, measurement and reporting, and allows them to manage sales relationships with advertisers and ad agencies. OAS enables web sites to collect information resulting from user interaction with site content and advertisements and retain exclusive ownership over this data. Currently, over 700 web sites worldwide use OAS. Our top 25 web sites use OAS to serve over six billion advertisements per month.

     Media and Marketing Services. We offer a suite of media and marketing services to web sites that include user base analysis and profiling tools, as well as consulting and other services.

     We currently provide our products and services to over 1,400 web sites in 40 countries, including key operations in the United States (founded May 1995), Switzerland (February 1996), Germany (October 1997), the United Kingdom (October
1997) and France (January 1998). Our clients include web sites of:

       EUROPE            NORTH AMERICA         LATIN AMERICA            ASIA/PACIFIC              AFRICA
       ------            -------------         -------------            ------------              ------
Excite@Home           The New York Times   Universo Online (UOL)  Lycos                     Times Media
The Times             Eudora               Infosel                South China Morning Post  iAfrica
Suddeutsche Zeitung   The Weather Channel  El Tiempo              Apple Daily               Independent Online
Blue Window           Bloomberg            O Globo                Pacific Internet          SABC
Bonjour               Playboy              El Mercurio            Netvigator                Mweb

     In the online world, as in the offline world, strong brands attract loyal audiences. We believe that this loyalty allows branded web sites to charge higher rates for their advertising space, as audiences are more likely to act upon ad messages on these sites. As the number of web sites worldwide continues to grow, we believe that branded sites will become increasingly attractive to advertisers. Over 900 advertisers throughout the world have used our network, including British Telecom, Ford Motor Company, IBM, Intel, Microsoft, Swisscom and UBS.

     Our objective is to be the leading global provider of comprehensive Internet advertising solutions to web sites with strong brand identities. We will continue to focus on providing branded web sites with products and services that help them maximize revenue from Internet advertising by emphasizing the value of their brands and user information. In executing our strategy, we intend to actively promote our brand-focused approach to both web sites and advertisers.

     The key elements of our strategy are to:

     - expand operations in existing global markets and extend into new markets;

     - add selected sites to our portfolios;

     - enhance and extend OAS capabilities;

     - further develop media and marketing services;

     - continue to develop cross-media platforms for our products and services; and

     - pursue selected acquisitions and joint ventures.

OUR RELATIONSHIP WITH PUBLIGROUPE

     We maintain a strong strategic relationship with our principal stockholder, PubliGroupe S.A., a leading seller of print advertising throughout the world, with approximately $1.5 billion in revenue in 1998 and a 100-year history of media representation. As we expand globally, we intend to continue to take advantage of PubliGroupe's relationships with publishers, media buyers and advertisers, and its extensive infrastructure in and operating knowledge of local markets worldwide. Our relationship with PubliGroupe also provides cross-promotional marketing opportunities, such as jointly planned and executed ad campaigns that use both print and online media.

     PubliGroupe currently owns the businesses that compose Real Media Europe. On February 8, 2000, we finalized a stock purchase agreement with PubliGroupe, under which PubliGroupe will transfer to Real Media, Inc. all of PubliGroupe's Internet advertising operations in Europe and Asia, except for a part of its Internet advertising operation in Switzerland. Immediately after this offering,
PubliGroupe will own approximately   % of the issued and outstanding common
stock of Real Media, Inc. See "Related Party Transactions -- Business Combination with Real Media Europe."

RECENT DEVELOPMENTS

     In January 2000, we acquired a South African company to which we previously licensed our technology and which has been selling our products and services in South Africa. We also acquired a 25% interest in an Australian Internet advertising company, and we have an option to increase our ownership to 51%.

                            ------------------------

     Our principal executive offices are located at 260 Fifth Avenue, New York, NY 10001, and our telephone number at that location is (212) 725-4537. We maintain a web site at www.realmedia.com. The information on our web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered.........................  shares
Common stock to be outstanding after this
  offering...................................  shares
Use of proceeds..............................  For general corporate purposes and to repay loans from our principal stockholders.
Nasdaq National Market and SWX New Market
  symbol.....................................  RLMD

     The information in the above table excludes:

     - 1,495,206 shares subject to outstanding stock options at a weighted average exercise price of $4.11 as of December 31, 1999; and

     - 99,938 shares issuable upon exercise of unissued stock options under our 1999 employee stock option plan as of December 31, 1999.

    SUMMARY CONDENSED AND PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following table presents summary condensed and pro forma combined condensed financial information with respect to Real Media and has been derived from (1) the audited financial statements of Real Media, Inc. for the three-year period ended December 31, 1998 and the nine-month period ended September 30, 1999, and the unaudited financial statements of Real Media, Inc. for the nine months ended September 30, 1998 included elsewhere in this prospectus, and (2) the unaudited pro forma combined condensed financial statements of Real Media included elsewhere in this prospectus that give effect to the business combination of Real Media, Inc. and Real Media Europe to be completed before the completion of this offering. The information set forth below should be read in conjunction with "Unaudited Pro Forma Combined Condensed Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements of Real Media, Inc. and the notes thereto and the combined financial statements of Real Media Europe and the notes thereto, included elsewhere in this prospectus. Pro forma information assumes the completion of the business combination of Real Media, Inc. and Real Media Europe as of January 1, 1998. The weighted average shares outstanding used to calculate pro forma net loss per share assumes the issuance of 16,126,525 shares of Real Media's common stock and 450,000 shares of Real Media's common stock issuable upon the conversion of Real Media's Series A Convertible Preferred Stock, which will be issued in connection with the business combination, as if such shares were outstanding from the beginning of the periods presented. Pro forma as adjusted information assumes the completion of the business combination and the completion of this offering as of September 30, 1999, assuming the sale
of           shares of our common stock at an assumed initial public offering price of $
per share (the midpoint of the range of initial public offering prices set forth on the cover page of this prospectus), after deducting the underwriting discounts and estimated offering expenses, and the application of the net proceeds of this offering.

                                                ACTUAL                   PRO FORMA              ACTUAL              PRO FORMA
                                 ------------------------------------   ------------   ------------------------   -------------
                                                                                             NINE MONTHS
                                                                                                ENDED              NINE MONTHS
                                       YEAR ENDED DECEMBER 31,           YEAR ENDED         SEPTEMBER 30,             ENDED
                                 ------------------------------------   DECEMBER 31,   ------------------------   SEPTEMBER 30,
                                    1996         1997         1998          1998          1998          1999          1999
                                 ----------   ----------   ----------   ------------   -----------   ----------   -------------
                                                                        (UNAUDITED)    (UNAUDITED)                 (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  INFORMATION:
Revenue........................  $       93   $      553   $    2,103   $     7,462    $    1,420    $    4,819    $    13,905
Cost of revenue................          72          335          868         4,475           650         1,862          8,535
                                 ----------   ----------   ----------   -----------    ----------    ----------    -----------
Gross profit...................          21          218        1,235         2,987           770         2,957          5,370
Operating expenses.............         491        1,997        3,389         7,106         2,047         6,951         11,699
Amortization of goodwill and
  intangibles..................          --           --           --        28,184            --            --         21,138
                                 ----------   ----------   ----------   -----------    ----------    ----------    -----------
Loss from operations...........        (470)      (1,779)      (2,154)      (32,303)       (1,277)       (3,994)       (27,467)
                                 ==========   ==========   ==========   ===========    ==========    ==========    ===========
Net loss.......................  $     (476)  $   (1,797)  $   (2,116)  $   (32,320)   $   (1,256)   $   (3,982)   $   (27,581)
                                 ==========   ==========   ==========   ===========    ==========    ==========    ===========
Net loss per share:
  Basic and diluted............  $    (0.35)  $    (0.30)  $    (0.27)  $     (1.32)   $    (0.16)   $    (0.43)   $     (1.07)
                                 ==========   ==========   ==========   ===========    ==========    ==========    ===========
Weighted average shares
  outstanding:
  Basic and diluted............   1,356,493    5,968,767    7,849,253    24,425,778     7,658,212     9,227,267     25,803,792
                                 ==========   ==========   ==========   ===========    ==========    ==========    ===========

                                                                       SEPTEMBER 30, 1999
                                                              ------------------------------------
                                                                            PRO         PRO FORMA
                                                              ACTUAL       FORMA       AS ADJUSTED
                                                              ------    -----------    -----------
                                                                        (UNAUDITED)    (UNAUDITED)
                                                                         (IN THOUSANDS)
BALANCE SHEET INFORMATION:
Cash and cash equivalents...................................  $  374     $ 10,108       $
Total assets................................................   4,142      102,915
Total long-term debt........................................      --           53
Total stockholders' equity (deficiency).....................    (351)      95,461

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership position in Real Media. As one of our stockholders, your investment will be subject to risks inherent in our business. The price of our common stock may decline. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

RISKS RELATING TO REAL MEDIA

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US

     We incorporated in 1995, and we have a limited operating history upon which you can evaluate our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early-stage companies in the rapidly-evolving Internet advertising market. We may not be successful in addressing these risks, and our business strategy may not succeed. These risks include our ability to:

     - maintain and increase the number of web sites and advertisers that use our products and services;

     - further develop our technology and expand the products and services that we offer;

     - sell additional products and services to web sites and advertisers with whom we already have relationships;

     - deploy our business model across the broad range of countries in which we operate;

     - implement and improve operational, financial and management information systems;

     - anticipate and respond to competitive developments and new market entrants; and

     - attract, retain and motivate qualified personnel.

     If we are unable to address these risks, our stock price may decline and we may be unable to compete effectively.

THE BUSINESS COMBINATION OF REAL MEDIA, INC. AND REAL MEDIA EUROPE MAY DISRUPT OUR OPERATIONS

     Pursuant to a stock purchase agreement among Real Media, Inc., Real Media Europe Holding S.A., a holding company for Real Media Europe, and PubliGroupe dated February 8, 2000, Real Media, Inc. and Real Media Europe will be combined prior to the completion of this offering. See "Related Party
Transactions -- Business Combination with Real Media Europe." Prior to this business combination, Real Media, Inc. and Real Media Europe have operated their businesses in collaboration with each other but have not formally integrated their management and operations. The formal integration of Real Media, Inc.'s operations with Real Media Europe's operations may divert management's attention from the day-to-day operations of the combined company. The difficulties of combining the two companies may be increased by the necessity of:

     - managing geographically separate organizations;

     - integrating management and employees with disparate business backgrounds, operating experiences and cultures; and

     - combining our operational, financial and management information systems, controls and internal reporting standards.

     The process of combining the two organizations may cause an interruption of, or loss of momentum in, the activities of the combined company. The failure to integrate the two businesses effectively could have an adverse effect on our ability to develop and execute our business strategy, which in turn could have an adverse effect on our revenue and operating results in the near term or longer.

OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT SUCCEED

     Our business model is to generate revenue by selling Internet advertising solutions, primarily to web sites with strong brand identities. The profit potential of our business model is unproven. To be successful, we must continue to enhance our solutions to achieve broad market acceptance. We cannot assure you that Internet advertising and the potential value of branded web sites in general, or our solutions addressed to branded web sites in particular, will achieve sufficient market acceptance.

     Even if Internet advertising gains broad acceptance, web sites, particularly those with strong brand identities, may choose to sell and manage advertising themselves and not to engage independent companies such as Real Media. If the proportion of branded web sites that deploy exclusively in-house ad sales forces increases, our ability to generate ad sales revenue will be diminished. Moreover, web sites may choose not to use our technology for ad management, which could decrease our revenue from technology sales.

     Our ad sales representation pricing model is currently based primarily on the number of users to whom advertising is delivered. We also use, to a lesser extent, pricing models that depend on the number of users who respond to an advertisement for more information, or who make purchases after viewing the advertisement. If response-based pricing models become the market standard, or if our primary pricing model ceases to be the market standard, we may have difficulty sustaining revenue growth and maintaining profit margins. Because of these uncertainties, we cannot assure you that our business model will succeed in sustaining revenue growth and achieving profitability.

WE EXPECT TO CONTINUE TO INCUR LOSSES, AND WE MAY NEED ADDITIONAL FINANCING

     We incurred pro forma net losses of approximately $32.3 million for the year ended December 31, 1998 and approximately $27.6 million for the nine months ended September 30, 1999, which include the amortization of goodwill and intangibles of $28.2 million and $21.1 million for the year ended December 31, 1998 and the nine months ended September 31, 1999, respectively. We anticipate that our operating expenses will increase substantially in the foreseeable future as we:

     - expand our products and services and enter new markets;

     - increase sales and marketing operations;

     - increase advertising to establish our brand;

     - fund greater levels of research and development;

     - improve operational, financial and management information systems; and

     - broaden customer support capabilities.

     As a result of these expenses, we expect to incur additional losses which may increase substantially from existing levels. If any of these and other expenses are not accompanied by increased revenue, our losses may be greater than we anticipate. Although we have experienced revenue growth in recent periods, these results are not necessarily meaningful and you should not rely upon them as an indication of future performance.

     In the event of continuing losses, we may need to raise additional funds in the future. All of our financing to date has been from investments by our stockholders, particularly PubliGroupe and Advance Internet Inc. We cannot assure you that we will be able to obtain additional financing from these stockholders or other persons on favorable terms, if at all. If we are unable to obtain any required financing in a timely manner or on acceptable terms, our ability to operate our business could suffer.

WE MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY

     Our business may not succeed if we do not manage our growth successfully. We have grown substantially since our formation, both in terms of the size of our organization and the number of the markets that we serve. This rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Since inception, we have grown to 301 employees worldwide as of January 21, 2000. To better serve the global marketplace, we plan to open new offices in our existing and new national markets and to expand our sales and marketing, customer support and other departments. To meet the demands of this anticipated growth, we expect to continuously develop, monitor and update our financial and management controls and our reporting and operating systems. We cannot assure you that these systems will be adequate to manage our expanded operations or that we will otherwise be able to manage our growth effectively. If we do not manage our growth effectively, we may be unable to offer competitive services and implement our business plan.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS AND PLANS FOR
EXPANSION

     We operate in many countries in Europe, North America, Latin America, Asia/Pacific and Africa, and our strategy relies heavily on continuing to expand our operations by entering new national markets. Operating in multiple countries involves many uncertainties and risks, including:

     - complying with the laws and regulations of many countries, which may change at any time;

     - difficulties hiring qualified personnel and the higher costs of staffing and managing operations in some countries;

     - managing operations in multiple economies that may experience political, economic and social instability;

     - potentially adverse tax consequences;

     - difficulties enforcing contracts and intellectual property rights in some countries;

     - fluctuations in currency exchange rates and difficulties in moving capital across borders; and

     - seasonal reductions in business activity in different parts of the world, particularly in Europe during the summer.

Our inability to manage these risks effectively may materially and adversely affect our business, results of operations and financial condition.

FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE UNSUCCESSFUL

     As part of our growth strategy, we expect to pursue acquisitions, investments and other relationships involving products, technologies or businesses. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions involve numerous risks, including:

     - difficulties integrating acquired technologies and personnel into our business;

     - diversion of management from daily operations;

     - inability to obtain required financing on favorable terms;

     - entering new markets in which we have little previous experience;

     - potential loss of key employees or customers of acquired companies;

     - assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

     - amortization of the intangible assets of acquired companies.

We have a limited history of acquiring businesses, which may affect our ability to complete transactions quickly and integrate them efficiently into our business. We cannot assure you that any acquisition will accomplish its goals, or that any acquisition will not ultimately have a negative impact on our business and financial condition.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL OR IF MANAGEMENT DOES NOT WORK TOGETHER EFFECTIVELY

     We depend on the services of our senior management and key technical and sales personnel. In particular, our success depends on the continued efforts of those key members of our management team who have extensive experience in this rapidly evolving industry, including David Morgan, Christopher Neimeth, Pascal Zahner and Gil Beyda. The loss of services of any key person could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract and retain highly qualified personnel, especially in the advertising sales area. Competition for such personnel in the Internet industry is intense, and we cannot assure you that we will be able to attract and retain qualified personnel in the future.

     We may experience difficulties as we integrate the separate management teams of Real Media, Inc. and Real Media Europe, which may distract management from their daily operational responsibilities. This integration process may take significant time to complete, and we face the risk that key personnel may leave the company due to changes in our operations and management.

CERTAIN STOCKHOLDERS WILL EXERCISE SIGNIFICANT CONTROL OVER US FOLLOWING THE OFFERING

     Immediately after this offering, PubliGroupe, Advance Internet and five
founders of our company will own   %,      % and      %, respectively, of our
common stock. PubliGroupe, Advance Internet and these founders have entered into a stockholders voting agreement that establishes the composition of our board of directors. Subject to the terms of the stockholders voting agreement, these stockholders, particularly PubliGroupe, may be able to affect or control the outcome of corporate matters requiring stockholder approval, including business combinations, amendments to our certificate of incorporation and bylaws, and other extraordinary transactions. See "Related Party
Transactions -- Stockholders Voting Agreement." The interests of these stockholders may conflict with our interests and the interests of our other stockholders. In addition, the ownership or management of PubliGroupe could change, which could disrupt our relationship with it.

WE WILL RELY ON PUBLIGROUPE TO PROVIDE US WITH KEY SERVICES

     Prior to the business combination, Real Media Europe has depended on PubliGroupe for various financial, business development, legal and other functions that typically are performed by in-house personnel of public companies. Following the business combination and for at least some period of time thereafter, we will continue to rely on PubliGroupe for these services, which will be made available under an interim administrative services agreement between Real Media Europe Holding and PubliGroupe. See "Related Party Transactions -- Interim Administrative Services Agreement." Except as expressly required by the interim administrative services agreement, PubliGroupe could choose not to provide these services. Failure to replicate these services internally in a timely and cost-effective manner could cause a disruption to our business, and we may incur higher costs as we fulfill these needs in other ways.

PUBLIGROUPE MAY COMPETE WITH US

     PubliGroupe is a leading seller of print advertising throughout the world. Subject to restrictions in a cooperation agreement, PubliGroupe may separately enter the Internet advertising market and compete with us, directly or indirectly. See "Related Party Transactions -- Cooperation Agreement." If this were to occur, PubliGroupe would likely continue to have access to our business plan and other confidential information through its board representation, giving it a competitive advantage over us.

IF OUR RELATIONSHIP WITH PUBLIGROUPE DETERIORATES, WE MAY LOSE THE STRATEGIC BENEFITS OF THIS RELATIONSHIP

     PubliGroupe has a long history operating globally in advertising sales, particularly in print media. PubliGroupe has provided us with customer introductions, helped to raise advertisers' awareness of our capabilities, and provided a source for our management recruiting efforts. We anticipate continued strategic benefits from our relationship with PubliGroupe, such as opportunities in cross-selling. However, if our relationship with PubliGroupe deteriorates, we may lose these benefits.

ANY FAILURE BY US TO PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR BUSINESS AND COMPETITIVE POSITION

     To date, we have not sought patent protection or copyright registration for our proprietary software and other technologies. As a result, we may not be able to prevent others from using any inventions in our software and other technologies, and we may not have adequate remedies to compensate us fully for any infringement of our copyrights by others.

     We have pending applications to register REAL MEDIA and other key trademarks in the United States, Europe and other foreign jurisdictions. However, we have not yet secured registrations for any of these marks. We cannot guarantee that any of our applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge such registrations. A failure to obtain trademark registrations in jurisdictions outside the United States could limit our ability to use the mark and impede our marketing efforts in those jurisdictions. RealNetworks, Inc., a provider of Internet streaming technology, has applied to register REAL MEDIA in connection with its products in the United States and the European Community. We are negotiating an agreement with RealNetworks regarding the use and registration of the mark REAL MEDIA. However, we cannot assure you that in the future RealNetworks or another entity will not assert the right to use or register marks that are the same as or confusingly similar to our marks in a way that harms us.

     We take reasonable measures to preserve the secrecy of our valuable trade secrets and confidential information and require our employees to sign confidentiality agreements prohibiting them from disclosing any of our trade secrets, which we believe are enforceable. However, we cannot assure you that these measures are sufficient to prevent others from obtaining our valuable trade secrets, and we may not have adequate remedies to preserve our trade secrets or to compensate us fully for their loss if our employees breach their confidentiality agreements with us. In addition, we cannot assure you that our trade secrets will provide us with any proprietary or competitive advantage, as they may otherwise become known to or be independently developed by our competitors, regardless of the success of any measures we may take to try to preserve their confidentiality.

ENFORCEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS AND COMPETITIVE POSITION

     Several of our competitors have sought patent protection for technology or methods of doing business in the field of Internet advertising. For example, DoubleClick, Inc. has obtained U.S. Pat. No. 5,948,061, entitled "Method of Delivery, Targeting, and Measuring Advertising Over Networks." Another competitor, 24/7 Media, Inc., has announced that it has received a notice of allowance in connection with its application for a United States patent, which purportedly relates to an ad delivery and management system. While we believe that OAS, our proprietary ad management software, and our methods of doing business are substantially different from those owned and used by our competitors and do not violate any of their patent rights of which we are aware, it is possible that any one of our competitors may file a suit against us, alleging that we are infringing their patent rights. We are aware that DoubleClick has filed patent infringement actions against two other companies that provide Internet advertising solutions, at least one of which has filed a countersuit against DoubleClick. In addition, our competitors or other persons may have already obtained or may in the future obtain patents relating to one or more aspects of our technology or methods of doing business. If we are sued for patent infringement, we may be forced to incur substantial costs in defending ourselves. If such litigation were to result in a judgment that we infringed a valid and enforceable patent, a court may order us to pay substantial damages to the owner of the patent and to cease using any infringing technology or method of doing business. Such an order could cause a significant disruption in our business and force us to incur substantial costs to develop and implement alternative, non-infringing technology or methods of doing business, or to obtain a license from the patent owner. We cannot assure you that we would be able to develop non-infringing alternatives at a reasonable cost that would be commercially acceptable, or that we would be able to obtain a license from any such patent owner on commercially reasonable terms, if at all.

WE MAY BE LIABLE FOR CONTENT AVAILABLE OR POSTED ON WEB SITES

     We may be held liable to third parties for content in the advertising we serve if the music, artwork, text or other content involved is found to be defamatory, to invade the privacy or publicity rights of such third parties, to violate the copyright, trademark, or other intellectual property rights of such third parties, or to violate any applicable laws or regulations. Defending any claims or counterclaims regarding these types of liabilities could be time-consuming, result in costly litigation or divert management's attention from daily operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE, WHICH COULD AFFECT THE MARKET PRICE OF YOUR SHARES

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors that may be beyond our control. These factors include:

     - the ability of web sites in the Real Media Network to maintain or increase traffic on their sites;

     - the addition or loss of web sites and advertisers that use our products and services;

     - the introduction of new Internet advertising solutions by us or our competitors;

     - changes in pricing policies resulting from competitive conditions;

     - changes in our mix of products and services;

     - the amount and timing of expenditures relating to expanding our operations, improving ad management technology and further developing new products and technologies;

     - the demand for, and pricing of, Internet advertising;

     - the growth of the Internet as a communications medium; and

     - general economic conditions.

Expenditures by advertisers tend to vary in cycles that reflect overall economic conditions. Our revenue could be materially reduced by a decline in the economic prospects of advertisers or the economy in general, which could alter current or prospective advertisers' spending priorities. In addition, we believe that our revenue may be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third quarters of each year.

     Due to these factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. Furthermore, it is possible that in future periods our results of operations will be below the expectations of securities analysts and investors. If so, the market price of your shares would likely decline.

YEAR 2000 ISSUES COULD DISRUPT OUR OPERATIONS AND OUR CUSTOMERS' OPERATIONS

     Many currently installed computer systems and software products only accept two digits to identify the year in any date. Therefore, the year 2000 will appear as "00", which the system or software may consider to be the year 1900 rather than the year 2000. The failure of any of our computer systems or software to be Year 2000 compliant could result in system failures, delays or miscalculations, which could:

     - cause us to incur significant expenses to remedy any problems;

     - affect the availability and performance of the software that we sell or our ability to execute and manage campaigns and deliver reports for our web sites and advertisers; or

     - otherwise damage our business and our customer relationships.

In addition, the failure of Internet advertisers or web sites to have Year 2000 compliant systems may negatively impact these persons' businesses, causing a decrease in the demand for our products and services. Any of these issues could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE INTERNET ADVERTISING INDUSTRY

THE INTERNET ADVERTISING INDUSTRY IS HIGHLY COMPETITIVE

     Our industry is highly competitive. Competition is likely to increase because there are low barriers to entry in this market, and the evolving nature of the Internet will present new opportunities for entrants to exploit. Our ability to compete depends on many factors, some of which are outside of our control, including:

     - our ability to attract and retain effective sales people and other personnel;

     - the timing and market acceptance of new solutions that we may offer;

     - our ability to scale technology to customer demands;

     - our ability to deliver effective customer service and support;

     - our ability to adapt to technology for converging media;

     - the success of our sales and marketing efforts; and

     - the ease of use, performance, price, features and reliability of our products and services.

     Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that compete with our products and services. See
"Business -- Competition." Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may be able to:

     - respond more quickly to emerging technologies and changing customer demands;

     - devote more resources to product development and promotion;

     - access capital markets more easily;

     - adopt aggressive pricing policies; and

     - develop superior products and services.

     Increased competition is likely to result in price reductions, reduced profit margins and loss of market share, any one of which could impede our growth and hinder our ability to compete in the future. We cannot assure you that we will be able to compete effectively against existing or future competitors, or that competitive pressures will not have a material adverse effect on our financial condition and competitive position.

     We also compete with other advertising media, such as print, television and radio, for a share of advertising budgets. To the extent that the Internet does not develop as an attractive advertising medium, we may be unable to increase our revenue and we may lose market share to these other media.

INDUSTRY CONSOLIDATION MAY INCREASE OUR COMPETITORS' RESOURCES

     Our industry is consolidating rapidly, and a number of acquisitions have been announced or completed recently. See "Business -- Competition." Our competitors may also form joint ventures and other cooperative relationships that will compete with us in our market. It is therefore possible that newer or significantly larger competitors may emerge and attain significant market share and brand recognition, which could have a material adverse effect on our ability to maintain market share for our products and services.

OUR BUSINESS MAY NOT GROW IF THE MARKET FOR INTERNET ADVERTISING DOES NOT CONTINUE TO DEVELOP

     We expect to derive all of our revenue in the foreseeable future from the products and services that we offer to the market for Internet advertising. Therefore, our future success depends on the level of use of the Internet as an advertising medium. If the market for Internet advertising fails to develop or develops more slowly than we anticipate, we may be unable to increase or even maintain our revenue. The Internet may not develop as a successful advertising medium because it has not existed long enough to demonstrate its effectiveness in communicating messages and establishing brand awareness when compared to traditional advertising media. Companies that have relied on traditional media for advertising may be reluctant to adopt the Internet as an advertising medium because these companies:

     - have limited or no experience using the Internet as an advertising medium;

     - have allocated only a limited portion of their advertising budgets to Internet advertising and may be unwilling to reallocate their resources from traditional media to Internet advertising; and

     - may conclude that Internet advertising is less effective than traditional advertising media.

     There are no widely accepted standards for the measurement of the effectiveness of Internet advertising, and we cannot assure you that such standards will develop to support Internet advertising as a significant advertising medium. In addition, the effectiveness of Internet advertising is partly dependent upon the accuracy of information contained in the databases used to target advertisements. Actual or perceived ineffectiveness of Internet advertising in general, or inaccurate measurements or database information in particular, could limit the long-term growth of Internet advertising and cause our revenue to decline.

WE DEPEND ON THE CONTINUED GROWTH OF INTERNET USAGE AND INFRASTRUCTURE FOR OUR BUSINESS

     Our market is new and rapidly evolving. Our business would be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

     - inadequate network infrastructure;

     - security and privacy concerns;

     - inconsistent quality of service; and

     - limited availability of cost-effective, high-speed service.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, web sites have experienced interruptions in their service as a result of failures and delays occurring throughout the Internet infrastructure. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support the growth that may occur, the demand for our products and services may not grow.

TECHNOLOGICAL CHANGES MAY RENDER OUR PRODUCTS AND SERVICES OBSOLETE

     The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new product and service introductions, and evolving customer demands. These uncertainties are exacerbated by the emerging nature of Internet use and advertising. For example, computer users may install "filter" programs that limit or prevent the display of advertising on the users' monitors. The widespread adoption of filter software could have a material adverse effect upon the commercial viability of Internet advertising. Our future success will therefore depend on our ability to modify our products and services to respond in a timely and cost-effective manner to new technologies and changing customer demands. If we are unable to adapt our technologies to these pressures or to develop products to address new and converging technologies, we may be unable to compete successfully. We cannot assure you that we will not experience difficulties that could delay or prevent our introduction of new products and services, or that any new products and services will be attractive to our customers. Any delay or inability to introduce competitive solutions may cause customers to forgo our solutions and purchase those of our competitors.

PRIVACY CONCERNS MAY LIMIT OUR SUCCESS

     Potential governmental and consumer reactions to concerns about privacy and the Internet pose a risk to our business. Many web sites, including our clients, collect personal data through registrations and surveys and use that data to build profiles for advertising. There is substantial public debate over the collection and use of Internet user information. We are aware that one of our competitors is being sued over user privacy concerns. Some United States legislators have introduced bills that would regulate the collection and use of personal data from Internet users. The European Union has adopted a directive addressing data privacy that may result in limitations on the collection and use of such information. Many proposals focus on requiring the consent of the Internet user before collecting the user's information. While currently the more common practice is to give users the option to prohibit the use of their personal data for profiling uses, it may become the standard practice to require users to approve the use of personal data. If a user must approve the use of personal information, rather than not prohibit it, the number of users about whom information can be collected and to whom targeted ads can be delivered may decrease. This may limit the effectiveness of our sales and marketing efforts and adversely affect our financial condition and results of operations.

     A particular area of concern has been the use of "cookies," which are small files placed on a user's hard drive without the user's knowledge or consent. Cookies allow certain information to be collected without the users' knowledge. Due to privacy concerns, some Internet commentators and governmental bodies have called for the use of cookies to be limited or eliminated. For example, the use of cookies in Germany, while legally permitted, has not been a widely accepted practice. In addition, web browsers may allow users to prevent cookies from being placed on users' hard drives. Our technology has features that rely on the use of cookies. If the use of cookies is limited or eliminated, we may have to employ alternative technologies to enable the gathering of demographic information. We believe that alternative technologies that currently exist are not as effective as cookies. Devising new technologies to replace cookies could require significant engineering time and resources. We cannot assure you that we could develop and market successful alternative technologies.

GOVERNMENT REGULATIONS COULD NEGATIVELY IMPACT OUR BUSINESS MODEL

     In addition to regulation concerned with privacy issues, other forms of government regulation could impact our industry and business. Due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted covering issues such as pricing, content, gambling, database protection, unsolicited commercial e-mail and taxation. In addition, some local telephone carriers are advocating the regulation of Internet service providers in a manner similar to long distance telephone carriers. Any of these laws and regulations could slow the growth of Internet use and decrease the Internet's effectiveness as an advertising medium, which could impede our ability to implement our business model. To date, none of these laws has materially impacted our business. However, legislation that interferes with our business operations may be adopted in the future. In addition, due to the global nature of the Internet, it is possible that multiple jurisdictions might pass inconsistent legislation. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE OFFERING

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE THAT COULD AFFECT YOUR INVESTMENT

     Prior to this offering, there has been no public market for our common stock. Accordingly, we cannot predict the extent to which investor interest in our common stock will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as:

     - actual or anticipated fluctuations in our results of operations;

     - changes in or failure by us to meet securities analysts' expectations;

     - announcements of technological innovations;

     - introduction of new services by us or our competitors;

     - conditions and trends in the Internet and other technology industries;
       and

     - general market conditions.

     In addition, the Nasdaq National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. Some of these market fluctuations have been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our common stock. The value of our common stock may also fluctuate because it is listed on both the Nasdaq National Market and the SWX New Market of the SWX Swiss Exchange. We cannot be certain what effect, if any, the dual listing will have on the price of our stock in either market. Listing on both exchanges may increase stock price volatility due to trading in different time zones and different trading volumes.

     In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business and results of operations.

WE HAVE BROAD DISCRETION IN THE USE OF THE PROCEEDS OF THIS OFFERING

     The net proceeds of this offering will be added to our working capital and will be available for general corporate purposes, including capital expenditures and potential future acquisitions. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Our management will have broad discretion in the application of the net proceeds. See "Use of Proceeds."

SALES OF OUR SHARES AFTER THIS OFFERING COULD RESULT IN A DECLINE IN OUR STOCK PRICE

     If our stockholders sell substantial amounts of common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of December 31, 1999, upon
completion of this offering, we will have           shares of common stock
outstanding. If the underwriters exercise their over-allotment option in
full, we will have           shares of common stock outstanding. Of these
shares, the shares being offered hereby will be freely tradable and 26,412,675 shares will become eligible for resale as follows:

NUMBER OF SHARES                                DATE
----------------    ------------------------------------------------------------
      417,312       Beginning 91 days after the date of this prospectus
    1,165,720       Beginning 181 days after the date of this prospectus,
                    subject to a stockholders voting agreement. See "Related
                    Party Transactions -- Stockholders Voting Agreement."
   24,829,643       Beginning 181 days after the date of this prospectus,
                    subject to compliance with Rule 144, and in some cases,
                    subject to a stockholders voting agreement.

     We are applying to list our common stock on both the Nasdaq National Market and the SWX New Market of the SWX Swiss Exchange. Sales on the SWX New Market will still be subject to United States securities laws including Rule 144 and Regulation S, which may restrict sales.

     As of December 31, 1999, options to purchase 865,030 shares of common stock were outstanding and, when exercised, these shares will be eligible for resale under Rule 701. These stock options generally have exercise prices significantly below the expected initial public offering price of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to decline. In addition, prior to the completion of this offering, we expect to file a registration statement on Form S-8 to register shares of our common stock issuable under our 1999 employee stock option plan. See "Shares Eligible for Future Sale."

PURCHASERS IN THIS OFFERING WILL INCUR AN IMMEDIATE DILUTION OF THEIR INVESTMENT

     Investors purchasing shares of our common stock in this offering will incur immediate and substantial dilution of their investment. To the extent outstanding options to purchase our common stock are exercised, there will be further dilution. If we elect to purchase, or PubliGroupe elects to sell to us, the remaining interest in Real Media S.A., we may elect to pay the purchase price in shares of our common stock. Issuing more common stock to pay the purchase price for the remaining interest in Real Media S.A. may result in further dilution. See "Dilution."

WE HAVE ADOPTED ANTI-TAKEOVER MEASURES THAT MAY INHIBIT THE SALE OF REAL MEDIA

     Following the closing of this offering, our board of directors will have the authority to issue up to 9,000,000 shares of preferred stock without your approval. These shares could be issued with voting, liquidation, dividend and other rights superior to yours that could discourage a third party from acquiring Real Media, even if the acquisition would be beneficial to you. Our certificate of incorporation provides for a classified board of directors, and our bylaws and Delaware law contain other provisions that could have the effect of delaying or preventing a change in control of Real Media.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use, Internet advertising and electronic commerce. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Because these forward-looking statements involve risks and uncertainties, there are important factors discussed under "Risk Factors" that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

                                USE OF PROCEEDS

     Based on an assumed initial public offering price of $     per share (the
midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus), our net proceeds from the sale of the shares of our common stock offered in this offering will be approximately $
million, or $          million if the underwriters' over-allotment option is
exercised in full, after deducting the estimated underwriting discounts and commissions and estimated expenses that are payable by us in this offering.

     Under a stockholders voting agreement with Real Media, Inc., PubliGroupe and Advance Internet have agreed to make available to us from time to time prior to the completion of this offering loans up to $13.0 million and $2.0 million, respectively, for working capital. The loans from PubliGroupe and Advance Internet will bear interest at an annual rate equal to the prime rate, as published in the Wall Street Journal, Eastern Edition, and will be due upon the completion of this offering. See "Related Party Transactions -- Stockholders Voting Agreement." In addition, within 30 days following the completion of the audit of Real Media Europe for the year ended December 31, 1999, we must repay any intercompany loans made by PubliGroupe to Real Media Europe between January 1, 2000 and the completion of the business combination to fund Real Media Europe's operations. See "Related Party Transactions -- Business Combination with Real Media Europe." We intend to use some of the proceeds of this offering to repay in full, with interest, the loans described above. We expect to use the remaining net proceeds from this offering for general corporate purposes, including expansion of our sales, marketing and operating capabilities, product and technology development and possible acquisitions of or investments in companies or assets. We are not currently involved in negotiations, and we have no binding obligations, with respect to any acquisition of or investments in other companies or assets.

     Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our capital stock, and we do not intend to pay dividends in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION

     The Actual column in the following table sets forth Real Media, Inc.'s capitalization as of September 30, 1999. The Pro Forma column gives effect to the business combination of Real Media, Inc. and Real Media Europe, including the issuance of 16,126,525 shares of our common stock and 450,000 shares of our Series A Convertible Preferred Stock to PubliGroupe.

The Pro Forma As Adjusted column gives effect to:

     - the net proceeds from the sale of          shares of common stock offered
       at an assumed initial public offering price of $     per share (the
       midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses;

     - the application of those proceeds to repay $          in loans from our
       principal stockholders, PubliGroupe and Advance Internet; and

     - the conversion of 450,000 shares of our Series A Convertible Preferred Stock into 450,000 shares of our common stock.

     You should read this table with the "Unaudited Pro Forma Combined Condensed Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and each of Real Media, Inc.'s and Real Media Europe's audited financial statements and the related notes included elsewhere in this prospectus.

                                                                    AT SEPTEMBER 30, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Total debt.................................................  $    --    $     53       $
Stockholders' equity:
  Preferred stock, $.001 par value, 9,000,000 shares
     authorized, no shares issued and outstanding, actual;
     9,000,000 shares authorized, 450,000 shares issued and
     outstanding, pro forma; 9,000,000 shares authorized,
     no shares issued and outstanding, pro forma as
     adjusted..............................................       --           1           --
  Common stock, $.001 par value, 18,000,000 shares
     authorized, 9,676,180 shares issued and outstanding,
     actual; 120,000,000 shares authorized, 25,802,705
     shares issued and outstanding, pro forma; 120,000,000
     shares authorized,           shares issued and
     outstanding, pro forma as adjusted....................       10          26
  Additional paid-in capital...............................    8,027     103,822
  Accumulated deficit......................................   (8,372)     (8,372)
  Deferred compensation....................................      (16)        (16)
                                                             -------    --------       ------
  Total stockholders' equity (deficiency)..................     (351)     95,461
                                                             -------    --------       ------
          Total capitalization.............................  $  (351)   $ 95,514       $
                                                             =======    ========       ======

     The table excludes the following shares:

     - 820,750 shares subject to outstanding stock options as of September 30, 1999, of which 566,080 stock options were exercisable as of September 30, 1999; and

     - 89,188 shares issuable upon exercise of unissued stock options under our 1999 employee stock option plan as of September 30, 1999.

                                    DILUTION

     Assuming that the business combination of Real Media, Inc. and Real Media Europe had been completed as of September 30, 1999, Real Media's pro forma net tangible book value at September 30, 1999 would have been approximately $10.9 million, or $0.42 per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. Assuming we had also sold the shares of our common stock offered hereby at an assumed initial public
offering price of $     per share (the midpoint of the range of estimated
initial public offering prices set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted pro forma net
tangible book value at September 30, 1999 would have been approximately $     ,
or $     per share. This represents an immediate increase in pro forma net tangible book value of $
per share to existing stockholders and an immediate dilution of $     per share
to new investors purchasing shares of our common stock in this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted pro forma net tangible book value per share of our common stock immediately following this offering. The following table illustrates the immediate per share dilution to new investors.

                                                                         PER SHARE
                                                                         ---------
Assumed initial public offering price.......................              $
  Pro forma net tangible book value at September 30,
     1999...................................................  $  0.42
  Increase attributable to this offering....................
As adjusted pro forma net tangible book value after this
  offering..................................................
                                                                          ------
Dilution to new investors in this offering..................              $
                                                                          ======

     The following table sets forth, on an as adjusted pro forma basis, as of September 30, 1999, the total number of shares of common stock purchased from Real Media, Inc., the total cash consideration paid and the average price per share paid by the existing stockholders and by the new investors in this
offering at an assumed initial public offering price of $     per share (the
midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus):

                                                                                        AVERAGE PRICE
                                      SHARES PURCHASED         TOTAL CONSIDERATION        PER SHARE
                                    ---------------------    -----------------------    -------------
                                      NUMBER      PERCENT       AMOUNT       PERCENT
                                    ----------    -------    ------------    -------
Existing stockholders.............  26,252,705         %     $103,849,429         %         $3.96
New investors.....................
                                    ----------      ---      ------------      ---
          Total...................                     %     $                    %         $
                                    ==========      ===      ============      ===

     The foregoing discussion and tables are based on the number of shares issued and outstanding on September 30, 1999, assuming the completion of the business combination and this offering, no exercise of the underwriters'
over-allotment option to purchase           additional shares and no exercise of
any stock options outstanding and exercisable as of September 30, 1999. As of September 30, 1999, there were 820,750 shares issuable upon the exercise of outstanding stock options, of which 566,080 stock options were exercisable at a weighted average exercise price of $0.99 per share and 89,188 shares were issuable upon exercise of unissued stock options under our 1999 employee stock option plan. Options for 254,670 shares were outstanding but not exercisable as of September 30, 1999.

     Assuming the completion of the business combination, this offering and the exercise in full of all of the options outstanding and exercisable as of September 30, 1999, including the underwriters' over-allotment option, our as adjusted pro forma net tangible book value as of September 30, 1999 would have
been approximately $     , or $     per share. This represents an immediate
increase in pro forma net tangible book value of $     per share to existing
stockholders and an immediate dilution in the pro forma net tangible book value
of $     per share to new investors purchasing shares of our common stock in this offering.

               SELECTED FINANCIAL INFORMATION OF REAL MEDIA, INC.

     The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Real Media, Inc.'s financial statements and the notes thereto included elsewhere in this prospectus. The selected statement of operations information for the three-year period ended December 31, 1998 and the nine-month period ended September 30, 1999 and the balance sheet information as of December 31, 1998 and September 30, 1999 are derived from the financial statements of Real Media, Inc., which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The selected statement of operations information for the nine-month period ended September 30, 1998 is unaudited and has been prepared on the same basis as the audited financial statements of Real Media, Inc. included elsewhere in this prospectus. In the opinion of management, this unaudited information includes all adjustments, consisting of only normally recurring adjustments necessary for a fair presentation of such information. The historical results are not necessarily indicative of the operating results to be expected in the future, and interim results are not necessarily indicative of operating results for the full year.

                                                                             NINE MONTHS ENDED
                                     FOR THE YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                   -----------------------------------    ------------------------
                                     1996         1997         1998          1998          1999
                                   ---------    ---------    ---------    -----------    ---------
                                                                          (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  INFORMATION:
Revenue..........................  $      93    $     553    $   2,103     $   1,420     $   4,819
Cost of revenue..................         72          335          868           650         1,862
                                   ---------    ---------    ---------     ---------     ---------
Gross profit.....................         21          218        1,235           770         2,957
                                   ---------    ---------    ---------     ---------     ---------
Operating expenses:
  Sales and marketing............        140          973        1,720           885         3,618
  Product and technology
     development.................         61          428          543           421           641
  General and administrative.....        290          596        1,126           741         2,692
                                   ---------    ---------    ---------     ---------     ---------
Total operating expenses.........        491        1,997        3,389         2,047         6,951
                                   ---------    ---------    ---------     ---------     ---------
Loss from operations.............       (470)      (1,779)      (2,154)       (1,277)       (3,994)
Interest income (expense), net...         (6)         (18)          38            21            12
                                   ---------    ---------    ---------     ---------     ---------
Net loss.........................  $    (476)   $  (1,797)   $  (2,116)    $  (1,256)    $  (3,982)
                                   =========    =========    =========     =========     =========
Net loss per share:
  Basic and diluted..............  $   (0.35)   $   (0.30)   $   (0.27)    $   (0.16)    $   (0.43)
                                   =========    =========    =========     =========     =========
Weighted average shares
  outstanding:
  Basic and diluted..............  1,356,493    5,968,767    7,849,253     7,658,212     9,227,267
                                   =========    =========    =========     =========     =========

                                                          DECEMBER 31,
                                                     -----------------------    SEPTEMBER 30,
                                                     1996    1997      1998         1999
                                                     ----    -----    ------    -------------
                                                                  (IN THOUSANDS)
BALANCE SHEET INFORMATION:
Cash and cash equivalents..........................  $594    $  49    $  639            $ 374
Total assets.......................................   662      361     1,670            4,142
Total long-term debt...............................    --       --        --               --
Total stockholders' equity (deficiency)............   530     (923)       28             (351)

          SELECTED COMBINED FINANCIAL INFORMATION OF REAL MEDIA EUROPE

     The following selected combined financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Real Media Europe's combined financial statements and the notes thereto included elsewhere in this prospectus. The selected combined statement of operations information for the three-year period ended December 31, 1998 and the nine-month period ended September 30, 1999 and the combined balance sheet information as of December 31, 1998 and September 30, 1999 are derived from the combined financial statements of Real Media Europe, which have been audited by ATAG Ernst & Young AG, independent auditors, and are included elsewhere in this prospectus. The selected combined statement of operations information for the nine-month period ended September 30, 1998 is unaudited and has been prepared on the same basis as the audited combined financial statements of Real Media Europe included elsewhere in this prospectus. In the opinion of management, this unaudited information includes all adjustments, consisting of only normally recurring adjustments necessary for a fair presentation of such information. The historical results are not necessarily indicative of the operating results to be expected in the future, and interim results are not necessarily indicative of operating results for the full year.

                                                                                 FOR THE NINE MONTHS
                                                                                        ENDED
                                            FOR THE YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                           ---------------------------------    ----------------------
                                            1996        1997         1998          1998         1999
                                           -------    ---------    ---------    -----------    -------
                                                                                (UNAUDITED)
                                                                 (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS
  INFORMATION:
Revenue..................................   $ 289      $   925      $ 5,436       $ 3,230      $ 9,255
Cost of revenue..........................     335          751        3,684         2,334        6,842
                                            -----      -------      -------       -------      -------
Gross profit (loss)......................     (46)         174        1,752           896        2,413
                                            -----      -------      -------       -------      -------
Operating expenses:
  Sales and marketing....................     294          730        2,000         1,348        2,646
  Product and technology development.....      --           73          312           225          405
  General and administrative.............     360          612        1,405         1,001        1,697
                                            -----      -------      -------       -------      -------
Total operating expenses.................     654        1,415        3,717         2,574        4,748
                                            -----      -------      -------       -------      -------
Loss from operations.....................    (700)      (1,241)      (1,965)       (1,678)      (2,335)
Interest income (expense), net...........      (5)         (15)         (55)           --         (126)
                                            -----      -------      -------       -------      -------
Net loss.................................   $(705)     $(1,256)     $(2,020)      $(1,678)     $(2,461)
                                            =====      =======      =======       =======      =======

                                                        DECEMBER 31,
                                                 ---------------------------    SEPTEMBER 30,
                                                 1996      1997       1998          1999
                                                 -----    -------    -------    -------------
                                                                (IN THOUSANDS)
COMBINED BALANCE SHEET INFORMATION:
Cash and cash equivalents......................  $  --    $   103    $   191          $   731
Total assets...................................    139      1,087      3,429            5,680
Total long-term debt...........................    635      1,746      3,837            6,370
Total shareholder's equity (deficiency)........   (711)    (1,389)    (3,349)          (5,626)

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial information illustrates the effect of the business combination of Real Media, Inc. and Real Media Europe under the terms of the stock purchase agreement dated February 8, 2000. See "Related Party Transactions -- Business Combination with Real Media Europe." The unaudited pro forma combined condensed financial information is based on the historical financial statements of Real Media, Inc. and Real Media Europe. The unaudited pro forma combined condensed balance sheet as of September 30, 1999 gives effect to the business combination as if it had been completed at that date. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 1998 and for the nine months ended September 30, 1999 give effect to the business combination as if it had been completed on January 1, 1998.

ACCOUNTING TREATMENT

     Real Media, Inc. plans to record the business combination with Real Media Europe using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed will be recorded at their estimated fair values, which are subject to further adjustment based upon appraisals and other analyses. The pro forma adjustments are based upon available information and assumptions that Real Media, Inc. believes are reasonable at the time made. The unaudited pro forma combined condensed financial statements do not purport to present our financial position or results of operations had the business combination occurred on the date specified, nor are they necessarily indicative of the financial position or results of operations that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the audited financial statements of Real Media, Inc. and the notes thereto and the audited combined financial statements of Real Media Europe and the notes thereto included elsewhere in this prospectus.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            As of September 30, 1999

                                                  HISTORICAL
                                           -------------------------
                                           REAL MEDIA,    REAL MEDIA     PRO FORMA        PRO FORMA
                                              INC.          EUROPE      ADJUSTMENTS    REAL MEDIA, INC.
                                           -----------    ----------    -----------    ----------------
                                                                  (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents..............    $   374       $   731        $ 9,003(1)       $ 10,108
  Accounts receivable, net...............      3,075         3,360             --             6,435
  Due from affiliates....................         90           535           (464)(2)           161
  Due from stockholder...................        100            --             --               100
  Prepaid and other current assets.......         57           451             --               508
                                             -------       -------        -------          --------
Total current assets.....................      3,696         5,077          8,539            17,312
Property and equipment, net..............        397           561             --               958
Goodwill and intangibles, net............         --            --         84,554(1)         84,554
Other....................................         49            42             --                91
                                             -------       -------        -------          --------
Total assets.............................    $ 4,142       $ 5,680        $93,093          $102,915
                                             =======       =======        =======          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY)
Current liabilities:
  Accounts payable.......................    $ 2,051       $ 1,558        $    --          $  3,609
  Accrued expenses.......................        290         1,848             --             2,138
  Due to affiliates......................         --           672           (654)(1)(2)           18
  Notes payable -- stockholders..........      1,000            --         (1,000)(1)            --
  Due to stockholders....................        266            --             --               266
  Capital lease..........................         --             7             --                 7
  Deferred revenue.......................        512           786             --             1,298
  Deferred revenue -- stockholder........        374            --           (374)(2)            --
                                             -------       -------        -------          --------
Total current liabilities................      4,493         4,871         (2,028)            7,336
Note payable.............................         --         6,317         (6,317)               --
Capital lease -- long-term portion.......         --            53             --                53
Other liabilities........................         --            65             --                65
Stockholders' equity (deficiency):
  Preferred stock........................         --            --              1                 1
  Common stock...........................         10           711           (695)(1)            26
  Additional paid-in capital.............      8,027            --         95,795(1)        103,822
  Deferred compensation..................        (16)           --             --               (16)
  Accumulated deficit....................     (8,372)       (6,501)         6,501(1)         (8,372)
  Accumulated other comprehensive income
     (loss)..............................         --           164           (164)(1)            --
                                             -------       -------        -------          --------
Total stockholders' equity
  (deficiency)...........................       (351)       (5,626)       101,438            95,461
                                             -------       -------        -------          --------
Total liabilities and stockholders'
  equity (deficiency)....................    $ 4,142       $ 5,680        $93,093          $102,915
                                             =======       =======        =======          ========

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          Year ended December 31, 1998

                                                  HISTORICAL
                                           -------------------------
                                           REAL MEDIA,    REAL MEDIA     PRO FORMA        PRO FORMA
                                              INC.          EUROPE      ADJUSTMENTS    REAL MEDIA, INC.
                                           -----------    ----------    -----------    ----------------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue..................................    $ 2,103       $ 5,436       $    (77)(3)    $     7,462
Cost of revenue..........................        868         3,684            (77)(3)          4,475
                                             -------       -------       --------        -----------
Gross profit.............................      1,235         1,752             --              2,987
Operating expenses:
  Sales and marketing....................      1,720         2,000             --              3,720
  Product and technology development.....        543           312             --                855
  General and administrative.............      1,126         1,405             --              2,531
  Amortization of goodwill and
     intangibles.........................         --            --         28,184(4)          28,184
                                             -------       -------       --------        -----------
Total operating expenses.................  3,389....         3,717         28,184             35,290
                                             -------       -------       --------        -----------
Loss from operations.....................     (2,154)       (1,965)       (28,184)           (32,303)
Other income (expense):
  Interest income........................         63            17             --                 80
  Interest expense.......................        (25)          (72)            --                (97)
                                             -------       -------       --------        -----------
Net loss.................................    $(2,116)      $(2,020)      $(28,184)       $   (32,320)
                                             =======       =======       ========        ===========
Basic and diluted loss per common
  share .................................                                                $     (1.32)
                                                                                         ===========
Number of shares used in computing basic
  and diluted loss per share (5).........                                                 24,425,778
                                                                                         ===========

 The accompanying notes and management's assumptions to the unaudited pro forma combined
      condensed financial statements are integral parts of this statement.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      Nine Months ended September 30, 1999

                                                  HISTORICAL
                                           -------------------------
                                           REAL MEDIA,    REAL MEDIA     PRO FORMA        PRO FORMA
                                              INC.          EUROPE      ADJUSTMENTS    REAL MEDIA, INC.
                                           -----------    ----------    -----------    ----------------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenue..................................    $ 4,819       $ 9,255       $   (169)(3)    $    13,905
Cost of revenue..........................      1,862         6,842           (169)(3)          8,535
                                             -------       -------       --------        -----------
Gross profit.............................      2,957         2,413             --              5,370
Operating expenses:
  Sales and marketing....................      3,618         2,646             --              6,264
  Product and technology development.....        641           405             --              1,046
  General and administrative.............      2,692         1,697             --              4,389
  Amortization of goodwill
     and intangibles.....................         --            --         21,138(4)          21,138
                                             -------       -------       --------        -----------
Total operating expenses.................      6,951         4,748         21,138             32,837
Loss from operations.....................     (3,994)       (2,335)       (21,138)           (27,467)
Other income (expense):
  Interest income........................         14             8             --                 22
  Interest expense.......................         (2)         (134)            --               (136)
                                             -------       -------       --------        -----------
Net loss.................................    $(3,982)      $(2,461)      $(21,138)       $   (27,581)
                                             =======       =======       ========        ===========
Basic and diluted loss per common
  share..................................                                                $     (1.07)
                                                                                         ===========
Number of shares used in computing basic
  and diluted loss per share(5)..........                                                 25,803,792
                                                                                         ===========

 The accompanying notes and management's assumptions to the unaudited pro forma combined
      condensed financial statements are integral parts of this statement.

                                REAL MEDIA, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                        CONDENSED FINANCIAL INFORMATION

1. The issuance of 16,126,525 shares of Real Media's common stock and 450,000 shares of Real Media's Series A Convertible Preferred Stock in exchange for
   (i) all of the outstanding shares of Real Media Europe Holding's common stock, (ii) the conversion of a $1.0 million note payable and (iii) the contribution to capital of $9.0 million.

   Value of shares issued......................................                $95,812,000
   Cash received...............................................                 (9,000,000)
   Conversion of notes.........................................                 (1,000,000)
   Transaction costs...........................................                    100,000
                                                                               -----------
   Total acquisition costs.....................................                 85,912,000
   Less net tangible assets acquired:
     Real Media Europe's net tangible assets as of September
        30, 1999...............................................  $(5,626,000)
     Notes payable to PubliGroupe contributed to capital.......    6,317,000
     Inter-company balances due to PubliGroupe contributed to
        capital................................................      564,000
     Capital contribution commitment...........................      103,000
                                                                 -----------
   Real Media Europe's net tangible assets acquired............                  1,358,000
                                                                               -----------
   Excess of cost over net tangible assets acquired............                $84,554,000
                                                                               ===========

  We have made a preliminary allocation to intangible assets of costs in excess of the net tangible assets acquired. Real Media Europe's historical tangible assets and liabilities are estimated to approximate fair value. However, there can be no assurance that the actual allocation will not differ significantly from the pro forma allocation.

2. Reflects the elimination of inter-company balances.

3. Reflects the elimination of inter-company revenue and expenses.

4. Reflects amortization of costs in excess of the net tangible assets acquired in the business combination by use of the straight-line method over three years.

5. The weighted average common shares outstanding used to calculate pro forma loss per common share assumes the issuance of 16,126,525 shares of Real Media's common stock and 450,000 shares of Real Media's common stock issuable upon the conversion of Real Media's Series A Convertible Preferred Stock, which will be issued in connection with the business combination, as if such shares were outstanding from the beginning of the periods presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The historical information discussed below is derived from the audited financial statements of the separate operations of Real Media, Inc. and Real Media Europe for each of the periods presented. You should refer to the unaudited pro forma combined condensed financial statements and related notes for information regarding our operations on a consolidated basis.

OVERVIEW

     Real Media is a global provider of comprehensive Internet advertising solutions for web sites and advertisers. We provide brand-focused ad sales representation, technology for planning and delivery of Internet advertising, and media and marketing services to web sites and advertisers.

     Real Media, Inc. was incorporated in May 1995 in Delaware. Following its founding, Real Media, Inc. began developing its ad management software technology, OAS, and creating its web site portfolio strategy. In 1995, Real Media, Inc. had no revenue, and the costs of its initial activities were paid directly by its founding stockholders. In 1996, Real Media, Inc. began to market its products and services in the United States.

     Real Media Europe comprises businesses that commenced operations in February 1996, when PubliGroupe established an online advertising business in Switzerland. In December 1996, PubliGroupe entered into technology licensing and joint marketing agreements with Real Media, Inc. to develop an Internet ad sales representation business in Europe and began offering OAS to its customers in Europe. Throughout 1997 and 1998, the European operations expanded with the establishment of offices located in Germany, the United Kingdom and France.

     In December 1996, PubliGroupe made its initial equity investment in Real Media, Inc., concurrent with entering into the technology licensing and joint marketing agreements noted above. PubliGroupe made subsequent equity investments in Real Media, Inc. in June 1997 and March 1999. Advance Internet made its initial equity investment in Real Media, Inc. in April 1998 and made subsequent investments in March and August 1999.

     In August 1999, in connection with discussions regarding a potential business combination and to provide working capital to Real Media, Inc., PubliGroupe entered into a commitment to lend Real Media, Inc. $10.0 million to be evidenced by promissory notes convertible into common stock of Real Media, Inc. upon the completion of the business combination. Under this commitment, Real Media, Inc. borrowed $8.4 million as of January 31, 2000 and expects to borrow the remaining $1.6 million on or before the completion of the business combination. On February 8, 2000, Real Media, Inc. and PubliGroupe finalized their agreement regarding the business combination. Under this agreement, PubliGroupe will transfer to Real Media, Inc.:

     - All of the stock of Real Media Europe's holding company. The holding company owns 100% of Real Media SARL, Real Media Deutschland GmbH, Real Media Holding (UK) Ltd. and Real Media (UK) Ltd, which conduct our business in France, Germany and the United Kingdom, respectively. The holding company also owns 100% of Real Media Technology S.A., which provides technical support to our European operations, and 49% of Real Media S.A., which conducts our business in Switzerland.

     - Real Media Limited, which conducts our business in Hong Kong.

     - Real Media Pte Ltd., which conducts our business in Singapore.

In exchange for the transfer of the stock of Real Media Europe's holding company and the $10.0 million borrowed by Real Media, Inc. from PubliGroupe, Real Media, Inc. will issue to PubliGroupe 16,126,525 shares of common stock and 450,000 shares of Series A Convertible Preferred Stock. The preferred stock will convert into 450,000 shares of our common stock immediately upon the completion of this offering. Real Media, Inc. will pay PubliGroupe $10.00 in exchange for the stock of Real Media Limited and Real

Media Pte Ltd. Immediately after this offering, PubliGroupe will own
approximately   % of the issued and outstanding common stock of Real Media, Inc.
See "Related Party Transactions -- Business Combination with Real Media Europe."

     Following the business combination, we will initially own a 49% interest in Real Media S.A. We have an option to acquire the remaining interest of that company from PubliGroupe, which we intend to exercise in 2000. In addition, PubliGroupe will have the option to sell to us the remaining interest in Real Media S.A. We will consolidate the results of operations of Real Media S.A., recognizing 100% of the revenue and the losses but only 49% of the profits, if any, of that company until we acquire PubliGroupe's 51% interest. See "Related Party Transactions -- Business Combination with Real Media Europe."

     The business combination will be accounted for as a purchase of Real Media Europe's holding company by Real Media, Inc. and will create approximately $84.6 million of goodwill and intangibles to be amortized on the straight-line basis over three years.

     We currently generate revenue from ad sales, the sale or license of OAS and related products, and media and marketing services. To date, we have generated an insignificant amount of revenue directly attributable to media and marketing services, but we expect the related revenue to increase as a percentage of our total revenue. For the nine months ended September 30, 1999, virtually all of our revenue was generated by sales in the United States, France, Germany, Switzerland and the United Kingdom. We sell the advertising space of Excite in France and Germany, which accounted for 14.8% and 12.8% of our pro forma combined revenue for the year ended December 31, 1998 and the nine months ended September 30, 1999 respectively.

     Advertising revenue is derived from advertisers who place ads on the web sites in the Real Media Network on a purchase order basis, net of any commissions paid to ad agencies representing the advertisers. The cost to advertisers of placing ads is generally determined on a cost per thousand ads delivered basis. Ad sales revenue is recognized in the period in which the advertisement is delivered to the web sites, provided that no significant obligations remain to be performed. We bill and collect the amounts from the advertisers or ad agencies. We bear the risk of loss from the non-collection of fees payable from advertisers for ads sold. We purchase ad space from web sites and include the cost of this space in "cost of revenue."

     Technology revenue is composed of revenue from software licensing and maintenance and support revenue. Revenue from software licensing agreements is recognized upon delivery of the software when collection is probable, all license payments are due within one year, and the license fee is fixed and determinable. Revenue from maintenance and support services is recognized ratably over the lives of the maintenance agreements, which typically do not exceed one year. Maintenance and support revenue received in advance of the related services is recorded as deferred revenue. Expenses related to maintenance and support revenue are primarily payroll costs incurred to deliver, modify and support the software. These expenses are included in cost of revenue.

     Pricing for our Internet advertising and technology solution is based on a standard price list and is also influenced by whether the customer purchases more than one of the products and services that compose our solution.

     Sales and marketing expenses are composed primarily of salaries and benefits expenses, including commissions, for sales and marketing staff and also include sales support, travel, advertising, trade show costs and marketing materials costs.

     Product and technology expenses consist primarily of salaries and benefits for all technical and engineering staff, and consulting fees. Salaries and benefits for maintenance and support staff are included in cost of revenue.

     General and administrative expenses consist primarily of salaries and benefits for all other staff, professional fees, facilities and general office expenses.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

     Revenue

     Real Media, Inc.'s revenue was $4.8 million for the nine months ended September 30, 1999, a 239% increase from $1.4 million in the comparable prior period. This increase in revenue was primarily attributable to growth in technology revenue, resulting from a greater number of OAS licenses sold, at higher average prices, and higher maintenance and support revenue, due to a larger installed base of web site licensees contracting for such services. Increased advertising revenue, resulting from an increase in the number of advertisers and ads delivered, also contributed to our growth, but to a lesser extent. It is expected that growth in advertising revenue will outpace growth in technology revenue in the fourth quarter of 1999 and in 2000.

     Real Media Europe's revenue was $9.3 million for the nine months ended September 30, 1999, a 187% increase from $3.2 million in the comparable prior period. This increase in revenue was primarily attributable to higher advertising sales, resulting from an increase in the number of advertisers and ads delivered. Technology revenue also increased during the period, but at a slower rate, and had a lesser impact in absolute terms.

     Gross Profit

     Real Media, Inc.'s gross profit was $3.0 million and $770,000, or 61% and 54% of revenue, for the nine months ended September 30, 1999 and 1998, respectively. Gross profit margin increased because higher margin technology sales accounted for a greater proportion of revenue generated in the nine months ended September 30, 1999. It is anticipated that gross profit margin percentages will decline for the foreseeable future as advertising sales growth begins to exceed technology sales growth.

     Real Media Europe's gross profit was $2.4 million and $896,000, or 26% and 28% of revenue, for the nine months ended September 30, 1999 and 1998, respectively. This decrease in gross profit margin was primarily due to the rapid growth of lower margin advertising sales relative to technology sales growth.

     Operating Expenses

     Sales and Marketing. Real Media, Inc.'s sales and marketing expenses were $3.6 million for the nine months ended September 30, 1999, a 309% increase from $885,000 in the comparable prior period. This increase in sales and marketing expenses reflects the additional salary, benefits and commission expenses incurred with the expansion of the sales force, the hiring of additional marketing and sales support personnel and greater advertising expenditures incurred in connection with a major brand awareness campaign that began in September 1999. Additional increases in staffing and advertising expenditures will continue in the fourth quarter of 1999 and in 2000.

     Real Media Europe's sales and marketing expenses were $2.6 million for the nine months ended September 30, 1999, a 96% increase from $1.3 million in the comparable prior period. This increase in sales and marketing expenses reflects the additional salary, benefits and commission expenses incurred with the expansion of the sales force, the hiring of additional marketing personnel and greater advertising expenditures. It is anticipated that advertising expenses, which have been lower in Europe than in the United States due to better brand recognition and less competition, will grow substantially in 2000 as Real Media Europe enters new markets.

     Product and Technology Development. Real Media, Inc.'s product and technology development expenses were $641,000 for the nine months ended September 30, 1999, a 52% increase from $421,000 in the comparable prior period. This increase in product and technology development expenses was principally due to the hiring of software engineering personnel to develop enhanced features incorporated into new releases of OAS. Compensation expense for additional research and development, product enhancement and quality assurance personnel is expected to increase significantly in 2000.

     Real Media Europe relied on the product development efforts of Real Media, Inc., licensing its technology from Real Media, Inc. for sale or licensing to web sites in Europe. Real Media Europe maintained a small technology team to provide customized solutions of OAS. The related costs of the team were $405,000 in the nine months ended September 30, 1999, an 80% increase from $225,000 in the comparable prior period. This increase in product and technology development expenses was principally due to the hiring of additional personnel to serve a growing installed customer base.

     General and Administrative. Real Media, Inc.'s general and administrative expenses were $2.7 million for the nine months ended September 30, 1999, a 263% increase from $741,000 in the comparable prior period. This increase in general and administrative expenses was primarily related to increased personnel, professional fees and facilities expenses necessary to support growth, including the opening of a Miami office to service Latin America. General and administrative expenses are expected to continue to increase as a result of hiring additional senior management, accounting and MIS personnel and from additional facilities and infrastructure costs to support the growth of Real Media, Inc.'s business and operations as a public company.

     Real Media Europe's general and administrative expenses were $1.7 million for the nine months ended September 30, 1999, a 70% increase from $1.0 million in the comparable prior period. This increase in general and administrative expenses was primarily related to increased personnel and other expenses associated with increased activity levels. These costs are expected to continue to increase to support the growth of the European businesses and expansion into new markets in Austria, Italy, the Netherlands, Spain and Sweden, and as Real Media Europe begins to perform in-house administrative functions that were previously performed by PubliGroupe.

     Income taxes

     No income tax benefits were recorded for either of the periods presented.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Revenue

     Real Media, Inc.'s revenue was $2.1 million for the year ended December 31, 1998, a 280% increase from $553,000 in the prior year. This increase in revenue was due to growth in both advertising and technology revenue. Increases in the number of advertisers and ads delivered drove growth in advertising revenue. Technology revenue growth was driven by an increase in the number of OAS licenses sold, at higher average prices, and higher maintenance and support revenue, due to a larger installed base of web site licensees contracting for such services.

     Real Media Europe's revenue was $5.4 million for the year ended December 31, 1998, a 488% increase from $925,000 in the prior year. This increase in revenue was primarily attributable to higher advertising sales, stemming from the launching of Real Media France in January 1998, and more significant contributions from operations in the United Kingdom and Germany, which did not begin to generate revenue until the fourth quarter of 1997. Technology revenue increased at a faster rate but was smaller on an absolute basis.

     Gross Profit

     Real Media Inc.'s gross profit was $1.2 million and $218,000, or 59% and 39% of revenue, for the years ended December 31, 1998 and 1997, respectively. Gross profit margin increased because higher margin technology sales accounted for a greater proportion of revenue generated in the year ended December 31, 1998.

     Real Media Europe's gross profit was $1.8 million and $174,000, or 32% and 19% of revenue, for the years ended December 31, 1998 and 1997, respectively. Gross profit margin increased because higher margin technology sales accounted for a greater proportion of revenue generated in the year ended December 31, 1998.

     Operating Expenses

     Sales and Marketing. Real Media, Inc.'s sales and marketing expenses were $1.7 million for the year ended December 31, 1998, a 77% increase from $973,000 in the prior year. This increase in sales and marketing expenses primarily reflects an increase in advertising expenditures, as well as the hiring of new sales and marketing personnel and related costs such as travel and entertainment.

     Real Media Europe's sales and marketing expenses were $2.0 million for the year ended December 31, 1998, a 174% increase from $730,000 in the prior year. This increase in sales and marketing expenses was primarily a result of increased sales and marketing personnel costs as Real Media Europe opened a new office in Paris, and to a lesser extent, increased advertising expenditures, as Real Media Europe entered new markets.

     Product and Technology Development. Real Media, Inc.'s product and technology development expenses were $543,000 for the year ended December 31, 1998, a 27% increase from $428,000 in the prior year. This increase in product and technology development expenses was principally due to the hiring of additional personnel and related costs.

     Real Media Europe's product and technology development expenses were $312,000 for the year ended December 31, 1998, a 327% increase from $73,000 in the prior year. The increase in product and technology development expenses was attributable to higher salary, benefits and related expenses incurred in the expansion of the European technology team.

     General and Administrative. Real Media, Inc.'s general and administrative expenses were $1.1 million for the year ended December 31, 1998, an 89% increase from $596,000 in the prior year. This increase in general and administrative expenses was primarily related to increases in personnel, facilities and general office expenses relating to Real Media, Inc.'s growth, including a full year of operation for the San Francisco office, which was opened in the fourth quarter of 1997.

     Real Media Europe's general and administrative expenses were $1.4 million for the year ended December 31, 1998, a 130% increase from $612,000 in the prior year. This increase in general and administrative expenses was primarily related to the first full year of Real Media Europe's operations in France, Germany and the United Kingdom.

     Income taxes

     No income tax benefits were recorded for either of the periods presented.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

     Revenue

     Real Media, Inc.'s revenue was $553,000 for the year ended December 31, 1997, a 495% increase from $93,000 in the prior year. This increase in revenue was primarily attributable to increased advertising revenue and the initial sales of OAS.

     Real Media Europe's revenue was $925,000 for the year ended December 31, 1997, a 220% increase from $289,000 in the prior year. This increase in revenue was primarily attributable to increased advertising revenue and the initial sales of OAS in Europe pursuant to a technology licensing agreement between PubliGroupe and Real Media, Inc., as well as the commencement of operations in Germany in the fourth quarter of 1997.

     Gross Profit

     Real Media, Inc.'s gross profit was $218,000 and $21,000, or 39% and 23% of revenue, for the years ended December 31, 1997 and 1996, respectively. This increase in gross profit margin was due to the commencement of higher margin technology sales in 1997.

     Real Media Europe's gross profit (loss) was $174,000 and $(46,000), or 19% and (16)% of revenue, for the years ended December 31, 1997 and 1996, respectively. This increase in gross profit margin resulted from a lower proportion of revenue from ad sales being paid to web sites as well as the commencement of technology sales, with their inherently higher profit margins.

     Operating Expenses

     Sales and Marketing. Real Media, Inc.'s sales and marketing expenses for the year ended December 31, 1997 were $973,000, a 595% increase from $140,000 in the prior year. This increase in sales and marketing expenses reflected the additional salary, benefits and related expenses incurred in establishing its sales force.

     Real Media Europe's sales and marketing expenses were $730,000 for the year ended December 31, 1997, a 148% increase from $294,000 in the prior year. This was primarily due to an increase in sales and marketing personnel in Switzerland and the initial marketing efforts in Germany and the United Kingdom in the fourth quarter of 1997.

     Product and Technology Development. Real Media, Inc.'s product and technology development expenses were $428,000 for the year ended December 31, 1997, a 602% increase from $61,000 in the prior year. This increase in product and technology development expenses was principally due to the hiring of additional engineering personnel.

     In 1997, Real Media Europe began hiring its first technology personnel after PubliGroupe entered into a technology licensing agreement with Real Media, Inc. in December 1996, thus accounting for its initial technology development costs incurred, in the amount of $73,000 in 1997.

     General and Administrative. Real Media, Inc.'s general and administrative expenses were $596,000 for the year ended December 31, 1997, a 106% increase from $290,000 in the prior year. This increase in general and administrative expenses was primarily related to increased hiring and general office expenses.

     Real Media Europe's general and administrative expenses were $612,000 for the year ended December 31, 1997, a 70% increase from $360,000 in the prior year. This increase was primarily due to the costs of additional administrative personnel hired to support the planned expansion into new markets, including Germany, France and the United Kingdom.

     Income taxes

     No income tax benefits were recorded for either of the periods presented.

PRO FORMA COMBINED CONDENSED QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited pro forma combined condensed quarterly results of operations for the periods indicated in dollars and as a percentage of revenue. The pro forma information reflects the business combination of Real Media, Inc. and Real Media Europe as if it were completed on January 1, 1998. Goodwill and other intangibles are being amortized over three years. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited pro forma consolidated quarterly results of operations. The quarterly data should be read in conjunction with the audited financial statements of Real Media, Inc., the audited combined financial statements of Real Media Europe and the notes to the financial statements appearing elsewhere in this prospectus.

                                                                  THREE MONTHS ENDED
                                     ----------------------------------------------------------------------------
                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                       1998       1998       1998        1998       1999       1999       1999
                                     --------   --------   ---------   --------   --------   --------   ---------
                                                  (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF REVENUE)
Revenue............................  $ 1,143    $ 1,745     $ 1,729    $ 2,845    $ 3,368    $ 4,737    $  5,800
Cost of revenue....................      811      1,079       1,061      1,524      1,893      3,044       3,598
                                     -------    -------     -------    -------    -------    -------    --------
Gross profit.......................      332        666         668      1,321      1,475      1,693       2,202
Operating expenses:
  Sales and marketing..............      540        846         847      1,487      1,383      1,653       3,228
  Product and technology
    development....................      178        232         236        209        276        357         413
  General and administrative.......      449        669         624        789      1,331      1,341       1,717
  Amortization of goodwill and
    intangibles....................    7,046      7,046       7,046      7,046      7,046      7,046       7,046
                                     -------    -------     -------    -------    -------    -------    --------
Total operating expenses...........    8,213      8,793       8,753      9,531     10,036     10,397      12,404
                                     -------    -------     -------    -------    -------    -------    --------
Loss from operations...............   (7,881)    (8,127)     (8,085)    (8,210)    (8,561)    (8,704)    (10,202)
Interest income (expense), net.....      (27)        23          25        (38)       (33)       (34)        (47)
                                     -------    -------     -------    -------    -------    -------    --------
Net loss...........................  $(7,908)   $(8,104)    $(8,060)   $(8,248)   $(8,594)   $(8,738)   $(10,249)
                                     =======    =======     =======    =======    =======    =======    ========
Revenue............................      100%       100%        100%       100%       100%       100%        100%
Cost of revenue....................       71         62          61         54         56         64          62
                                     -------    -------     -------    -------    -------    -------    --------
Gross profit.......................       29         38          39         46         44         36          38
Operating expenses:
  Sales and marketing..............       47         48          49         52         41         35          56
  Product and technology
    development....................       16         13          14          7          8          8           7
  General and administrative.......       39         38          36         28         40         28          30
  Amortization of goodwill and
    intangibles....................      617        404         407        248        209        148         121
                                     -------    -------     -------    -------    -------    -------    --------
Total operating expenses...........      719        503         506        335        298        219         214
                                     -------    -------     -------    -------    -------    -------    --------
Loss from operations...............     (690)      (465)       (467)      (289)      (254)      (183)       (176)
Interest income (expense), net.....       (2)         1           1         (1)        (1)        (1)         (1)
                                     -------    -------     -------    -------    -------    -------    --------
Net loss...........................     (692)%     (464)%      (466)%     (290)%     (255)%     (184)%      (177)%
                                     =======    =======     =======    =======    =======    =======    ========

     Our revenue increased during each quarter of 1999, rising by 41% from the first quarter to the second quarter and by 22% from the second quarter to the third quarter. During 1998, revenue did not increase between the second quarter and the third quarter due to a seasonal slowdown in European sales. Between the second quarter and the third quarter of 1999, the revenue growth rate was adversely impacted by the seasonal slowdown in Europe.

     Gross profit increased in all quarters in 1998 and 1999. Over this period, gross profit as a percentage of revenue fluctuated due to changes in the mix of revenues between advertising and technology sales.

     Increases in total operating expenses were due primarily to an increase in salaries and benefits resulting from increased hiring of sales and marketing, technical and administrative personnel required to sustain our growth and develop our infrastructure for future growth.

SEASONALITY

     Our advertising revenue has historically been, and we expect it to continue to be, subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third quarters of each year. Seasonality is more pronounced in Europe than in the United States. In Europe, the third quarter is typically substantially weaker than the fourth quarter, and often equal to or slightly lower than the second quarter. If as expected, advertising revenue increases at a faster pace than our technology revenue, these seasonal fluctuations may become more significant. Additionally, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns.

LIQUIDITY AND CAPITAL RESOURCES

  Real Media, Inc.

     From 1996 through September 30, 1999, Real Media, Inc. has financed its operations through a combination of private placements of equity, debt and convertible debt to its two major stockholders, PubliGroupe and Advance Internet. Real Media, Inc. has used the net proceeds from these financings, totaling approximately $9.4 million, to develop and market its Internet advertising solutions, to hire additional personnel, and for general corporate purposes related to the expansion of the business.

     Net cash used by Real Media, Inc.'s operating activities for the nine month period ended September 30, 1999 was $4.4 million. Net cash used by operating activities was $2.1 million, $1.6 million and $365,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Cash used for the nine months ended September 30, 1999 resulted primarily from net losses and increases in accounts receivable partially offset by increases in accounts payable and other current liabilities. Cash used from operating activities for the three prior years resulted primarily from net losses.

     Net cash used by Real Media, Inc.'s investing activities in the nine months ended September 30, 1999 was $385,000, consisting of purchases of property and equipment. Similar purchases account for the cash used in investing activities of $73,000, $80,000 and $44,000 in the years ended December 31, 1998, 1997 and
1996, respectively.

     Net cash provided by Real Media, Inc.'s financing activities during the nine month period ended September 30, 1999 totaled $4.5 million, and consisted of two private equity placements aggregating $3.5 million and a convertible debt issuance of $1.0 million. See "-- Overview." Net cash provided by financing activities in 1998 was $2.7 million, consisting of a $3.0 million private equity placement and the issuance of stockholder notes in the amount of $225,000, offset by the repayment of stockholder notes of $508,000. In 1997, Real Media, Inc. raised a total of $1.2 million through the issuance of common stock ($330,000) and stockholder notes ($834,000). In 1996, Real Media, Inc. completed its first private equity placement of $1.0 million. From 1996 through September 30, 1999, Real Media, Inc. incurred interest expense of approximately $67,000 on amounts due to PubliGroupe.

  Real Media Europe

     Real Media Europe has been funded solely by loans and equity contributions by PubliGroupe. From 1996 through September 30, 1999, Real Media Europe has received net proceeds of approximately $7.1 million to launch, develop and operate offices in Switzerland, Germany, the United Kingdom and France.

     Net cash used by Real Media Europe's operating activities for the nine month period ended September 30, 1999 was $1.7 million. Net cash used by operating activities was $1.7 million, $1.4 million and $616,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Cash used for all periods resulted primarily from net losses and increases in accounts receivable partially offset by increases in accounts payable and other current liabilities.

     Net cash used in investing activities in the nine months ended September 30, 1999 was $414,000, consisting of purchases of property and equipment. Similar purchases account for the cash used in investing activities of $283,000, $156,000 and $78,000 in the years ended December 31, 1998, 1997 and 1996, respectively.

     Net cash provided by financing activities during the nine month period ended September 30, 1999 totaled $2.6 million and consisted of advances from PubliGroupe. Net cash provided by financing activities in 1998 was $2.1 million, consisting of a capital contribution from PubliGroupe of $170,000 and loans from PubliGroupe of $1.9 million. In 1997, Real Media Europe received $1.6 million in financing from PubliGroupe, consisting of $531,000 in capital contributions and $1.1 million in borrowings. During 1996, PubliGroupe advanced $694,000. From 1996 through September 30, 1999, Real Media Europe incurred interest expense of approximately $226,000 on amounts due to PubliGroupe.

  Consolidated Real Media

     We currently anticipate that we will experience significant growth in operating expenses worldwide for the foreseeable future and that these operating expenses will be a material use of our cash resources. We currently have commitments relating to recent acquisitions that total approximately $1.5 million through December 31, 2000, and we expect to incur an increase in capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We expect funding for our continued expansion to come from the remaining $1.6 million of the $10.0 million convertible debt commitment outstanding from PubliGroupe and the proceeds from this offering. We believe that the net proceeds of this offering, together with our existing cash and the remaining proceeds of the convertible debt, will be sufficient to meet our anticipated cash needs for working capital, repayment of debt and capital expenditures for at least the next twelve months.

RECENT ACCOUNTING PRONOUNCEMENTS

     We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position or cash flows.

CURRENCY HEDGING INSTRUMENTS

     We transact business in various currencies. Accordingly, we are subject to exposure from adverse movements in currency exchange rates. This exposure is primarily related to revenues and operating expenses in several European countries denominated in the respective local currency. However, we currently have no hedging contracts outstanding.

     We currently do not use financial instruments to hedge operating expenses in any of the countries in which we operate. Instead, we believe that a natural partial hedge exists, because local currency revenues will substantially offset the operating expenses denominated in the respective local currency. We assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

     We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that offsets the effects of changes in exchange rates. See "Risk Factors -- Risks Relating to Real Media -- We face risks associated with our international operations and plans for expansion."

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products only accept two digits to identify the year in any date. Therefore, the year 2000 will appear as "00," which the system or software may consider to be the year 1900 rather than the year 2000. The failure of any computer systems or software to be Year 2000 compliant could result in system failures, delays or miscalculations.

     In the ordinary course of our business, we have evaluated the internally developed software included in our ad management technology, and believe that this software is generally Year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of this software or the ability of this software to correctly create, store, process and output data involving dates. To date, we have not received any Year 2000 related claims regarding our services.

     We do not believe we have significant Year 2000 issues within our systems or services. Because we believe we are Year 2000 compliant, we have not engaged any third parties to independently verify our Year 2000 readiness, nor have we assessed potential costs associated with Year 2000 risks or made any contingency plans to address these risks. Although we have not discovered any material Year 2000 problems with our internal information technology to date, we may in the future.

                                    BUSINESS

     Real Media provides comprehensive Internet advertising solutions for web sites and advertisers throughout the world. Our solutions, which emphasize the value of web site brands and user information, enable sites to maximize revenue from Internet advertising. We focus on developing relationships with leading web sites worldwide that have strong brands in their national or local markets. These relationships allow us to offer advertisers opportunities to reach large, targeted audiences in environments that stimulate user trust and loyalty.

     Our comprehensive solutions consist of three complementary components:

     The Real Media Network. We provide brand-focused ad sales representation to a global network of over 1,000 web sites. We organize our network into national and regional portfolios of selected sites in several categories, including portals, general interest sites and vertical content sites. Advertisers purchase ad space through standard network campaigns that use web sites grouped into specific interest or geographic categories, and through customized campaigns that use individually selected sites. Customized campaigns may be event-related, involve sponsorships or combine the use of online and offline advertising.

     Open AdStream(TM) (OAS). Our proprietary ad management software provides web sites with the technology infrastructure to manage all aspects of targeted ad campaigns, including campaign planning, delivery, measurement and reporting, and allows them to manage sales relationships with advertisers and ad agencies. OAS enables web sites to collect information resulting from user interaction with site content and advertisements and retain exclusive ownership over this data. Currently, over 700 web sites worldwide use OAS. Our top 25 web sites use OAS to serve over six billion advertisements per month.

     Media and Marketing Services. We offer a suite of media and marketing services to web sites that include user base analysis and profiling tools, as well as consulting and other services.

     We currently provide our products and services to over 1,400 web sites in 40 countries, including key operations in the United States (founded May 1995), Switzerland (February 1996), Germany (October 1997), the United Kingdom (October
1997) and France (January 1998). Our clients include web sites of:

       EUROPE            NORTH AMERICA         LATIN AMERICA            ASIA/PACIFIC              AFRICA
       ------            -------------         -------------            ------------              ------
Excite@Home           The New York Times   Universo Online (UOL)  Lycos                     Times Media
The Times             Eudora               Infosel                South China Morning Post  iAfrica
Suddeutsche Zeitung   The Weather Channel  El Tiempo              Apple Daily               Independent Online
Blue Window           Bloomberg            O Globo                Pacific Internet          SABC
Bonjour               Playboy              El Mercurio            Netvigator                Mweb

     In the online world, as in the offline world, strong brands attract loyal audiences. We believe that this loyalty allows branded web sites to charge higher rates for their advertising space, as audiences are more likely to act upon ad messages on these sites. As the number of web sites worldwide continues to grow, we believe that branded sites will become increasingly attractive to advertisers. Over 900 advertisers throughout the world have used our network, including British Telecom, Ford Motor Company, IBM, Intel, Microsoft, Swisscom and UBS.

OUR RELATIONSHIP WITH PUBLIGROUPE

     We maintain a strong strategic relationship with our principal stockholder, PubliGroupe, a leading seller of print advertising throughout the world, with approximately $1.5 billion in revenue in 1998 and a 100-year history of media representation. As we expand globally, we intend to continue to take advantage of PubliGroupe's relationships with publishers, media buyers and advertisers, and its extensive infrastructure in and operating knowledge of local markets worldwide. Our relationship with PubliGroupe also provides cross-promotional marketing opportunities, such as jointly planned and executed ad campaigns that use both print and online media.

     PubliGroupe currently owns the businesses that compose Real Media Europe. On February 8, 2000, we finalized a stock purchase agreement with PubliGroupe, under which PubliGroupe will transfer to Real Media, Inc. all of PubliGroupe's Internet advertising operations in Europe and Asia, except for a part of its Internet advertising operation in Switzerland. Immediately after this offering, PubliGroupe will own approximately % of the issued and outstanding common stock of Real Media, Inc. See "Related Party Transactions -- Business Combination with Real Media Europe."

     Simultaneously with the business combination, PubliGroupe, Advance Internet and our five founders will enter into a stockholders voting agreement. The stockholders voting agreement will establish the composition of our board of directors, prescribe voting requirements for PubliGroupe with respect to important corporate decisions and place limits on transfers of shares of our stock held by the parties. Under this agreement, PubliGroupe will agree to vote all of the shares that it holds in excess of one-third of our outstanding common stock in accordance with the recommendation of the majority of our board of directors on any matter submitted to the stockholders of Real Media for their vote. This limitation on voting rights will not apply to votes on many change of control events involving Real Media, such as mergers and other forms of business combinations. See "Related Party Transactions -- Stockholders Voting Agreement." When we consummate the business combination, we will also enter into several other agreements with PubliGroupe described under "Related Party Transactions."

INDUSTRY BACKGROUND

THE EMERGENCE OF GLOBAL INTERNET ADVERTISING

     The Internet has rapidly emerged as an important medium for facilitating communication, disseminating information and conducting commerce. Growth in the number of Internet users is expected to continue as new technologies are developed and adopted, as web access and bandwidth increase, and as Internet content improves and becomes more dynamic. International Data Corporation estimates that the number of worldwide Internet users will grow from about 142 million in 1998 to approximately 502 million in 2003. The percentage of these users residing outside the United States is also expected to increase, growing from approximately 56% in 1998 to approximately 65% in 2003.

     As the number of people using the Internet worldwide grows, advertisers are predicted to increase spending on online advertising. Forrester Research projects that total worldwide online advertising expenditures will grow from an estimated $3.3 billion in 1999 to $33.1 billion in 2004 and that a portion of this increase will come from offline budgets. Moreover, Forrester Research predicts that the largest area of growth for online advertising will occur outside the United States; non-U.S. online advertising expenditures are expected to grow from 16% of the total in 1999 to 33% in 2004. The Direct Marketing Association expects that worldwide expenditures for online direct marketing will grow from approximately $603 million in 1998 to approximately $5.3 billion in 2003.

     We believe that increasing acceptance of the Internet as an advertising medium, combined with further advances in technology, will lead to new forms of interactive advertising delivered across emerging platforms such as digital television and wireless communication devices. In particular, Forrester Research estimates that advertising revenue via interactive television, which brings together traditional broadcast content with interactive content and advertisements, will reach $9.4 billion by 2004.

ADVANTAGES OF INTERNET ADVERTISING OVER TRADITIONAL MEDIA

     The interactive nature of the Internet offers advertisers several distinct advantages over traditional media such as television, radio and print. Internet users communicate with web sites in multiple ways, such as registering for the sites, requesting information and purchasing goods or services. Internet technologies enable sites to capture the data generated by this interaction, which may include user demographics and preferences as well as transactional data. Analyzing this data permits web sites to better understand the characteristics of their user base and communicate this detailed information to advertisers, providing several advantages:

     Ability to Target Specific/Individual Audiences. Internet technologies enable the separate delivery of content and advertisements to each individual web browser, allowing different users to view the same web page at the same time while receiving different ads. As a result, sites that can identify individuals and gather information through user interaction with the site can offer advertisers the ability to target or personalize their messages to specific audiences or individuals.

     Ability to Track and Measure Advertising Effectiveness. Increasingly sophisticated ad management technology enables sites to track and measure the effectiveness of ad campaigns as they are running; in traditional media, advertisers receive general reports at the conclusion of a campaign. The ability to receive continuous campaign feedback enables advertisers and direct marketers to refine campaigns in "real time" according to actual customer behavior or product availability.

     Greater Cost-Effectiveness. Internet advertising campaigns tend to be more cost-effective than similar types of traditional media campaigns because advertisers can better target their messages to individuals, modify campaigns as they are delivered and pay less, in general, to reach a similar audience size. Additionally, the Internet allows advertisers to more efficiently deliver campaigns in local markets worldwide by allowing ads to be delivered simultaneously to multiple local sites without having to purchase inventory from each site separately. According to data from the Direct Marketing Association, each dollar spent during 1998 on Internet advertising generated over $7.50 in sales, versus $5.00 and $6.25 for television and radio advertising, respectively.

CHALLENGES OF GLOBAL INTERNET ADVERTISING

     While advertising online offers many advantages over traditional advertising, branded web sites and advertisers face significant challenges in maximizing the full value of global Internet advertising opportunities.

     Challenges for Branded Web Sites

     Increasing Ad Sales. Web sites face numerous hurdles in increasing the sale of their ad inventory, including the time and expense of building an experienced sales force with national or global coverage, the lack of access to media buyers at large ad agencies, and the difficulty of implementing the necessary billing and collections procedures. These challenges can require significant management attention and resources that could otherwise be devoted to other aspects of a site's business. As a result, many web sites choose to outsource their ad sales function to experienced parties that have extensive and established Internet ad sales organizations and who typically represent a portfolio or network of many web sites.

     Maintaining and Enhancing Brand Value. Several Internet advertising techniques undermine the ability of web sites to maintain the value of their brand, which ultimately can negatively impact the rates sites can charge to advertisers. These techniques include:

          - Centralized, Profile-Based Advertising. This technique involves a third-party ad sales representative selling the ad inventory of multiple web sites based solely on aggregated user characteristics. This method places little or no emphasis on the brands of the sites whose ad inventory is sold. Web sites that permit their ad inventory to be sold in this manner risk losing pricing power as advertisers discount the significant value of individual site brands, as well as user base trust and loyalty.

        - Remnant Inventory Sales. Most web sites have significant amounts of unsold, or remnant, ad inventory. Many web sites put themselves at risk of diluting their brand value by selling remnant ad inventory to advertisers at rates that are much lower than the site's published rates. While providing incremental revenue in the short-term, such selling may reduce the site's ability to maintain premium pricing over the long term.

     Selecting Appropriate Ad Management Technology. In choosing ad management technology, web sites must consider the following factors:

        - Business Issues: Web sites must determine how important it is for them to be able to:

         -- control the collection and use of user data generated by user interaction with the web sites' content and advertisements;

         -- customize ad targeting, delivery and reporting features to meet their specific needs; and

         -- integrate ad management technology with existing internal systems or other technologies.

               Local ad management software solutions, which are installed and operated at web sites, typically offer greater flexibility in addressing these issues than central serving solutions, which manage ad delivery and data collection from a remote location.

          - Technical Issues: Ad management technologies vary widely in terms of technical performance. Compared to central serving, local software solutions generally deliver ads to users at a faster rate, which can improve user viewing experience and increase the number of ads delivered. Faster delivery rates typically occur for the following reasons:

         -- ad delivery decisions are made at the site, instead of from a remote location, reducing communication delays;

         -- the number of steps required to deliver an ad is typically lower;
            and

         -- central serving solutions may suffer from processing bottlenecks that arise because ad delivery decisions are made simultaneously for a large number of sites, especially during times of peak user traffic.

        - Total Cost of Ownership: Sites using local software solutions incur fixed installation and maintenance costs while those that use central serving solutions typically pay on a per-ad-delivered basis. Local software solutions allow sites to leverage an infrastructure investment instead of paying fees each time an ad is delivered. As a result, purchasing ad management software may cost less over time than a central serving alternative for sites with high levels of user traffic.

     Realizing Value from Proprietary User Information. User interaction with web sites generates data that can be gathered and analyzed to better understand user base characteristics and enable targeted advertising. Sites that collect user information on their own servers retain access to and control over this proprietary asset and can capture all of the resulting value generated by using such data to target advertising on their sites. Web sites may also choose to rely on central serving or profiling companies to collect user information, which is then co-owned between the third party and the site and typically combined by the third party with data from other sites. Once collected, such information could be used in ways that are competitive to the sites' interests, such as to enhance targeted direct marketing campaigns on rival sites.

     Responding to User Privacy Concerns. Web sites have come under increased scrutiny with respect to their privacy policies and their handling of user information. While users typically provide information to web sites through registration and interaction with content, users may not understand that this information may be shared with third parties. Legislatures worldwide have enacted or are considering enacting restrictions on the use of personal information collected on the Internet. Web sites must be prepared to adapt their practices to respond to user privacy concerns.

     Challenges for Advertisers

     Overcoming Internet Audience Fragmentation. Low barriers to entry and easy-to-use web site authoring software have resulted in a proliferation of web sites worldwide. eMarketer estimates that there were 3.6 million web sites worldwide in June 1999. As a result of web site and web user growth, advertisers are faced with an increasingly complex and fragmented environment in which to develop and execute their advertising campaigns.

     Reaching Consumers in a Trusted, Relevant Environment. As Internet advertising continues to evolve, advertisers must find ways to reach audiences in environments that are relevant to individuals' purchasing decisions and through sites that users are likely to trust.

     Obtaining Accurate Information on Ad Campaign Performance. Unlike traditional broadcast and print media which are delivered to mass audiences, Internet ads are delivered to individual users. Internet ad campaigns are usually measured and billed by the number of ad impressions that are delivered and sometimes by the number of actions that users take, such as clicking on a banner ad. Accurate and timely measurement of the delivery and performance of ad campaigns is important to Internet advertisers in determining the cost-effectiveness of their campaigns.

THE REAL MEDIA SOLUTION

     Real Media provides comprehensive Internet advertising solutions that emphasize the value of web site brands and user information. Our solutions consist of three complementary components: the Real Media Network, Open AdStream(TM) and a suite of media and marketing services. These solutions benefit web sites and advertisers in the following ways:

THE REAL MEDIA NETWORK

     Global Sales Presence. Web sites in the Real Media Network benefit from our global sales infrastructure consisting of over 70 account executives in 22 offices in 16 countries, as of January 21, 2000. This sales presence and our knowledge of local and national markets, which is enhanced by the worldwide relationships of our strategic partner PubliGroupe, permit sites to avoid the potentially significant cost of building their own national or global sales forces.

     Brand-Focused Sales Approach. Through general ad sales representation or individual site opportunities such as sponsorships, we sell the value of each web site's brand and unique audience. Using this approach, we design ad campaigns that typically run across selected sites that meet an advertiser's objectives. By emphasizing our sites' brands, we help ensure that advertisers recognize, and pay for, the full value they receive when placing ads on these sites.

     Overcoming a Fragmented Marketplace through National and Regional Portfolios. By creating a network of national and regional portfolios of complementary sites and aggregating their ad inventory, we provide the necessary scale for these sites to attract the interest of major national and transnational advertisers. For advertisers and their agencies, our portfolio approach significantly simplifies the process of planning and executing advertising campaigns across numerous web sites and multiple geographic markets.

     Reaching Large Audiences in Desirable Environments. We design our portfolios to include several categories of web sites, such as portals and other general interest content sites, specialized content sites and transnational sites. This enables advertisers worldwide to reach large, demographically-desirable audiences in environments that stimulate user trust and loyalty.

OPEN ADSTREAM(TM)

     Comprehensive and Flexible Ad Management Software. OAS provides web sites with the technology infrastructure to manage all aspects of targeted ad campaigns, including campaign planning, delivery, measurement and reporting. Advanced modules in one of our OAS product lines allow web sites to better manage relationships with advertisers and ad agencies through workplace automation features that improve the sales, billing and financial management processes of sites. Many OAS features are customizable, which gives sites increased flexibility in managing their business and provides competitive advantages over sites that use a central serving solution.

     Exclusive Ownership and Use of User Data. In contrast to most central serving solutions, OAS enables sites to collect and warehouse user data without sharing ownership of the information with a third party. Consequently, all value that is created by analyzing the resulting proprietary user information is retained exclusively by the site, which helps to preserve the site's brand value. Moreover, this data may be used to generate user profiles, through systems such as our audience management solution, to conduct profile-based marketing on the site.

     Superior Performance and Scalability. Because OAS is installed directly on the web server that delivers content to a user's browser, the time needed to make and deliver ad decisions is significantly less than with a central serving solution, which makes the same decisions from a remote location and is therefore subject to network communication delays. As a result, OAS is capable of serving more ads per page without significantly increasing the page delivery time. In addition, OAS's design allows it to maintain its performance levels in situations where sites experience dramatic increases in user traffic, allowing sites to maximize potential advertising revenues.

     Lower Total Cost of Ownership. While the installation of OAS may require greater up-front expenditures than using a central serving solution, these costs and the ongoing maintenance costs are fixed.

This is in contrast to most central serving solutions, which charge on the basis of each ad delivered. For web sites whose traffic and advertising revenues are growing rapidly, a fixed cost solution such as OAS can provide greater operating leverage and a lower total cost of ownership than a central serving solution.

     Adaptable in Response to Privacy Issues. OAS allows web sites to have flexibility to collect information from users in a manner consistent with the site's privacy policy. By using a software add-on to OAS called the Privacy Proxy(TM), sites can also prevent third party ad serving companies from obtaining data on the site's users.

MEDIA AND MARKETING SERVICES

     User Base Analysis and Profiling. Our audience management solution allows sites to collect registration and other data provided by users and combine it with information about user browsing activity within their site, which is called clickstream data, to form the basis of a data warehouse. This information can be analyzed to develop insights into the characteristics of a site's user base for purposes of selling more effectively to advertisers. Users may also be identified and profiled during this interaction with the web site for simultaneous targeting of advertising and direct marketing campaigns.

     Strategic Positioning. Through our consulting services, we advise web sites on how to increase awareness of their site, increase site traffic, and enhance the aesthetic appeal and navigability of the site. We also offer a range of additional consulting, training and other services, which increases our ability to maintain strong web site relationships.

STRATEGY

     Our objective is to be the leading global provider of comprehensive Internet advertising solutions. We will continue to focus on providing branded web sites with products and services that help them maximize revenue from Internet advertising by emphasizing the value of their brands and user information. In executing our strategy, we intend to actively promote our brand-focused approach to both web sites and advertisers.

     The key elements of our strategy are to:

     Expand Operations in Existing Global Markets and Extend into New
Markets. Our global expansion strategy is to develop long-term relationships with web sites that have strong brand identities in their national and local markets by (1) establishing an early presence in targeted national markets; (2) employing experienced local management; and (3) leveraging PubliGroupe's local knowledge and contacts. We have built what we believe is a market-leading position in Europe by executing this strategy in Switzerland, Germany, France and the United Kingdom. We have also built an active local and national presence in 12 other markets throughout Europe, North America, Latin America, Asia/Pacific and Africa.

     Add Selected Sites to our Portfolios. Our portfolio strategy is to represent the best possible collection of web site brands in national or regional markets with significant or rapidly growing online audiences. To build our portfolios, we assess the value of potential sites to advertisers, determine whether they complement other portfolio sites, and seek exclusive, long-term representation relationships with those that meet these criteria. In particular, we seek to build portfolios comprising a broad mixture of national and regional sites. As we continue to build our national and regional portfolios throughout the world, we will remain selective in adding web site brands.

     Enhance and Extend OAS Capabilities. We will continue to position OAS as a leading Internet advertising technology by improving its existing capabilities and adding new features. In addition, we will continue to integrate OAS with complementary Internet technology, expanding upon our existing relationships with NetPerceptions and the iPlanet Sun/Netscape alliance. As we develop more advanced features or add-ons for OAS, we plan to take greater advantage of opportunities to sell these product enhancements to existing clients, in addition to marketing them to new clients.

     Further Develop Media and Marketing Services. We intend to expand our suite of media and marketing services through strategic relationships, internal development and acquisitions. Our media and marketing services enable our clients to better compete for Internet advertising dollars and strengthen our relationships with those clients. We will increasingly seek to sell media and marketing services to existing ad sales representation and technology clients.

     Continue to Develop Cross-Media Platforms for our Products and
Services. We will continue to position our products and services to take full advantage of cross-media opportunities, including the convergence of Internet content and other broadband distribution platforms such as interactive television and wireless communication devices. Additionally, we offer advertisers the opportunity to package the purchase of online and offline media through our Print Plus program, which we jointly market with PubliGroupe.

     Pursue Selected Acquisitions and Joint Ventures. Real Media may acquire companies or form joint ventures to enhance or establish its presence in targeted global markets. In January 2000, we acquired a South African company to which we previously licensed our technology and which sells our products and services in South Africa. We also acquired in January 2000 a 25% interest in an Australian Internet advertising company, and we have an option to increase our ownership to 51%. In December 1998, we acquired Cubicmedia GmbH, which helped us build a strong market position in Germany. Also, we may seek to acquire companies with products or services that complement our existing Internet advertising solutions.

PRODUCTS AND SERVICES

THE REAL MEDIA NETWORK: A GLOBAL NETWORK OF NATIONAL AND REGIONAL PORTFOLIOS

     Through the Real Media Network, we provide outsourced ad sales representation to over 1,000 web sites in 33 countries that we organize into 17 national and regional portfolios around the world. We build our portfolios by working with several categories of branded web sites, including:

     - portals and other general interest content sites, which include portals and other national and regional coverage sites, such as online newspapers;

     - vertical content sites, which focus on specific interest areas, such as business, technology, entertainment and sports; and

     - transnational sites, which operate in multiple national markets.

In our portfolios, we typically seek to include one large portal site with national coverage and high user traffic; several high traffic national or regional content sites, frequently including leading online newspapers; vertical content sites covering specific interest areas; and several transnational sites. We build our national and regional portfolios by selecting sites in each category that also meet other criteria, such as strong national or local brand, loyal user base, minimum number of monthly page views, and attractive user demographics. This enables advertisers to reach targeted audiences in specific markets. Clients with web sites in our portfolios include:

FRANCE                         GERMANY               SWITZERLAND            UNITED KINGDOM
------                         -------               -----------            --------------
Excite@Home             Excite@Home             Blue Window             The Sun
Bonjour                 Suddeutsche Zeitung     Swiss Online            The Times
Web66                   Planet-Interkom         Tages-Anzeiger          ADHunter
Le Revenu               Game Channel            Search                  E*Trade
Cadresonline            Aktiencheck             Edicom                  Arsenal FC

    UNITED STATES               BRAZIL                  MEXICO             HONG KONG/CHINA
    -------------               ------                  ------             ---------------
Eudora                  Universo Online (UOL)   Infosel                 South China Morning Post
Money.net               Zero Hora Digital       La Reforma              Apple Daily
Boston Globe            O Globo                 Mexico.com              Yahoo!
Golf Online             Lancenet!               El Economista           Netvigator
Washington Post         Placar                  Novedades               Boom.com

     We sell the ad inventory in our portfolios to advertisers through several methods, including:

     Targeting Vertical Audiences. Through our Real Media Content Networks, we group our sites by content categories and aggregate ad inventory across participating sites. We sell ad inventory as a collection of individual brands to advertisers trying to reach an audience with particular lifestyle, demographic or other characteristics. These branded web sites feature content in the following areas:

Automotive          Entertainment         Personal Finance
Business            Health & Fitness      Small Business
College             Home and Living       Sports
E-Commerce          Local News            Technology
Elite Professional  Multicultural         Travel
                    News and Information

     Reaching Local Audiences. We have very strong relationships with most of the world's leading online newspapers, which offer our advertisers the ability to target audiences in local or regional markets. We group these online newspapers into:

        World's Interactive Newspapers (WIN) -- WIN comprises selected online newspapers around the world, including Suddeutsche Zeitung, The Times, De Telegraaf, O Globo, South China Morning Post, and many others;

        America's Interactive Newspapers (AIN) -- AIN consists of U.S. online newspapers, including Los Angeles Times, The Boston Globe, The New York Post, Chicago Sun-Times and The Washington Post.

For most WIN or AIN campaigns, advertisers buy ad inventory in groups of five to eight web sites. Ad inventory on WIN and AIN sites is also sold through the Content Networks. For example, we sell ad inventory on The Times through the Business Content Network as well as part of The Times in WIN.

     Creating Individual Site Opportunities. Real Media works with selected branded sites on an individual basis to create site-specific ad sales opportunities that emphasize the value of a site's brand and user base. Examples include sponsorships of an entire web site or sections of the site, event-driven campaigns and exclusive representation in specific international markets. Real Media matches these opportunities with advertisers seeking to work with individual sites to target specific audiences.

     Maximizing Inventory Sold. Real Media offers sites the opportunity to maximize the amount of ad inventory sold by allowing sites to make available previously unsold ad inventory on an anonymous basis at rates below the site's published rates. Sites are therefore able to generate incremental revenue from ad inventory while protecting their published rates. Advertisers purchasing this ad inventory gain access to discounted ad space on participating top branded sites without knowing on which sites their ads run. To determine the success of the campaign, advertisers receive detailed reports that measure the particular parameters relevant to the campaign, such as the number of users clicking on the ad.

     Content Syndication. We offer our portfolio web sites the opportunity to increase their available ad inventory by receiving free content, such as travel, financial and other specialized information, from third party providers. This syndicated content can augment existing content or create new sections on the site, often in a way that emphasizes the brands of both parties. This additional content increases the opportunities of our portfolio web sites to create and sell incremental ad inventory.

     Over 900 advertisers have purchased the ad inventory of our portfolios, including:

FRANCE                         GERMANY               SWITZERLAND            UNITED KINGDOM
------                         -------               -----------            --------------
IBM                     Weltbild/Booxtra        UBS                     Egg
Intel                   IBM                     Credit Suisse           Virgin
France Telecom          Comdirect Bank          IBM                     British Telecom
QXL                     Primus -- Online        Swisscom                QXL
Peugeot                 Deutsche Telekom        Teledata                British Gas

UNITED STATES           MEXICO                  HONG KONG/CHINA         SOUTH AFRICA
----------------------  ----------------------  ----------------------  ----------------------
Lexus                   Consejero               Star Alliance           Mobile Telegraph
Cnet                    3Com                    E-Finance                 Networks
Bell Atlantic           Dell                    Boom.com                Investec Bank
Amazon.com              Querico                 Hong Kong Tourist       South Africa Airways
Marriott Hotels         Florida Atlantic        Authority               BMW
                        University              Quokka Sports           Symantec

We also work with numerous ad agencies, including DDB Digital, Lot21, McCann Erickson, OgilvyOne and Saatchi & Saatchi Advertising.

OPEN ADSTREAM(TM): TECHNOLOGY INFRASTRUCTURE FOR INTERACTIVE ADVERTISING

     Real Media develops, markets and supports the Open AdStream(TM) family of ad management technology solutions and offers related support services. OAS 5.0 provides sites with the technology infrastructure to plan, deliver, measure and report on targeted ad campaigns. OAS Enterprise 2000 combines the capabilities of OAS 5.0 with advanced modules that provide workplace automation features that allow web sites to consolidate the entire ad sales, billing and financial management processes into one application. In addition, OAS functions across existing web-based platforms, including UNIX, Linux and Windows NT. Within these environments, OAS integrates with other Internet technologies, such as NetPerceptions' AdTargeting product and the Sun/Netscape alliance's iPlanet suite of e-commerce products. OAS fully supports "rich media" advertisements and allows sites to deliver personalized content and promotional offers directly to users. Rich media refers to the integration of animation, sound, interactivity and commerce in Internet advertising. OAS also provides the technology backbone for our audience management system by collecting user information and targeting ads to individuals in real-time, based on user profiles. Privacy Proxy(TM), an OAS add-on, prevents third parties from obtaining a site's user information.

     We believe that OAS is one of the most deployed ad management technologies, used by over 700 web sites worldwide. Our top 25 web sites use OAS to serve over six billion advertisements per month. Some of our clients whose web sites use OAS include:

FRANCE                         GERMANY               SWITZERLAND            UNITED KINGDOM
------                         -------               -----------            --------------
Le Monde                Axel Springer           Tages-Anzeiger          The Sun
Les Echos               Spiegel Online          Swiss Online            Shopsmart
Bonjour                 OMS                     Swissclick              E*Trade
Canal Plus              Bertelsmann             SF-DRS                  Cable & Wireless
TF1                     Infoseek                Edicom                  Conde Nast

UNITED STATES           MEXICO                  HONG KONG/CHINA         SOUTH AFRICA
----------------------  ----------------------  ----------------------  ----------------------
The New York Times      Infosel                 Lycos                   SABC
The Weather   Channel   Mexico.com              South China Morning     Independent Online
Bloomberg               La Reforma                Post                  iAfrica
MP3                     El Norte                Apple Daily             Times Media
USA Today               El Universal            Recruit                 Global Internet Access
                                                Hutch City

     The OAS Architecture

     A significant challenge for Internet ad management technology is to minimize delays in delivering ads to the web site user, which directly affects the user's viewing experience. One potential ad delivery bottleneck involves the location of where decisions are made regarding which ad to deliver. OAS is designed to make ad delivery decisions directly on the site's web server, which allows for the nearly simultaneous delivery of content and ads to the user. By contrast, most central serving solutions make ad delivery decisions at a remote location, which requires additional communication steps over the Internet. By eliminating these extra steps to deliver an ad, OAS maximizes ad delivery speed, which improves the viewing experience for users on the web site and allows sites to add incremental advertisements to web pages without decreasing ad delivery performance.

     OAS 5.0

     OAS 5.0 is a complete Internet advertising management solution enabling web sites to manage the planning, delivering and reporting of advertising campaigns. OAS comprises three main subsystems: AdPlanning, AdDelivery and AdReporting.

     AdPlanning -- allows OAS users to manage all aspects of an advertising campaign, including scheduling, targeting and storing advertisements.

        Campaign Scheduling -- determines the placement of ads on the site, the dates and times ads will run, and the frequency with which ads are served. For example, an ad can be served based on the availability of inventory, serving the ad as many times as it is requested until the commitment has been fulfilled, or in even intervals over the duration of a selected time period.

        Campaign Targeting -- designates specific ad delivery to users based on one or more criteria pre-selected by the advertiser, such as context (e.g., sports, news or entertainment), environmental factors (e.g., operating system or browser type), or visitor profile information, to ensure that campaigns are targeted at users most likely to respond to the ads.

        Storing Advertisements -- OAS supports many types of ads, including images, streaming media, e-commerce banners, Java ads and rich media ads.

     AdDelivery -- automates the ad decision-making process, placement of ads on a page and distribution of ads to a specific user's browser in real-time as web pages are requested.

        AdDelivery Engine -- automates the ad delivery decision process to ensure that the correct number, type and specific location of ads are served on a visitor's browser. This process occurs through the integration of OAS with the web site's user information databases, or Real Media's audience management solution, which enables targeted advertising to specific visitors based on the criteria specified in the ad planning process.

        AdDelivery Logging -- each ad delivery is recorded in a log file, with details of the ad delivery, for later analysis by the reporting subsystem.

     AdReporting -- analyzes campaign delivery details and presents them in an easy-to-understand format, allowing the web site and advertisers to evaluate the performance of an ad campaign and adjust it for optimal campaign performance. OAS provides detailed ad campaign performance reports of the number of impressions and click-throughs by category of visitor, by sections and position on the web sites, by demographic groups and by customized targeting profiles.

        Dynamic Reports -- using a standard web browser, web site personnel and advertisers are able to access detailed campaign reports.

        Inventory Management -- allows sites to forecast traffic volume and to determine available ad space, enabling sites to more effectively plan, price and sell their ad inventory.

     OAS Enterprise 2000

     OAS Enterprise 2000 is a new end-to-end Internet ad business management solution that combines the planning, delivering and reporting capabilities of OAS 5.0 with advanced modules for ad sales, billing and finance into one application. OAS Enterprise 2000 contains the following modules:

     AdSales. The AdSales module is a contact management solution that enables sales personnel to manage relationships with agencies and advertisers throughout the ad sales process, from tracking prospects to signing contracts. AdSales tracks all salesperson information, such as number of prospects and active campaigns, and provides advanced search tools to allow the sharing of information across the organization.

     AdBilling. The AdBilling module synthesizes campaign information from OAS and delivers it in a usable format to the web site's existing billing system. This module also calculates agency commissions and generates invoicing information.

     AdFinance. The AdFinance module provides tools for sales managers and financial personnel to analyze data generated through AdSales and other OAS features. Sales managers can oversee the efforts of individual sales people or the collective sales force to measure performance and generate forecasts. Financial personnel can analyze revenue by advertiser, campaign or contract, as well as measure the potential impact of changing advertising rates.

     Privacy Proxy(TM)

     Privacy Proxy(TM) is an add-on software module for OAS that prevents third parties from capturing a web site's user information. When a third party serves an ad, the third party typically gains access to the web site user's profile information and, potentially, other information as well. Privacy Proxy(TM) acts as an intermediary between the web site user and a third-party ad server, preventing the flow of specific user information between the two. Therefore, the user's profile information is kept private and the web site maintains control over its user information.

     Technical Support Services

     We offer web sites that use our OAS solution three different options for technical support services. Basic technical support includes remote installation support and telephone training/support during normal business hours. Premium technical support adds 24-hour availability for telephone support, quarterly training seminars and ad server monitoring. Partner level technical support, which is mandatory for clients that buy one of our customization packages, includes all premium support features plus on-site installation, support for all customizations and access to a private web site from which they can download fixes or enhancements.

MEDIA AND MARKETING SERVICES

     We offer a suite of media and marketing services to web sites that includes user base analysis and profiling tools, as well as consulting and other services. These services enable web sites to better compete for Internet advertising dollars.

     Audience Management

     We offer an audience management system to web sites in partnership with Cyber Dialogue, an Internet database marketing company, that enables sites to collect registration and other data from users and then combine it with information regarding the user's browsing to form a data warehouse. After information is collected through OAS and other tools, it is analyzed to identify users and develop insights into their characteristics and preferences. This information may also be used to profile individual users to allow OAS to target advertisements to users as they interact with the web sites. By better understanding their user base and offering profile-based marketing, we believe web sites that use our audience management system will increase their value to advertisers and potentially raise their rates.

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

     Consulting and Other Services

     We offer consulting services to sites, including site promotion, public relations strategies, developing banner advertisements, sponsorship strategies and advice on the integration of direct marketing and e-commerce technologies. We also offer training services designed to help educate web sites on certain aspects of running an Internet advertising-based business and outsourced campaign management services to web sites that need temporary assistance in managing the process of ad campaign execution.

SELECTED CASE STUDIES

     Some examples of solutions that Real Media has provided to branded web sites and advertisers are described below.

NYTIMES.COM

     Challenge

     NYTimes.com, the online offering of The New York Times, currently has over 10 million users who provide personal information when registering to use the site. NYTimes.com required an ad management solution that would support the collection of this user information and target advertising to its users based on this information. NYTimes.com also wanted to prevent third parties that centrally served ads to the NYTimes.com site from capturing this proprietary information.

     Solution

     NYTimes.com converted from an internally developed ad management system to OAS to improve the collection of user profiles and perform basic ad targeting to these users. We also integrated OAS with the subsequently deployed NYTimes.com decision support system, facilitating advanced ad targeting. NYTimes.com also uses our Privacy Proxy(TM) add-on module, preventing third parties from tracking NYTimes.com users after they leave the web site. Consequently, the site is able to maintain control over the data regarding its demographically attractive user base and to realize the value of this information by charging premium advertising rates.

SAMSUNG

     Challenge

     Samsung wanted to market its portable MP3 player, called Yepp, to teens and young adults in France.

     Solution

     Working with two of Samsung's advertising agencies, OMD Interactive Paris and Agency Paris, we created a customized campaign with two web sites in our French portfolio, Nirvanet and Infodeclics, that have a high percentage of users between the ages of 15 and 25. Recognizing that information on the Yepp product and MP3 files in general might be interesting to these sites' primary users, we worked with Nirvanet and Infodeclics to integrate this content into their sites, with links to other information about Samsung's portable MP3 player. During and after the campaign, Real Media also placed rich media banners on both sites, using OAS to manage this portion of the campaign.

     The Nirvanet homepage is made up of four asteroid-shaped rocks on the screen, with each rock leading to a different section of the site. We added an additional rock, which led to a section with information on the Yepp product and MP3 files. From those pages, over 4% of users clicked through to a Samsung web site that contained further product information. In the music section of Nirvanet, a small rich media ad, run by OAS, was used to remind people about the Yepp product. The digital image of a man surfing would move back and forth across the screen, and when a user moved his mouse over the image, a special message with a link to the Samsung Yepp web site would replace the surfer. Approximately 13% of visitors to the site clicked on the ad.

     On the Infodeclics web site, multiple sections of the site also reinforced the Yepp product. For example, in the music section, a complete article presented the product, with links to the Samsung site.

Approximately 3% of all visitors to the Infodeclics site clicked through to the Samsung site, which exceeded Samsung's expectations.

WEATHER.COM

     Challenge

     At times of peak audience traffic, such as during severe weather, Weather.com, the web site of the Weather Channel, lost significant potential advertising revenue because the site's existing ad management technology could not scale effectively.

     Solution

     After examining alternative ad management technologies, Weather.com selected OAS 5.0 to replace a competitor's technology because of OAS' scalable architecture, which enables the delivery of ads even during spikes of high user traffic. Within weeks of the OAS installation, Hurricane Floyd hit the United States mainland. OAS successfully delivered ads throughout the storm period, during which the site recorded over 20 million page views each day. OAS's scalability enabled Weather.com to maximize ad delivery opportunities during this period of peak audience traffic in contrast to Weather.com's previous ad management technology. Moreover, with OAS installed directly onto the site's primary web servers, Weather.com was immediately able to redeploy over 20 secondary servers previously dedicated to ad delivery. This reallocation of computer resources also resulted in a significant reduction in maintenance and operation costs related to ad management. More recently, OAS has enabled Weather.com to hit new daily highs in excess of 100 million ad deliveries.

SALES AND MARKETING

     Our sales and marketing efforts emphasize the value of Real Media's comprehensive solution for web sites and advertisers. Throughout the sales generation process, we highlight an approach to ad sales representation and ad management technology that focuses on web site brand value, site ownership of user information and accurate measurement of ad campaign effectiveness.

     We seek to develop long-term relationships with leading web sites worldwide by providing a full range of products and services to help them build advertising-based Internet businesses. Once we establish a relationship with a client, web site account managers coordinate cross-selling efforts and provide general customer service, while product specialists for the Real Media Network, OAS and media and marketing services promote specific sales ideas. In Europe, Latin America and the United States, our OAS sales effort is augmented by resellers that either offer OAS directly to customers with whom we had no prior relationship, or sell OAS as part of a bundled suite of technology. Our web site clients may use products or services from more than one of our core offerings.

     To sell ad inventory for sites in the Real Media Network, we employ account executives that work closely with advertisers and their agencies to offer solutions that meet their specific needs. To simplify the sales process, we have developed several types of ad inventory packages that are designed to reach specific audiences on our network. Account executives are typically either category specialists, focusing on selling campaigns to advertisers in particular industries, such as automotive or travel, or web site specialists, who focus on selling specific web site inventory.

     We support our global sales operations with marketing efforts directed at ad agency professionals, major advertisers, and potential web site clients in each of our markets. The objective of these efforts is to elevate awareness of Real Media's brand and differentiated market position, and also generate business leads, through print and online advertising campaigns, direct marketing, public relations, the Real Media web site, participation in trade shows and event sponsorships. To emphasize the value of, and our commitment to, our web site client base, we are beginning to feature selected sites in our advertising campaigns to showcase their unique characteristics. Another way in which we market Real Media throughout the world is by actively cross promoting our solutions with our strategic partner PubliGroupe, which has operated internationally for over 100 years. In addition to referring qualified leads to each other, we jointly develop and execute cross media campaigns that have online and offline components for selected clients.

     Our global sales force consists of over 100 individuals as of January 21, 2000, and operates through 23 offices around the world. United States and Latin America sales are headquartered in New York, with local operations in Chicago, Dallas, Fort Washington (Pennsylvania), Mexico City, Miami, San Francisco and Sao Paulo. European sales are headquartered in Lausanne, with offices in Amsterdam, Hamburg, London, Madrid, Munich, Paris, Stockholm, Vienna and Zurich. In Asia/Pacific, we have sales offices in Hong Kong, Seoul, Singapore and Sydney. In Africa, we operate in Johannesburg. We intend to continue expanding our sales force for web sites and advertisers by hiring employees with extensive experience in and knowledge of local advertising markets and by opening new offices in selected countries.

PRIVACY STATEMENT

     Real Media is committed to providing branded web sites with Internet advertising solutions that benefit the sites while protecting the privacy of consumers. Real Media believes that information collected by web sites using OAS software and/or our audience management system is owned exclusively by the sites. We do not sell or license this information to any third parties. Moreover, an add-on module to OAS is the Privacy Proxy(TM), which prevents third-party ad serving or profiling companies from collecting information on site users without their consent. Sites may therefore ensure that user information is handled in a manner consistent with the site's privacy policy.

     For ad campaigns that are centrally delivered by Real Media, we do collect certain non-personally identifiable information about users, such as the type of browser, IP address, operating system, domain name, day and time of visit, pages visited and search term, if any, and other data that is not used to identify, contact or locate a person. Such information is used exclusively for the purpose of targeting ads and measuring ad effectiveness on behalf of Real Media's advertisers, and is not used to create user profiles.

     Real Media is an industry leader in privacy initiatives. We actively promote site ownership of the data that they collect from third parties. Real Media is a founding member of the Network Advertising Initiative working on self-regulation by Internet advertising networks. We strive to educate our business customers about data collection and privacy concerns and consumers on their privacy rights.

COMPETITION

     The market for global Internet advertising solutions is highly competitive and we expect this competition to increase in each of our targeted national markets worldwide from both existing participants and new entrants, due to the lack of barriers to entry in the marketplace. See "Risk Factors -- Risks Relating to the Internet Advertising Industry -- The Internet advertising industry is highly competitive."

     We compete against a fragmented landscape of participants in the Internet advertising solutions market, many of whom possess greater financial resources and brand recognition than we do. The competition for each element of our solution includes:

THE REAL MEDIA NETWORK

     The Real Media Network competes directly with a number of different types of companies. Our competition differs considerably across the markets in which we operate. Competitors include: (1) other third-party Internet advertising networks, (2) large Internet media companies, (3) other Internet ad sales representation firms and (4) to a lesser extent, Internet direct marketing firms. In addition, the Real Media Network also indirectly competes with traditional media companies in the television, radio and print industries to capture a greater portion of total advertising expenditures.

     We compete with other third-party ad networks, such as CMGI, Inc., DoubleClick and 24/7 Media or their affiliates, in the markets in which we operate, especially in the United States, France and the United Kingdom, and across many of the other European, Latin American and Asian markets.

     We also face competition in various markets from several large online media companies that are not part of our network and which use in-house sales forces to sell advertising on their sites. These include America Online in the United States and Brazil, Yahoo! in the United States, France and Germany, and Rignier in Switzerland.

     Other online ad sales representation firms that may be independent or part of larger media companies compete with us in a variety of markets. These include independent sales representation firms such as Adlink in France, TSMSI in the United Kingdom, AdPepper in Switzerland, BMC Media in Australia and several smaller independents in these and other markets in which we operate. In Germany, two of our principal competitors are the third-party ad representation units of Axel Springer Verlag and Bertelsmann.

OPEN ADSTREAM(TM)

     We face competition for our Open AdStream(TM) technology principally from other third-party ad management technology companies, including DoubleClick, Engage Technologies' Accipiter unit, CMGI's AdForce unit and Excite@Home's MatchLogic division, as well as internally-developed web serving technology. Because we focus primarily on providing local ad management software solutions, we may not be able to compete effectively if centrally-served solutions gain popularity with branded web sites.

     We also expect to face indirect competition from software companies that offer products to help web sites personalize their interaction with users. Such companies include Allaire, BroadVision and Vignette. Additionally many larger software firms with significantly greater financial and technical resources than us, such as Microsoft and Oracle, may develop products that compete with OAS or that bundle the technology of our competitors with their own.

MEDIA AND MARKETING SERVICES

     We currently face competition for our media and marketing services from Internet user profiling companies, including Engage Technologies, MatchLogic division, and DoubleClick, which offer alternatives to our audience management solution. We may also encounter competition in the future from database marketing firms, data mining and analysis firms, and Internet consulting, public relations and related firms.

CONSOLIDATION IN THE INDUSTRY

     Our industry is consolidating rapidly with several of our principal competitors, including CMGI, DoubleClick, Engage Technologies and 24/7 Media having announced or completed numerous acquisitions in recent months. While we currently face fragmented competition in many markets, this consolidation may lead to changes in our competitors and the size and resources of our competitors in the near term. See "Risk Factors -- Risks Relating to the Internet Advertising Industry -- Industry consolidation may increase our competitors' resources."

INTELLECTUAL PROPERTY

     The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of corporate resources. We are not currently involved in any litigation involving intellectual property rights, nor have we been put on notice of any potential claims, but some may arise in the ordinary course of business. However, there can be no assurances that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us whether meritorious or not. Should such claims arise, it could have a material adverse effect on our business. See "Risk Factors -- Any Failure by us to protect our intellectual property could harm our business and competitive position."

     Our success and ability to compete are substantially dependent on our proprietary technologies, including Open AdStream(TM), OAS Enterprise(TM) 2000 and Privacy Proxy(TM), that we protect through a combination of intellectual property laws. We are actively evaluating the extent to which we may be able to claim patent protection for our proprietary technologies. To date, however, we have not sought patent protection or copyright registration for our proprietary software and other technologies. As a result, we may not be able to prevent others from using any inventions in our software and other technologies, and we may not have adequate remedies to compensate us fully for any infringement of our copyrights by others.

Although we have applied to register trademarks in the United States and internationally, we have not secured registrations for our marks. We cannot guarantee that any of our trademark registrations will be approved. Even if they are approved, these trademarks may be successfully challenged by others or invalidated since the validity, enforceability and scope of protection on intellectual property rights in Internet-related industries are uncertain and still evolving. Furthermore, if our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks will be restricted unless we enter into arrangements with these third parties. We cannot assure you that we can enter into arrangements with these third parties on commercially reasonable terms, if at all. We are aware that other companies claim rights to the mark REAL MEDIA and we may not be able to prevent all third-party use of our marks. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the U.S. and effective copyright, trademark and trade secret protection may not be available in all jurisdictions.

     We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to disclose, obtain use of our advertising solutions or technologies. Our precautions may not prevent misappropriation of our advertising solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our rights as fully as in the United States. Further, we cannot assure you that others will not develop technologies that are similar or superior to our technology.

EMPLOYEES

     As of January 21, 2000, we had 301 employees worldwide. None of our employees is represented by a collective bargaining agreement. We believe that we maintain good relationships with our employees.

FACILITIES

     Our global headquarters are in New York, New York, where we lease approximately 8,500 square feet pursuant to a lease that expires in February 2002. Our principal technology development center is located in a 16,820 square foot office in Fort Washington, Pennsylvania, under a lease that expires in 2005.

     Our European operations are headquartered in Lausanne, Switzerland, where we lease approximately 1,700 square feet pursuant to a lease that expires in 2005.

     We continually evaluate our facilities requirements and believe that suitable additional space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors, their ages and positions, and director classes, are set forth below. Three current directors who will resign from the board prior to this offering are not listed.

NAME                       AGE                                POSITION                               CLASS
----                       ---                                --------                               -----
David Morgan.............  36     Chairman and Director
Christopher Neimeth......  30     President, Chief Executive Officer and Director
Gil Beyda................  36     Chief Technology Officer and Director
Norman Blashka...........  45     Chief Financial Officer, Senior Vice President and Secretary
Pascal Zahner............  39     Chief Executive Officer, Europe
Silvana Imperiali........  32     Chief Operating Officer
Philippe Paget...........  38     Chief Operating Officer, Europe
Walter Annasohn..........  54     Director
Hans Steiner.............  51     Director
Heinz Wagli..............  57     Director

---------------
(1) Member of the audit committee

(2) Member of the compensation committee

     David Morgan is a co-founder of Real Media and has served as Chairman and Director since its inception in May 1995. From May 1995 to December 1999, Mr. Morgan was also our President and Chief Executive Officer. Before co-founding Real Media, from 1992 to May 1995, Mr. Morgan was General Counsel and a Director of New Media Ventures for the Pennsylvania Newspaper Publisher's Association. Mr. Morgan obtained a J.D. from the Dickinson School of Law and a B.A. in political science from The Pennsylvania State University.

     Christopher Neimeth has served as Real Media's President and Chief Executive Officer since December 1999 and will serve as a Director upon the completion of the business combination of Real Media, Inc. and Real Media Europe. Before joining Real Media, from August 1999 to December 1999, Mr. Neimeth was Senior Vice President, Business Development and Strategic Planning of Times Company Digital, the Internet unit of The New York Times Company. From September 1995 to August 1999, Mr. Neimeth was Director of Marketing, then Vice President, Director of Sales and Marketing and later Group Vice President of the predecessor of Times Company Digital. From April 1994 to September 1995, Mr. Neimeth worked at Grey Interactive, where he was a co-founder and associate director. Mr. Neimeth is a founding member of the Advertising Research Foundation Video/Interactive Media Council and The New York New Media Association, and a member of the advisory board of the AdCouncil's Internet Committee. He is also a founding member and director of the Internet Advertising Bureau. Mr. Neimeth obtained a B.A. in anthropology and economics from Hamilton College.

     Gil Beyda is a co-founder of Real Media and has served as a Director and Chief Technology Officer since its inception in May 1995. Before co-founding Real Media, Mr. Beyda was President and Technology Consultant of Beyda Consulting Group, a computer consulting firm he founded in 1979, specializing in designing, developing and deploying complex software systems for Fortune 500 companies. Mr. Beyda obtained an M.B.A. and a B.S. in computer science from California State University at Northridge and is fluent in 15 computer programming languages, 14 computer operating systems and over 20 computer systems.

     Norman Blashka has served as Real Media's Chief Financial Officer and Senior Vice President since September 1999 and Secretary since October 1999. Before joining Real Media, from January 1997 to September 1999, Mr. Blashka was Senior Vice President and Chief Financial Officer of Mickelberry

Communications, Inc., an integrated marketing services company, and Executive Vice President of Union Capital Corporation, a merchant bank and holding company affiliated with Mickelberry. From January 1999 to September 1999, Mr. Blashka was also the Chief Investment Officer at Union Capital. From October 1993 to September 1996, Mr. Blashka was the Vice President and Chief Financial Officer of Lang Communications, L.P., a privately-held magazine publisher. Mr. Blashka, a certified public accountant, obtained an M.B.A. from Columbia University's Graduate School of Business and a B.A., summa cum laude, in economics from the State University of New York, College at New Paltz.

     Pascal Zahner is the founder of Real Media Europe and has served as Chief Executive Officer, Europe since February 2000. From November 1997 to February 2000, Mr. Zahner served as a Director of Real Media, Inc. From January 1997 to January 2000, Mr. Zahner served as Real Media Europe's Managing Director and Chief Executive Officer Europe & Asia. From May 1995 to December 1996, Mr. Zahner participated in the launch of MMD Multimedia Development S.A. as a member of the management team. MMD is a subsidiary of PubliGroupe dedicated to interactive advertising and web development, mainly active in Switzerland. From April 1994 to April 1995, Mr. Zahner was part of PubliGroupe's R&D team, focusing on defining a development strategy in interactive media for the group. Mr. Zahner obtained a degree in political science from the University of Lausanne (Switzerland) and an M.S. in journalism from Columbia University's Graduate School of Journalism.

     Silvana Imperiali has served as Real Media's Chief Operating Officer since September 1999. Before joining Real Media, from April 1998 to September 1999, Ms. Imperiali was a Marketing Director at Publicitas/Globe Media, an affiliate of PubliGroupe. From October 1994 to March 1998, Ms. Imperiali was a Managing Director of Publicitas Swiss Press, an affiliate of PubliGroupe in Zurich, Switzerland, where she directed advertising and marketing for Swiss publishing groups. Ms. Imperiali obtained a masters degree in management of publishing houses at SZV/SAWI and a degree in politics with special certificates in economics and law from the University of Lausanne (Switzerland).

     Philippe Paget has served as Chief Operating Officer of Real Media Europe since January 2000. From June 1997 to January 2000, Mr. Paget served as Managing Director of Real Media France. From September 1994 to June 1997, Mr. Paget was an Associated Manager of Presence D'Esprits, a French communication agency. Mr. Paget obtained a degree in marketing from the European Business School (France).

     Walter Annasohn has served as a Director of Real Media, Inc. since April 1999. Dr. Annasohn has served as the CEO of operations in North America, Russia and Ukraine of Publicitas Promotion Network as a Senior Vice President of PubliGroupe since May 1994. From July 1990 to April 1994, Dr. Annasohn was the CEO of the International Division of Ascom, a Swiss telecommunications company. Dr. Annasohn is also a high ranking officer (colonel) and member of the general staff of the Swiss Army. Dr. Annasohn obtained a degree, magna cum laude, in economics, and a Ph.D., magna cum laude, in economics, from the University of Bern (Switzerland).

     Hans Steiner will serve as a Director upon the completion of the business combination of Real Media, Inc. and Real Media Europe. Mr. Steiner has served as a Director and a Senior Vice President of the PubliOnline Division of PubliGroupe since October 1999. From February 1986 to September 1999, Mr. Steiner was a Senior Vice President with managerial responsibilities in Europe, Asia, Latin America and the United States of Societe Generale de Surveillance, a Swiss-based service company. Mr. Steiner obtained a B.S. in business through studies at the Ecole de Commerce in Neuchatel (Switzerland) with additional coursework at The University of Hartford and Babson College. Mr. Steiner obtained an M.B.A. in marketing and finance from Babson College.

     Heinz Wagli will serve as a Director upon the completion of the business combination of Real Media, Inc. and Real Media Europe. Dr. Wagli has served as Chief Financial Officer of PubliGroupe since October 1993. From 1987 to September 1993, Dr. Wagli was the Chief Financial Officer of the personal and business communications division of Ascom, a Swiss telecommunications company. Dr. Wagli obtained a degree, magna cum laude, in economics and a Ph.D., magna cum laude, in economics from the University of Bern (Switzerland).

BOARD COMPOSITION

     We currently have seven members on our board of directors. When we complete the business combination of Real Media, Inc. and Real Media Europe, we will have nine members on our board of directors pursuant to the terms of the Second Amended and Restated Voting and Stockholders Agreement. Upon the completion of this offering, the composition of our board of directors will be determined by a stockholders voting agreement. See "Related Party Transactions -- Stockholders Voting Agreement."

     Our certificate of incorporation provides for a board of directors of at least three but not more than nine directors, to be divided into three classes of directors. These classes are as nearly equal in number as possible and serve staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. See "Description of Capital
Stock -- Section 203 of the Delaware General Corporation Law, Certain Anti-Takeover, Limited Liability and Indemnification Provisions -- Classified Board of Directors."

BOARD COMMITTEES

     The compensation committee reviews and makes recommendations to the board of directors regarding the compensation to be paid to our executive officers and
directors. Beginning                , 2000, the compensation committee will
administer our 1999 employee stock option plan. The compensation committee
consists of Messrs.          , and          .

     The audit committee reviews and monitors our corporate financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are
Messrs.          , and          .

BOARD COMPENSATION

     We do not pay cash compensation to our directors, other than our
independent directors. We intend to pay our independent directors      annually
for their services as directors. All of our directors are reimbursed for the expenses they incur in attending meetings of the board or board committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers, directors or compensation committee members currently serves, or has in the past served, on the compensation committee of any other company whose directors or executive officers have served on our compensation committee.

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

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation earned by our chief executive officer and our other executive officers who earned more than $100,000 in total cash compensation during the year ended December 31, 1999. The value of certain perquisites and other personal benefits is not included in the amounts disclosed because it did not exceed for any officer listed in the table below the lesser of either $50,000 or 10% of the total annual salary and bonus reported for such officer.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                   ANNUAL COMPENSATION                  AWARDS
                                        -----------------------------------------    ------------
                                                                                        SHARES
                                                                        OTHER         UNDERLYING
NAME AND PRINCIPAL POSITION             YEAR     SALARY     BONUS    COMPENSATION      OPTIONS
---------------------------             ----    --------    -----    ------------    ------------
Christopher Neimeth...................  1999    $ 10,416(1)  --          --            630,176
  President and Chief Executive
  Officer
David Morgan..........................  1999      77,500     --          --                 --
  Former President and Chief Executive
  Officer (through December 14, 1999)
Gil Beyda.............................  1999     160,000     --          --                 --
  Chief Technology Officer

---------------

(1) Compensation commenced on December 15, 1999. See "-- Employment Agreement."

     In 2000, we expect that executive officers in addition to those listed above will earn more than $100,000 in total cash compensation.

     The following tables set forth certain information concerning grants to purchase shares of our common stock made to each of the officers named in the summary compensation table above during the year ended December 31, 1999. The exercise price per share of each option was greater than or equal to the fair market value of our common stock on the date of grant as determined by our board of directors. We calculate the potential realizable value of options by assuming that the fair market value of our common stock appreciates from the date of grant at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

             OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 1999

                                                                                    POTENTIAL REALIZABLE VALUE
                          NUMBER OF    PERCENTAGE OF                                AT ASSUMED ANNUAL RATES OF
                          SECURITIES   TOTAL OPTIONS                                 STOCK PRICE APPRECIATION
                          UNDERLYING    GRANTED TO     EXERCISE                           FOR OPTION TERM
                           OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------------------
NAME                       GRANTED         1999          SHARE        DATE             5%                10%
----                      ----------   -------------   ---------   ----------   ----------------   ----------------
Christopher Neimeth.....   630,176         53.4%         $6.00      12/14/09
David Morgan............        --           --             --            --           --                 --
Gil Beyda...............        --           --             --            --           --                 --

     Of Mr. Neimeth's 630,176 options, 157,544 are vested, and 39,386 will vest at the end of each calendar quarter from the first quarter of 2000 to the fourth quarter of 2002.

     The following table sets forth certain information concerning option exercises by the officers named in the above summary compensation table. The value of unexercised in-the-money options at fiscal year-end is based on an
assumed initial public offering price of $     per share (the midpoint of the
range of initial public offering prices set forth on the cover page of this prospectus), less the exercise price, multiplied by the number of shares underlying the option.

                    YEAR-END DECEMBER 31, 1999 OPTION VALUES

                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                SHARES                        AT FISCAL YEAR-END            AT FISCAL YEAR-END
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                          EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   -----------   -----------   -------------   -----------   -------------
Christopher Neimeth.........       0             0          157,544        472,632
David Morgan................      --            --               --             --          --             --
Gil Beyda...................       0             0           10,000              0

EMPLOYMENT AGREEMENT

     We have entered into an employment agreement with Mr. Neimeth, dated as of December 15, 1999, under which we have agreed to employ Mr. Neimeth as our chief executive officer and a director for an initial term ending on December 31, 2002 and automatically renewing for successive one-year periods thereafter. Mr. Neimeth's annual base salary under the agreement will be $250,000, $300,000 and $350,000 for 2000, 2001 and 2002, respectively. Mr. Neimeth is eligible for an annual incentive bonus based on performance targets, subject to modification by our board of directors. The agreement provides that Mr. Neimeth will receive three weeks of vacation per year and other benefits that we generally provide to our senior executives. Under the agreement, we granted Mr. Neimeth options to acquire 630,176 shares of our common stock. All shares of common stock Mr. Neimeth acquires from exercising these options will be subject to the stockholders voting agreement among Real Media, PubliGroupe, Advance Internet and our five founders. See "Related Party Transactions -- Stockholders Voting Agreement." The employment agreement prohibits Mr. Neimeth from competing with us or soliciting our employees for employment for two years following the termination of his employment. We can terminate Mr. Neimeth's employment with or without cause, and Mr. Neimeth can terminate his employment with good reason, such as a reduction in salary or responsibilities. If we terminate Mr. Neimeth's employment without cause, or if he terminates it with good reason, we are required to pay him six months' severance pay, and all stock options previously granted to Mr. Neimeth that are vested on the termination date or would have vested within 12 months following the termination date will immediately vest. In addition, the covenant not to compete will no longer apply.

1999 EMPLOYEE STOCK OPTION PLAN

     The board of directors adopted the Real Media, Inc. 1999 Employee Stock Option Plan on July 15, 1999. The purpose of the plan is to provide incentives to our directors, key employees, independent contractors, agents and consultants and to aid in attracting and retaining valued directors, employees, independent contractors, agents and consultants by offering them a greater stake in our success and a closer identity with us and our stockholders. The plan is designed to accomplish these goals by allowing for the grant of stock options and stock appreciation rights. The total number of shares of common stock authorized under the plan is 1,093,364 (subject to adjustments for stock splits, stock dividends and other similar changes in our capitalization). If any awards expire or terminate prior to exercise or if any award is paid in cash in lieu of stock, the shares of common stock subject to such award will again be available for grant under the plan. Once our common stock becomes publicly traded, no individual employee may receive awards covering more than 50,000 shares under the plan during any calendar year.

     Eligibility. Any officer, director, employee, independent contractor, agent or consultant of Real Media or any of its subsidiaries is eligible to participate in the plan.

     Administration and Implementation. Currently, our board of directors administers the plan. Once our common stock becomes publicly traded, the compensation committee composed of at least two non-employee, outside directors selected by the board of directors will administer the plan. The committee may:

     - interpret and administer the plan;

     - prescribe, amend and rescind rules and regulations to aid in the interpretation and administration of the plan;

     - select who among the eligible individuals will participate in the plan;

     - determine the terms and conditions of awards under the plan; and

     - make all determinations with respect to any controversies and claims arising under the plan.

All determinations made by the compensation committee will be conclusive and binding on all persons.

     Options. An option is a grant by us of the right to purchase a specified number of shares of our common stock for a specified time period at a fixed price. Options may be either incentive stock options or non-qualified stock options. Grants of options will be evidenced by option agreements which will specify when an option may be exercisable and the terms and conditions applicable to the option. The exercise price of an option will be determined by the compensation committee, but, in the case of incentive stock options, the exercise price will not be less than the fair market value of a share of common stock on the date of grant (or 110% of such fair market value if such option is granted to a person who owns more than 10% of the voting power of the company). The term of an option will in no event be greater than ten years (or five years in the case of an incentive stock option granted to a person who owns more than 10% of the voting power of the company). The compensation committee may provide that non-qualified stock options may be transferred in accordance with such limitations and conditions determined by the compensation committee.

     The compensation committee may also provide in an option recipient's option agreement that an additional option may be granted upon the exercise of the initial option if the exercise price is paid in shares of our common. Such additional option would be for the same number of shares so paid, would have an exercise price equal to the fair market value of the common stock on the date of grant and would not be exercisable until six months after the date of grant.

     Options may be exercised by payment of the exercise price in cash, by check, by delivery of shares of our common stock, or any combination of such methods, or, if permitted by the compensation committee, with the proceeds of a loan from us. Any such loan would be secured by the stock acquired pursuant to the exercise of the option or by any other security as determined by the compensation committee.

     Options may be terminated upon the occurrence of one of the following: three months after a recipient's voluntary or involuntary termination without cause, termination of a recipient's employment for cause, or one year after a recipient's employment is terminated for retirement, disability or death.

     Stock Appreciation Rights. A stock appreciation right allows a recipient to receive, upon exercise of the right, the increase in the fair market value of a specified number of shares of common stock from the date of grant to the date of exercise. Stock appreciation rights may be granted only in conjunction with the grant of a stock option and will be exercisable at such times and to the same extent as the related stock option is exercisable. Upon exercise of a stock appreciation right, the related stock option will be forfeited and surrendered.

     Payment upon exercise of a stock appreciation right may be made in cash or common stock. Once our common stock is publicly traded, a stock appreciation right generally may only be exercised in limited periods following the release of certain financial reports. The terms of a stock appreciation right will be evidenced by a stock appreciation right agreement.

     Amendment and Termination. The plan will terminate on July 15, 2009, unless terminated earlier by the board of directors. The board of directors has authority to amend or terminate the plan at any time. However, no termination or amendment of the plan may adversely affect the rights of a holder of an outstanding award granted under the plan without the consent of the holder. In addition, certain amendments require the approval of the stockholders. The following amendments require stockholder approval:

     - any amendment that would, if it were not approved by the stockholders, cause the plan to fail to comply with any requirement of applicable law or regulation; and

     - any amendment materially modifying the classes of individuals eligible to participate in the plan.

                           RELATED PARTY TRANSACTIONS

     David Morgan, our chairman, Mark Pinney, a director until completion of the business combination, and Gil Beyda, our chief technology officer and a director, were involved in our founding and organization and may be considered our promoters.

     In 1995, our promoters paid for our operating expenses incurred in 1995.

     In August 1996, Messrs. Morgan, Pinney and Beyda purchased 1,088,000, 1,044,000 and 1,004,000 shares of our common stock, respectively, at par value $0.001 per share, or total cash consideration of $1,088, $1,044 and $1,004, respectively.

     In October 1996, Messrs. Morgan, Pinney and Beyda received stock options to purchase 20,000, 50,000 and 10,000 shares of our common stock, respectively, at an exercise price of $.05 per share.

     In December 1996, we sold 2,250,000 shares of our common stock to PubliGroupe for approximately $1.0 million in cash.

     On May 13, 1997, we issued a $100,000 note payable to PubliGroupe, which was repaid in June 1997.

     In June 1997, PubliGroupe purchased 550,000 shares of our common stock for $330,000 in cash and loaned Real Media, Inc. $770,000, which was evidenced by a promissory note dated June 19, 1997.

     In December 1997, Real Media, Inc. issued a $64,000 note payable to Mr. Pinney, which was repaid in April 1998.

     In January and February 1998, Real Media, Inc. issued notes payable to PubliGroupe in the aggregate principal amount of $225,000.

     In January 1998, Mr. Pinney received stock options to purchase 71,720 shares of our common stock at an exercise price of $.60 per share.

     In April 1998, we sold 2,195,000 shares of our common stock to Advance Internet for $3.0 million in cash. We also repaid to PubliGroupe principal and interest of $500,000 in connection with the $770,000 and $225,000 notes payable. The balance (aggregating approximately $551,000) was canceled and set up as deferred revenue in accordance with the Amended and Restated Technology Transfer Agreement, dated April 8, 1998, between Real Media, Inc. and PubliGroupe.

     Under an agreement between Advance Internet and Real Media, Inc. in April 1998, Real Media, Inc. became a non-exclusive Internet ad sales representative for Advance Internet affiliated web sites. As a result of this agreement, Real Media, Inc. sold ad inventory of Advance Internet's web sites totaling approximately $42,000 in 1998 and $171,000 in 1999.

     In March 1999, we sold 277,778 shares of our common stock to PubliGroupe for $750,000 in cash, and we sold 833,333 shares to Advance Internet for $2.25 million in cash.

     In July 1999, to make additional shares of our common stock available for the grant of options by us to our employees, consultants and non-employee directors, Mr. Morgan terminated 20,000 options to purchase our common stock, and we repurchased 40,000 shares of our common stock from him at par value $.001 per share.

     In June and November 1999, Mr. Pinney exercised stock options for 121,720 shares of our common stock for an aggregate consideration of $45,532. In addition, we paid Mr. Pinney a $50,000 retainer fee in 1999 for consulting and advisory services provided to us.

     In August 1999, we sold 95,007 shares of our common stock to Advance Internet for $500,000 in cash.

     Also in August 1999, in connection with discussions regarding a potential business combination and to provide working capital to Real Media, Inc. prior to the completion of the business combination, PubliGroupe entered into a commitment to lend Real Media, Inc. $10.0 million. Loans made pursuant to this commitment were to be evidenced by promissory notes convertible into common stock of Real Media, Inc. upon the completion of the business combination. As of January 31, 2000, PubliGroupe has loaned Real Media, Inc. an aggregate of $8.4 million under this commitment in September ($1.0 million), October ($2.5 million), November ($1.5 million), December 1999 ($1.0 million) and January 2000 ($2.4 million). These notes are generally due one year from the date of issuance, unless earlier terminated, and they accrue interest at the prime rate, compounded annually.

BUSINESS COMBINATION WITH REAL MEDIA EUROPE

     Real Media Europe consists of a group of affiliated companies, all of which are subsidiaries of PubliGroupe. These companies are:

     - Real Media SARL, which conducts our business in France;

     - Real Media Holding (UK) Ltd. and Real Media (UK) Ltd, which conduct our business in the United Kingdom;

     - Real Media Deutschland GmbH, which conducts our business in Germany;

     - Real Media S.A., which conducts our business in Switzerland; and

     - Real Media Technology S.A., which provides technical support to our European operations.

     PubliGroupe has created a holding company, called Real Media Europe Holding S.A., organized under the laws of Switzerland. PubliGroupe will transfer all of the capital stock of the Real Media Europe companies to Real Media Europe Holding, except that PubliGroupe will transfer only a 49% interest in Real Media S.A. Pursuant to a stock purchase agreement between Real Media, Inc., PubliGroupe and Real Media Europe Holding, dated February 8, 2000, PubliGroupe will transfer all of the stock of Real Media Europe Holding to Real Media, Inc. in exchange for 16,126,525 shares of common stock of Real Media, Inc. and 450,000 shares of Series A Convertible Preferred Stock of Real Media, Inc. The preferred stock will convert into 450,000 shares of our common stock immediately upon the completion of this offering. In addition, PubliGroupe will transfer to Real Media, Inc. for $10.00 all of the capital stock of Real Media Pte Ltd., which conducts our business in Singapore, and Real Media Limited, which conducts our business in Hong Kong. Simultaneously with this transaction, the promissory notes issued to PubliGroupe for its $10.0 million loan commitment will be converted into approximately 1,901,141 shares of our common stock. If PubliGroupe has loaned less than $10.0 million to us under this commitment immediately prior to the completion of the business combination, PubliGroupe will fund the balance upon completion of the business combination. The 1,901,141 shares of our common stock to be issued to PubliGroupe are included in the 16,126,525 shares of our common stock that PubliGroupe will receive in the business combination.

     The companies of Real Media Europe have various loan facilities with PubliGroupe. Interest accrues on these loans at rates ranging between 4.0% and 6.75% per year. PubliGroupe has agreed to forgive intercompany loans and eliminate all accumulated losses of Real Media Europe through December 31, 1999 through capital contributions. We must repay any intercompany loans made by PubliGroupe to Real Media Europe between January 1, 2000 and the completion of the business combination within 60 days following the business combination.

     Following the business combination, we will own 49% of Real Media S.A. through Real Media Europe Holding, and PubliGroupe will continue to own 51%. Under the terms of our stock purchase agreement with PubliGroupe, we have the right, exercisable until January 1, 2002, to purchase all, but not less than all, of PubliGroupe's interest in Real Media S.A. Until that date, PubliGroupe has the right to elect to sell to us all, but not less than all, of its interest in Real Media S.A. The purchase price of a sale of Real Media S.A. will be determined by negotiations between us and PubliGroupe and shall be payable in cash, or, at our election, in shares of our common stock. If we are unable to agree on a purchase price, we will agree to be bound by a value determined by investments banks retained by PubliGroupe and us.

     PubliGroupe and Real Media have given each other customary representations and warranties in the stock purchase agreement as to the organization and capitalization of the companies, their financial condition, title to their assets, the absence of adverse changes to their businesses, the absence of certain liabilities, and other matters typically covered in acquisition agreements. We have agreed to indemnify each other for any losses caused by a breach of those representations and warranties. PubliGroupe has also agreed to indemnify us for certain potential tax liabilities. In addition to the stock purchase agreement, we have entered into several ancillary agreements regarding our relationship with PubliGroupe and other stockholders. The principal terms of these agreements are described below.

STOCKHOLDERS VOTING AGREEMENT

     Real Media, PubliGroupe USA Holding, Inc. (a wholly-owned subsidiary of PubliGroupe), PubliGroupe, Advance Internet and our five founders, David Morgan, Gil Beyda, Mark Pinney, Charles Smith and Joshua Rosen, will enter into a Second Amended and Restated Voting and Stockholders Agreement upon the closing of the business combination. Among other things, under this agreement, PubliGroupe and Advance Internet will agree to make available to us from time to time prior to the completion of this offering up to $13.0 million and $2.0 million, respectively, at an interest rate equal to the prime rate. These loans are all due on the earlier of one year from the date of the first loan or the completion of this offering, and we will repay them in full from the proceeds of this offering.

     The Second Amended and Restated Voting and Stockholder Agreement will be terminated, and the parties will enter into a new stockholders voting agreement, on the closing date of this offering. This stockholders voting agreement will provide for a board of directors of nine members, three to be nominated by PubliGroupe, two to be nominated by the founders, one to be the chief executive officer of Real Media, and three to be independent directors. Initially, one of the independent directors shall be nominated by Advance Internet, and two shall be nominated by a vote of at least five of the other seven directors.

     The parties to the stockholders voting agreement will agree not to sell or transfer their shares of our common stock except:

     - to Real Media, another party to the stockholders voting agreement or an affiliate of that party, or any other person or entity who agrees to be bound by the stockholders voting agreement;

     - to the public in a sale registered under the Securities Act, or open market sales made in accordance with Rule 144 under the Securities Act on the Nasdaq National Market or the SWX New Market of the SWX Swiss Exchange;

     - pursuant to a tender offer, merger, recapitalization or other business combination that is recommended by our board of directors; or

     - in a transaction after the stockholder has offered to sell the stock to the other parties to the stockholders voting agreement on the same terms as a proposed sale.

     PubliGroupe will agree to vote all of the shares that it holds in excess of one-third of our outstanding common stock in accordance with the recommendation of the majority of our board of directors on any matter submitted to our stockholders for their vote. This limitation on PubliGroupe's voting rights does not apply, however, to a vote on any merger or other business combination that would result in the conversion of our common stock into cash or other securities or would result in the stockholders of the other entity acquiring control of a majority of the voting power of the combined entity. This requirement also does not apply to any sale of all or substantially all of our assets.

     During the term of the stockholders voting agreement, we will agree to give PubliGroupe a right of first refusal on any proposed sale by us of our interest in Real Media S.A. If PubliGroupe exercises this right, it will have the right to buy our interest on the same terms as the proposed sale. If PubliGroupe does not exercise its right of first refusal, we may sell our interest in Real Media S.A., subject to our being able to complete the sale within a specified time period.

     The stockholders voting agreement will terminate on the earliest date on which:

     - PubliGroupe ceases to own at least 36% of our outstanding common stock;

     - the parties to the agreement cease to own in the aggregate at least 51% of our outstanding common stock, and Advance Internet owns less than 2,811,006 shares of our common stock; or

     - Advance Internet and the founders cease to own at least 5% of our outstanding common stock, and Advance Internet owns less than 2,811,006 shares of our common stock.

COOPERATION AGREEMENT

     We will enter into a cooperation agreement with PubliGroupe. PubliGroupe will agree to promote us as an Internet advertising organization, and we will pay PubliGroupe a percentage of our advertising revenue for advertising sales leads that they deliver. We will agree to promote PubliGroupe as a transnational print media representation and sales organization, and PubliGroupe will pay us a share of its sales commissions for any sale leads we generate. PubliGroupe will agree to promote OAS, and we will pay PubliGroupe a commission of 8% of the first year license fee on all OAS sales it generates. In the cooperation agreement, we and PubliGroupe will agree that we will not actively seek relationships with companies that compete with the other's core business and that we will not develop activities that compete with each other's core businesses. This agreement, including the non-competition provisions, pertains to all of the countries of the world except Switzerland. This agreement will have an initial term of three years and will renew automatically for one-year periods unless terminated.

INTERIM ADMINISTRATIVE SERVICES AGREEMENT

     PubliGroupe has provided administrative services to Real Media Europe since its formation. Real Media Europe Holding will enter into an interim administrative services agreement with PubliGroupe at the closing of the business combination, pursuant to which PubliGroupe agrees to provide to Real Media Europe Holding substantially the same financial management, information technology and network services, legal, contract and corporate planning services as PubliGroupe provided to Real Media Europe prior to the business combination. Real Media Europe Holding will pay PubliGroupe a quarterly fee for these services equal to the cost to PubliGroupe to provide the services, plus 5% of that cost. This agreement will terminate on January 31, 2001 unless extended, except that PubliGroupe may terminate the agreement upon notice or if PubliGroupe owns, directly or indirectly, less than a majority of Real Media's then outstanding common stock.

REAL MEDIA S.A. STOCKHOLDERS AGREEMENT

     Real Media Europe Holding will enter into a stockholders agreement with PubliGroupe and Real Media, Inc. with respect to Real Media S.A. Real Media S.A.'s board of directors will be composed of three members designated by PubliGroupe and two members designated by us. However, many important corporate decisions must be approved by both Real Media Europe and PubliGroupe. The agreement also restricts transfers of shares of Real Media S.A. PubliGroupe will also agree to fund the operations of Real Media S.A. through loans as needed for working capital and other general corporate purposes. Loans by PubliGroupe to Real Media S.A. will bear interest at the prime rate as determined from time to time by banks of Switzerland and will be repaid in full with interest when we acquire PubliGroupe's 51% interest in Real Media S.A. The Real Media S.A. stockholders agreement will terminate when we acquire PubliGroupe's 51% interest in Real Media S.A.

TECHNOLOGY TRANSFER AGREEMENT

     Real Media and Real Media S.A. will enter into a technology transfer agreement in which we will grant to Real Media S.A. an exclusive license to use and modify the Open AdStream(TM) system technology in connection with planning and delivery of Internet advertising in Switzerland. Until December 31, 2005, Real Media S.A. will have the exclusive right to relicense Open AdStream(TM) and provide related services in Switzerland and will agree to pay us a fee, ranging from 5% to 30%, of the gross receipts it receives from those sales. The Open AdStream(TM) technology may not be transferred by Real Media S.A. without our consent, except that Real Media S.A. may grant non-exclusive licenses of the technology to third parties to the extent necessary to comply with compulsory license requirements and to keep any patents in full force. During the term of the agreement, we will grant a license to Real Media S.A. for any improvements to the technology that we develop, acquire or discover, and Real Media S.A. will grant us a fully paid-up license during the term of the agreement for any improvements that they develop, acquire or discover. The technology transfer agreement requires us and Real Media S.A. to notify each other if either of us becomes aware of any unauthorized use or infringement of the technology. Real Media S.A. has the exclusive right in its discretion to defend any actions against it in Switzerland resulting from any claim of unauthorized use or infringement of the technology.

TRADEMARK AND TRADENAME AGREEMENT

     We will enter into a trademark and tradename agreement with Real Media S.A. under which we will grant Real Media S.A. the exclusive right to use in Switzerland the tradename REAL MEDIA S.A., the trademark REAL MEDIA, and any other trademarks or trade names used by us in connection with the operation of our business outside Switzerland. Real Media S.A. will agree not to use the marks outside of Switzerland and will not grant anyone else the right to use the trademarks or its tradename. We and Real Media S.A. will cooperate in seeking registrations and approvals of the tradename and trademarks. The trademark and tradename agreement remains in effect until terminated by mutual agreement of the parties or terminated due to a breach by either party or the insolvency of Real Media S.A.

IMAS LICENSE AGREEMENT

     We have entered into two agreements with Consultas, a PubliGroupe company, regarding the development and support of an advertising management information system, known as IMAS. We expect IMAS to be operational in the first quarter 2000. Under a development agreement relating to IMAS, Consultas will own all intellectual property rights to the first version of IMAS, IMAS 1.0, and we will have a perpetual, fully paid-up license to use IMAS 1.0. Consultas has contributed the salaries and benefits of personnel and other developmental costs to the development of IMAS 1.0, and we will pay Consultas a fee of $250,000 over nine months for the license to use IMAS 1.0. We will have the right to license IMAS to third parties under a revenue-sharing arrangement with Consultas. We and Consultas will also jointly develop IMAS 2.0, which Consultas will have the right to use internally for PubliGroupe companies. Under a related application service provider agreement, Consultas will provide us with computer hosting and technical support for IMAS in exchange for a monthly fee of $5,000 while IMAS is deployed only in Europe and $10,000 when IMAS is both deployed in Europe and also outside of Europe.

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

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

     - each person (or group of affiliated persons) who is known by us to own more than 5% of the outstanding shares of our common stock;

     - each of our directors and our executive officers named in the summary compensation table; and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, we believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of the date of this prospectus. Options or warrants that are exercisable for common stock and other ownership rights in common stock that vest within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                        PERCENT OF SHARES OUTSTANDING(1)
5% BENEFICIAL OWNERS, DIRECTORS,             NUMBER OF SHARES       -----------------------------------------
NOMINEES FOR DIRECTOR, NAMED OFFICERS      BENEFICIALLY OWNED(1)    BEFORE THE OFFERING    AFTER THE OFFERING
-------------------------------------      ---------------------    -------------------    ------------------
PubliGroupe S.A.(2)(3)(4)................       18,612,030                  70.5%
Advance Internet Inc.(5).................        3,123,340                  11.8%
David Morgan.............................        1,048,000                   4.0%
Christopher Neimeth(6)...................          196,930                     *
Gil Beyda(7)(8)..........................        1,014,000                   3.8%
Walter Annasohn(4)(9)....................       18,612,030                  70.5%
Hans Steiner(4)(9).......................       18,612,030                  70.5%
Heinz Wagli(4)(9)........................       18,612,030                  70.5%
All executive officers and directors as a
  group
  (thirteen persons)(10).................       21,422,942                  80.5%

---------------
 *  Less than 1%

 (1) Gives effect to the 16,126,525 shares of our common stock and 450,000 shares of Series A Convertible Preferred Stock issued to PubliGroupe in the business combination of Real Media, Inc. and Real Media Europe. Upon the completion of this offering, each share of Series A Convertible Preferred Stock will convert into one share of our common stock immediately upon the completion of this offering. Excludes 1,042,273 shares of our common stock that PubliGroupe will receive in the business combination, which it will sell to eleven employees of Real Media Europe.

 (2) Includes 3,077,778 shares owned by PubliGroupe USA Holding, Inc., a wholly owned subsidiary of PubliGroupe.

 (3) PubliGroupe's address is Avenue des Toises 12, CH-1202, Lausanne, Switzerland.

 (4) Voting of these shares is subject to a stockholders voting agreement. See "Related Party Transactions -- Stockholders Voting Agreement."

 (5) Advance Internet's address is 30 Journal Square, Suite 400, Jersey City, NJ 07306.

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

 (6) Includes 196,930 options that are or will become exercisable within 60 days of the date of this prospectus.

 (7) Includes 100,000 shares owned by AS-IS Holdings, LLC, a limited liability company of which Mr. Beyda, his spouse and the Gil Beyda 1999 Family Trust Indenture are the only members.

 (8) Includes 10,000 options that are or will become exercisable within 60 days of the date of this prospectus.

 (9) Drs. Annasohn and Wagli and Mr. Steiner are members of the executive committee of PubliGroupe and may be deemed to beneficially own the shares of our common stock owned by PubliGroupe. Their business address is the same as PubliGroupe's.

(10) Includes 216,930 options that are or will become exercisable within 60 days of the date of this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 120,000,000 shares of common stock, par value $.001 per share, and 9,000,000 shares of preferred stock, par value $.001 per share. Upon completion of this offering, we will have
approximately          shares (          shares if the underwriters'
over-allotment option is exercised in full) of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

     The following is a summary only of our certificate of incorporation and bylaws and of the Delaware General Corporation Law. We have filed copies of our certificate of incorporation and bylaws as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     The holders of our common stock are entitled to dividends that our board of directors may declare from funds legally available therefor, subject to the preferential rights of the holders of our preferred stock, if any. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors.

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of holders of our preferred stock, if any. All of the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.

PREFERRED STOCK

     Our certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having such number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution or our winding up in such amounts as are established by our board of directors' resolutions issuing such shares.

     The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of Real Media without further action by the stockholders and may adversely affect voting and other rights of holders of our common stock. In addition, the issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

     Prior to the completion of this offering, 450,000 shares of our Series A Convertible Preferred Stock will be outstanding. The holders of Series A Convertible Preferred Stock are not entitled to vote on matters submitted to our stockholders. Shares of Series A Convertible Preferred Stock convert into an equal number of shares of our common stock immediately upon the completion of this offering.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW; CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND
INDEMNIFICATION PROVISIONS

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales, and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Certain provisions of our certificate of incorporation and bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what the board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Real Media. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such event would be favorable to the interests of our stockholders.

CLASSIFIED BOARD OF DIRECTORS

     Our certificate of incorporation provides for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors who may be elected by holders of preferred stock). As a result, approximately one-third of our board of directors will be elected each year. The classified board provision will help assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Our certificate of incorporation provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. Our bylaws provide that special meetings of stockholders may be called only by our board of directors or our chief executive officer. Our stockholders are not permitted to call a special meeting of stockholders or to require that our board of directors call a special meeting.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINEES

     Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The advance notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or its chairman, or by a stockholder who has given timely written notice to our secretary or any assistant secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The advance notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or its chairman or by a stockholder who has given timely written notice to our secretary or any assistant secretary of such stockholder's intention to bring such business before such meeting. Under the advance notice procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to Real Media not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting. In addition, under the advance notice procedure, a stockholder's notice to Real Media proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the advance notice procedure, such business shall not be discussed or transacted.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     Our certificate of incorporation and bylaws provide that our board of directors will consist of not less than three nor more than nine directors (other than directors elected by holders of our preferred stock), the exact number to be fixed from time to time by resolution adopted by our directors. Further, subject to the rights of the holders of any series of our preferred stock, if any, our certificate of incorporation and bylaws authorize our board of directors to elect additional directors under specified circumstances and fill any vacancies that occur in our board of directors by reason of death, resignation, removal or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our certificate of incorporation and bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of the then outstanding stock of Real Media. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors by filling the vacancies created by such removal with its own nominees.

INDEMNIFICATION

     We have included in our certificate of incorporation and bylaws provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law, and to indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

CERTIFICATE OF INCORPORATION

     The provisions of our certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal or rescission by the affirmative vote of the holders of not less than two-thirds (66 2/3%) of the outstanding shares of voting securities. This requirement makes it more difficult for stockholders to make changes to the provisions in our certificate of incorporation, which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions of our certificate of incorporation.

BYLAWS

     Our certificate of incorporation provides that our bylaws are subject to adoption, amendment, alteration, repeal or rescission either by our board of directors without the assent or vote of our stockholders, or by the affirmative vote of the holders of not less than two-thirds (66 2/3%) of the outstanding shares of voting securities. This provision makes it more difficult for stockholders to make changes in our bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 40 Wall Street, New York, New York 10005, and its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately upon completion of this offering,           shares of our
common stock will be outstanding, or          shares if the underwriters
exercise their over-allotment option in full. Of these shares, the shares of our common stock sold in this offering, assuming the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, will be freely transferable without restriction or further registration under the Securities Act of 1933, unless held by one of our "affiliates," as that term is defined under Rule 144 under the Securities Act. The remaining 26,412,675 shares of our common stock were issued prior to this offering and are "restricted securities," as that term is defined under Rule
144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration. In addition, there are outstanding options to purchase 1,495,206 shares of our common stock which will be eligible for sale in the public market from time to time, subject to vesting and applicable laws and, in some cases, to the expiration of lock-up agreements.

     Beginning on the 91st day after the date of this prospectus,

     - 417,312 restricted shares will be eligible for sale.

     Beginning on the 181st day after the date of this prospectus,

     - 1,165,720 restricted shares will be eligible for sale, subject to a stockholders voting agreement. See "Related Party
       Transaction -- Stockholders Voting Agreement."

     - 24,829,643 restricted shares will be eligible for sale, subject to compliance with Rule 144 and in some cases, subject to a stockholders voting agreement.

     We are applying to list our common stock on both the Nasdaq National Market and the SWX New Market of the SWX Swiss Exchange. Sales on the SWX New Market will still be subject to United States securities laws including Rule 144 and Regulation S under the Securities Act, which may restrict sales.

     Prior to this offering, there has been no public market for our common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of the shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described below, or the perception that such sales may occur, could materially adversely effect the prevailing market prices for our common stock and our ability to raise equity in the future. See "Risk Factors -- Risks Relating to the Offering -- We expect to experience volatility in our stock price that could affect your investment" and "Risk Factors -- Risks Relating to the Offering -- Sales of our shares after this offering could result in a decline in our stock price."

RULE 144

     In general, under Rule 144, beginning on the 91st day after the date of this prospectus, a person who owns shares that were purchased from us or any of our affiliates at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock, which we expect
       will equal approximately          shares immediately after this offering,
       or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

     Sales under Rule 144 are also subject to certain restrictions as to the manner of sale, notice requirements and the availability of current public information about us.

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

     In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or one our affiliates, a stockholder who is not one of our affiliates at the time of sale and who has not been one of our affiliates for at least three months prior to the sale would be entitled to sell shares of our common stock on the public market immediately without complying with the volume limitations, manner of sale, public information or notice provisions of requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods.

RULE 701

     Any employee, director or officer of, or some consultants to, Real Media who acquired shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 of the Securities Act, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits Real Media affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, beginning on the 91st day after the date of this prospectus. 417,312 shares issued will be eligible for sale in reliance upon Rule 701.

LOCK-UP AGREEMENTS

     In addition to the restrictions on resale described above, Real Media, PubliGroupe, Advance Internet, our directors, our executive officers and certain other stockholders have entered into lock-up agreements under which they have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of Real Media, file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Banc of America Securities LLC, for a period of 180 days after the date of this prospectus, except in our use for the filing of a registration statement on Form S-8 or grants of employee stock options in connection with or pursuant to the terms of a plan in effect on the date hereof, issuances of securities pursuant to the exercise of employee stock options outstanding on the date hereof or the exercise of any other stock options outstanding on the date hereof. Consequently, although some of the shares owned by these persons and entities may be eligible for earlier sale under the provisions of Rule 144, these persons may not sell these shares until 181 days after the date of this prospectus.

SWX SWISS EXCHANGE

     Under the listing rules of the SWX New Market of the SWX Swiss Exchange, Real Media and any stockholder who owns more than two percent of our common stock prior to this offering must jointly and severally agree not to sell or announce any intention to sell any of their equity securities of Real Media during the six-month period beginning on the first trading day of our common stock. After this six-month period, there are no restrictions under the rules of the SWX New Market of the SWX Swiss Exchange on such stockholders' ability to sell our common stock on the SWX New Market of the SWX Swiss Exchange.

REGISTRATION ON FORM S-8

     Prior to the completion of this offering, we intend to file a registration
statement on Form S-8 to register           shares of our common stock issuable
under our 1999 employee stock option plan. All of these shares generally will be available for sale in the open market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some of the options, the expiration of lock-up agreements.

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

                 PRINCIPAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

CERTAIN UNITED STATES TAX CONSEQUENCES

     The following discussion summarizes principal U.S. federal income and estate tax consequences of the ownership and disposition of common stock by "Non-U.S. Holders". You are a "non-U.S. holder" for U.S. federal income tax purposes if you are:

     - a non-resident alien individual;

     - a foreign corporation;

     - a foreign partnership; or

     - an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from common stock.

     This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of holders of common stock under the laws of any state, local or foreign taxing jurisdiction. This discussion is based on the tax laws of the U.S., including the Internal Revenue Code, as amended to the date hereof, existing and proposed regulations thereunder, and administrative and judicial interpretation thereof, as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

DIVIDENDS

     If you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if so specified in an applicable income tax treaty. If, however, the dividends are effectively connected with your conduct of a trade or business within the U.S., and they are attributable to a permanent establishment that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. income tax on a net income basis on such dividends, then such "effectively connected" dividends generally are not subject to withholding tax. Instead, such effectively connected dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

     Effectively connected dividends received by a non-U.S. corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

     Under currently effective U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the 30% withholding tax discussed above. Under current interpretations of U.S. Treasury regulations, this presumption that dividends paid to an address in a foreign country are paid to a resident of that country, unless the payor has knowledge to the contrary, also applies for the purposes of determining whether a lower tax treaty rate applies.

     Under U.S. Treasury regulations that will generally apply to dividends paid after December 31, 2000, the "New Regulations," if you claim the benefit of a lower treaty rate, you must satisfy certain certification requirements. In addition, in the case of common stock held by a foreign partnership, the certification requirements generally will apply to the partners of the partnership and the partnership must provide certain information, including a U.S. taxpayer identification number. The final withholding regulations also provide look-through rules for tiered partnerships.

     If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any excess amounts withheld by filing a refund claim with the IRS.

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

GAIN ON DISPOSITION OF COMMON STOCK

If you are a non-U.S. holder you generally will not be subject to U.S. federal income tax on gain recognized on a disposition of common stock unless:

     - the gain is effectively connected with your conduct of a trade or business in the U.S., and the gain is attributable to a permanent establishment that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis on gain from the sale or other disposition of the common stock;

     - you are an individual, you hold the common stock as a capital asset and you are present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions exist; or

     - we are or have been a "United States real property holding corporation" for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock, and you are not eligible for any treaty exemption.

     Effectively connected gains recognized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

     We have not been, are not, and do not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

     Common stock held by an individual non-U.S. holder at the time of death will be included in the holder's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate taxes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, U.S. information reporting requirements and backup withholding tax will not apply to dividends paid to you if you are either:

     - subject to the 30% withholding tax discussed above, or

     - not subject to the 30% withholding tax because an applicable tax treaty reduces or eliminates such withholding tax.

If you do not meet either of these requirements for exemption and you fail to provide certain information, including your U.S. taxpayer identification number, or otherwise establish your status as an "exempt recipient," you may be subject to backup withholding of U.S. federal income tax at a rate of 31% on dividends paid with respect to common stock.

     Under current law, the payor may generally treat dividends paid to a payee with a foreign address as exempt from backup withholding and information reporting unless the payor has definite knowledge that the payee is a U.S. person. However, under the New Regulations, dividend payments generally will be subject to information reporting and backup withholding unless certain certification requirements are met. See the discussion under "Dividends" in this section for the rules applicable to foreign partnerships under the New Regulations.

     U.S. information reporting and backup withholding requirements generally will not apply to a payment of the proceeds of a sale of common stock made outside the U.S. through an office outside the U.S. of a non-U.S. broker. However, U.S. information reporting, but not backup withholding, will apply to a payment made outside the U.S. of the proceeds of a sale of common stock through an office outside the U.S. of a broker that:

     - is a U.S. person;

     - derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

     - is a "controlled foreign corporation" as to the U.S.; or

     - with respect to payments made after December 31, 2000, is a foreign partnership with certain connections to the U.S.

in each case, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. person and has no knowledge to the contrary or the holder otherwise establishes an exemption.

     Payment of the proceeds of a sale of common stock to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless the holder certifies its non-U.S. status under penalty of perjury or otherwise establishes an exemption.

     Backup withholding is not an additional tax and you may apply any taxes that are withheld against your tax liability and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing a refund claim with the Internal Revenue Service.

CERTAIN SWISS TAX CONSEQUENCES

     The following is a summary of certain Swiss federal income tax considerations relevant to the purchase, ownership and disposition of shares of common stock and, unless otherwise indicated, is applicable only to stockholders that are resident in Switzerland. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in shares of common stock, and is based on treaties, laws, regulations, rulings and decisions currently in effect, all of which are subject to change. Prospective investors should consult their own advisers as to the tax consequences of the purchase, ownership and disposition of shares of common stock in light of their particular circumstances.

     The statements and discussion of certain Swiss taxes set forth below are of a general nature only and do not address every potential tax consequence of an investment in shares under Swiss law. Potential investors will therefore need to consult their own tax advisers to determine the special tax consequences of the receipt, ownership and sale or other dispositions of shares of common stock.

CREDIT FOR U.S. WITHHOLDING TAXES

     Subject to certain requirements, shareholders resident in Switzerland may claim the U.S. withholding tax withheld from any dividends that we may pay to them as a credit against their Swiss income taxes on the respective dividend income.

GAIN ON SALE OF COMMON STOCK

     Under current Swiss tax rules, gain on the sale of shares of common stock of individuals resident in Switzerland is generally not subject to income tax provided the shares of common stock are part of their private property (as defined under applicable tax regulation), and further provided that such persons are not taxed as professional securities dealers. We currently have no intention of repurchasing any of the shares we sell in this offering. However, if we were to repurchase any such shares, any gains an individual resident in Switzerland may realize may be deemed taxable dividend income rather than gain if certain conditions are met.

     Gains realized on shares of common stock as part of the business property of a Swiss tax resident person or entity are included in the taxable income of such person or entity.

     Under current Swiss tax law, a holder of our common stock who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation in Switzerland for any other reason will be exempt from Swiss Federal, Cantonal or Municipal Income Tax or other Swiss tax on gains realized during the year on the sale of our common stock.

WITHHOLDING TAX ON DIVIDENDS AND DISTRIBUTIONS

     Any dividends paid and similar cash or in kind distributions made by us to a stockholder are not subject to Swiss Federal withholding tax.

INCOME TAX ON DIVIDENDS

     Swiss residents receiving dividends or similar distributions (including stock dividends and liquidation proceeds in excess of the par value of common stock held) from us are required to include such amount in their personal income tax returns. Swiss stockholders who are corporations may under certain circumstances benefit from income tax relief with respect to qualifying dividend income.

STAMP DUTY UPON TRANSFER OF COMMON STOCK

     Each party to a transfer of ownership of our common stock may be subject to transfer stamp duty at a rate of 0.15% of the consideration paid (i.e. up to a total of 0.3%) if a Swiss bank or any other Swiss security dealer (as defined by the Swiss Federal Stamp Tax Act) is a contractual party or acts as an intermediary to the transfer. Additionally, sales of our common stock through the facilities of the SWX Swiss Exchange may be subject to a stock exchange levy at a rate of up to 0.02% of the consideration paid.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation and Banc of America Securities LLC, who are acting as joint book-running managers, and Lazard Freres & Co. LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Banc of America Securities LLC..............................
Lazard Freres & Co. LLC.....................................

                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to           additional shares from us at the initial public
offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............    $                 $                 $                 $
Expenses payable by us...............    $                 $                 $                 $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We, PubliGroupe, Advance Internet, our directors, our executive officers and certain other stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Banc of America Securities LLC, for a period of 180 days after the date of this prospectus, except in our case for the filing of a registration statement on Form S-8 or grants of employee stock options in connection with or pursuant to the terms of a plan in effect on the date hereof, issuances of securities pursuant to the exercise of employee stock options outstanding on the date hereof or the exercise of any other stock options outstanding on the date hereof.

     The underwriters have reserved for sale, at the initial public offering
price, up to          shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect. PubliGroupe has agreed to indemnify the underwriters against the breach of certain representations relating to Real Media Europe, or contribute to payments which the underwriters may be required to make in that respect.

     Each of the underwriters has represented and agreed that:

          (1) it has not offered or sold and prior to the date six months after the date of issue will not offer or sell any of our common stock to persons in the United Kingdom except to persons whose ordinary activities involved them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of the Securities Regulations 1995;

          (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom; and

          (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of our common stock to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     We will make an application to list the shares of our common stock on the Nasdaq National Market, subject to official notice of issuance, and on the SWX New Market of the SWX Swiss Exchange under the symbol "RLMD."

     Prior to the offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters, and may not reflect the market price for our common stock following the offering. Among the principal factors considered in determining the initial public offering price will be:

     - the information set forth in this prospectus and otherwise available to the underwriters;

     - market conditions for initial public offerings;

     - the history of and prospects for the industry in which we are competing;

     - our past and present operations;

     - our past and present earnings and current financial position;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

     - the general condition of the securities markets at the time of the offering; and

     - other relevant factors.

     We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short term positions.

     - In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters and their affiliates have provided and will in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us and certain of our affiliates in the ordinary course of business for which they have received and will receive customary compensation.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS TO PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that: (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws; (2) where required by law, that such purchaser is purchasing as principal and not as agent; and (3) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons outside Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be filed in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Dechert Price & Rhoads, Philadelphia, Pennsylvania, will pass upon the validity of our common stock offered by this prospectus for Real Media. Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The financial statements of Real Media, Inc. and the combined financial statements of Real Media Europe as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 and as of and for the nine-month period ended September 30, 1999 appearing in this prospectus and the registration statement of which this prospectus constitutes a part, and the related financial statement schedule included elsewhere in the registration statement, have been audited by Ernst & Young LLP, independent auditors, in the case of Real Media, Inc., and by ATAG Ernst & Young AG, independent auditors, in the case of Real Media Europe, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Real Media and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete; we refer you in each instance to the copy of the contract or other document filed as an exhibit to the registration statement and our statements are qualified by this reference. You may inspect the registration statement, including its exhibits, without charge and obtain copies of all or any part thereof at prescribed fees at the following SEC offices:

Public Reference Room           Citicorp Center                 Seven World Trade Center
450 Fifth Street, N.W.          500 West Madison Street         13th Floor
Washington, D.C. 20549          Suite 1400                      New York, New York 10048
                                Chicago, Illinois 60661

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

     Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's offices identified above. Upon approval of our common stock for listing on the Nasdaq National Market, you may also review these documents at 1735 K Street, N.W., Washington, D.C. 20006.

                  TRANSFER OF SHARES ON THE SWX SWISS EXCHANGE

     Our common stock is issued only in registered form, which means that the holder of such shares is registered in our stock register maintained by our United States transfer agent and registrar. The United States transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. In general, the common stock will trade on the SWX Swiss Exchange only through transfers of beneficial interests held through transfers of shares registered in the name of the Swiss Nominee Company (SNOC). SNOC is a corporation incorporated in Switzerland and owned by a number of Swiss banks and provides nominee services for the benefit of beneficial holders of shares. Any investor who holds a certificate representing shares of common stock directly, rather than such beneficial interests registered in the name of SNOC, and who desires to sell such shares of common stock on the SWX Swiss Exchange, will be required to deposit the certificate with the United States transfer agent. The United States transfer agent will register the shares in the name of SNOC in order to make the share certificates eligible for the Swiss security clearing system SIS SEGAINTERSETTLE AG (SIS) and tradable on the SWX Swiss Exchange and the investor will receive a beneficial interest therein. Certificates representing shares of common stock held through SNOC will not be issued unless such shares are withdrawn from SNOC, in which case the shares will not be eligible to trade on the SWX Swiss Exchange unless redeposited as described above. SNOC will be the registered owner of all shares of Common Stock that are held by investors through SNOC.

     Generally, all transfers of common stock will be registered by brokers and other financial institutions and SIS in SNOC's books. In this connection SIS is acting as clearing house for transactions involving more than one broker or other financial institutions. The United States transfer agent will not know the beneficial owners of the common stock that is held through SNOC. The brokers and other financial institutions will be responsible for keeping account of the common stock holdings on behalf of their customers.

     Communications by our stockholders regarding stockholders' meetings and dividend payments will be transmitted through the U.S. transfer agent to SNOC. SNOC will transmit these communications to SIS which will make available such communications to brokers or other financial institutions for the benefit of the investors. Such communications will also be made by publications in newspapers in Zurich and Geneva and on at least one electronic media such as Reuters or Bloomberg.

     SNOC will consent or vote with respect to such shares on behalf of beneficial owners thereof provided it receives appropriate instructions from brokers or other financial institutions acting on behalf of beneficial owners in accordance with SNOC's standard rules and procedures and any laws or other regulations applicable to Real Media.

     Any dividend or other payments on common stock held through SNOC will be
made by             to the U.S. transfer agent who upon receipt of such
payments, will credit SNOC for the amount of such payments. Payments by SNOC to the beneficial owners of common stock will be governed by SNOC's and SIS's customary practices, and will be the sole responsibility of SNOC subject to any statutory or regulatory requirements as may be in effect from time to time. Any dividends will be converted into Swiss Francs and distributed by SIS.

                   NOTICE TO HOLDERS OF SHARES TRADED ON THE
                    SWX NEW MARKET OF THE SWX SWISS EXCHANGE

CLEARING CODES

     The SIS security number (Valorennummer) for the shares of Real Media common stock is 1 035 929. The ISIN is CH 001 035 929 4. The ticker symbol will be RLMD.

PAYING AGENT

     Real Media has appointed Credit Suisse First Boston, Zurich, and Credit Suisse, Zurich, as paying agents for the shares traded on the SWX New Market of the SWX Swiss Exchange to make dividend or related payments.

MARKET MAKER

     Credit Suisse First Boston, Zurich, will serve as a market marker for the shares of Real Media common stock on the SWX New Market of the SWX Swiss Exchange.

NOTICES

     Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. Real Media or the SWX Swiss Exchange may also disseminate the relevant information about the online exchange information systems.

RESPONSIBILITY

     We have taken reasonable care to assure ourselves that the facts contained in this prospectus are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein.

                         INDEX TO FINANCIAL STATEMENTS

REAL MEDIA, INC.
Report of Independent Auditors..............................   F-2
Balance Sheets as of December 31, 1997 and 1998 and
  September 30, 1999........................................   F-3
Statements of Operations for the years ended December 31,
  1996, 1997 and 1998 and for the nine months ended
  September 30, 1998 (unaudited) and 1999...................   F-4
Statements of Changes in Stockholders' Equity (Deficiency)
  for the years ended December 31, 1996, 1997 and 1998 and
  for the nine months ended September 30, 1999..............   F-5
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and for the nine months ended
  September 30, 1998 (unaudited) and 1999...................   F-6
Notes to Financial Statements...............................   F-7
REAL MEDIA EUROPE
Report of Independent Auditors..............................  F-16
Combined Balance Sheets as of December 31, 1997 and 1998 and
  September 30, 1999........................................  F-17
Combined Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998 and for the nine months
  ended September 30, 1999..................................  F-18
Combined Statements of Changes in Shareholder's Equity
  (Deficiency) for the years ended December 31, 1996, 1997
  and 1998 and for the nine months ended September 30,
  1999......................................................  F-19
Combined Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and for the nine months
  ended September 30, 1999..................................  F-20
Notes to Combined Financial Statements......................  F-21

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Real Media, Inc.

     We have audited the accompanying balance sheets of Real Media, Inc. (the "Company") as of December 31, 1997 and 1998 and September 30, 1999, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Real Media, Inc. as of December 31, 1997 and 1998 and September 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999 in conformity with accounting principles generally accepted in the United States.

New York, New York
November 17, 1999, except for Note 9, as to which the date is February 8, 2000.

                                REAL MEDIA, INC.

                                 BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------    SEPTEMBER 30,
                                                         1997           1998            1999
                                                      -----------    -----------    -------------
ASSETS
Current assets:
  Cash and cash equivalents.........................  $    48,650    $   638,998     $   374,026
  Accounts receivable, less allowance of $40,000 at
     December 31, 1998 and $229,000 at September 30,
     1999...........................................      188,008        883,743       3,075,412
  Due from affiliates...............................       24,210         10,622          89,804
  Due from stockholder..............................           --             --         100,000
  Prepaid and other current assets..................        3,707         14,422          56,757
                                                      -----------    -----------     -----------
Total current assets................................      264,575      1,547,785       3,695,999
Property and equipment, net.........................       87,978        111,446         397,258
Other...............................................        8,760         10,760          48,760
                                                      -----------    -----------     -----------
Total assets........................................  $   361,313    $ 1,669,991     $ 4,142,017
                                                      ===========    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..................................  $   282,744    $   861,452     $ 2,051,161
  Accrued expenses..................................       67,305         32,947         289,601
  Notes payable -- stockholders.....................      834,000             --       1,000,000
  Due to affiliates.................................           --             --         266,240
  Deferred revenue..................................      100,000        273,783         511,302
  Deferred revenue -- stockholder...................           --        473,506         374,223
                                                      -----------    -----------     -----------
Total current liabilities...........................    1,284,049      1,641,688       4,492,527
Commitments
Stockholders' equity (deficiency):
  Preferred stock -- $.001 par value; 9,000,000
     shares authorized; no shares issued and
     outstanding....................................           --             --              --
  Common stock -- $.001 par value; 18,000,000 shares
     authorized; 6,240,000, 8,440,062 and 9,676,180
     shares issued and outstanding at December 31,
     1997 and 1998 and September 30, 1999,
     respectively...................................        6,240          8,440           9,676
  Additional paid-in capital........................    1,344,408      4,409,502       8,027,438
  Accumulated deficit...............................   (2,273,384)    (4,389,639)     (8,372,107)
  Deferred compensation.............................           --             --         (15,517)
                                                      -----------    -----------     -----------
Total stockholders' equity (deficiency).............     (922,736)        28,303        (350,510)
                                                      -----------    -----------     -----------
Total liabilities and stockholders' equity
  (deficiency)......................................  $   361,313    $ 1,669,991     $ 4,142,017
                                                      ===========    ===========     ===========

                            See accompanying notes.

                                REAL MEDIA, INC.

                            STATEMENTS OF OPERATIONS

                                                                                NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                   --------------------------------------   -------------------------
                                      1996         1997          1998          1998          1999
                                   ----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)
Revenue..........................  $   92,877   $   553,520   $ 2,103,288   $ 1,419,868   $ 4,819,186
Cost of revenue..................      72,301       335,342       868,072       649,970     1,861,673
                                   ----------   -----------   -----------   -----------   -----------
Gross profit.....................      20,576       218,178     1,235,216       769,898     2,957,513
Operating expenses:
  Sales and marketing............     140,332       972,590     1,719,805       885,115     3,618,388
  Product and technology
     development.................      60,487       427,632       543,132       421,181       640,915
  General and administrative.....     289,866       596,678     1,126,653       740,763     2,692,176
                                   ----------   -----------   -----------   -----------   -----------
Total operating expenses.........     490,685     1,996,900     3,389,590     2,047,059     6,951,479
                                   ----------   -----------   -----------   -----------   -----------
Loss from operations.............    (470,109)   (1,778,722)   (2,154,374)   (1,277,161)   (3,993,966)
Other income (expense):
  Interest income................       1,869        13,538        63,047        46,289        13,790
  Interest expense...............      (7,966)      (31,994)      (24,928)      (24,927)       (2,292)
                                   ----------   -----------   -----------   -----------   -----------
Net loss.........................  $ (476,206)  $(1,797,178)  $(2,116,255)  $(1,255,799)  $(3,982,468)
                                   ==========   ===========   ===========   ===========   ===========
Basic and diluted loss per common
  share..........................  $    (0.35)  $     (0.30)  $     (0.27)  $     (0.16)  $     (0.43)
Number of shares used in
  computing basic and diluted
  loss per share.................   1,356,493     5,968,767     7,849,253     7,658,212     9,227,267

                            See accompanying notes.

                                REAL MEDIA, INC.

           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

                                  COMMON STOCK      ADDITIONAL
                               ------------------    PAID-IN     ACCUMULATED     DEFERRED
                                SHARES     AMOUNT    CAPITAL       DEFICIT     COMPENSATION     TOTAL
                               ---------   ------   ----------   -----------   ------------   ----------
Issuance of common stock
  (including 3,440,000 shares
  to founders)...............  5,690,000   $5,690   $  997,750   $        --     $     --     $1,003,440
Issuance of stock options to
  consultants................         --       --        2,494            --           --          2,494
Net loss.....................         --       --           --      (476,206)          --       (476,206)
                               ---------   ------   ----------   -----------     --------     ----------
Balance at December 31,
  1996.......................  5,690,000    5,690    1,000,244      (476,206)          --        529,728
Issuance of common stock.....    550,000      550      329,450            --           --        330,000
Issuance of stock options to
  consultants................         --       --       14,714            --           --         14,714
Net loss.....................         --       --           --    (1,797,178)          --     (1,797,178)
                               ---------   ------   ----------   -----------     --------     ----------
Balance at December 31,
  1997.......................  6,240,000    6,240    1,344,408    (2,273,384)          --       (922,736)
Issuance of common stock.....  2,195,000    2,195    2,997,805            --           --      3,000,000
Exercise of stock options....      5,062        5        2,906            --           --          2,911
Issuance of stock options to
  consultants................         --       --       64,383            --           --         64,383
Net loss.....................         --       --           --    (2,116,255)          --     (2,116,255)
                               ---------   ------   ----------   -----------     --------     ----------
Balance at December 31,
  1998.......................  8,440,062    8,440    4,409,502    (4,389,639)          --         28,303
Issuance of common stock.....  1,206,118    1,206    3,498,794            --           --      3,500,000
Return of common stock by a
  founder....................    (40,000)     (40)          --            --           --            (40)
Exercise of stock options....     70,000       70       10,030            --           --         10,100
Issuance of stock options to
  consultants................         --       --       87,832            --           --         87,832
Deferred compensation related
  to stock options...........         --       --       21,280            --      (21,280)            --
Amortization of deferred
  compensation...............         --       --           --            --        5,763          5,763
Net loss.....................         --       --           --    (3,982,468)          --     (3,982,468)
                               ---------   ------   ----------   -----------     --------     ----------
Balance at September 30,
  1999.......................  9,676,180   $9,676   $8,027,438   $(8,372,107)    $(15,517)    $ (350,510)
                               =========   ======   ==========   ===========     ========     ==========

                            See accompanying notes.

                                REAL MEDIA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                          NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             --------------------------------------   -------------------------
                                                1996         1997          1998          1998          1999
                                             ----------   -----------   -----------   -----------   -----------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net loss...................................  $ (476,206)  $(1,797,178)  $(2,116,255)  $(1,255,799)  $(3,982,468)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization............       3,816        32,181        49,780        33,455        99,008
  Bad debt expense.........................          --            --       102,302            --       189,150
  Amortization of deferred compensation....          --            --            --            --         5,763
  Amortization of deferred
     revenue -- stockholder................          --            --       (77,405)      (62,406)      (99,283)
  Nonemployee stock compensation expense...       2,494        14,714        64,383        54,092        87,832
  Changes in operating assets and
     liabilities:
     Accounts receivable...................     (18,412)     (169,596)     (798,037)     (455,772)   (2,424,320)
     Due from affiliates...................          --       (24,210)       13,588       (19,292)      (35,681)
     Due from stockholder..................          --            --            --            --      (100,000)
     Prepaid and other current assets......      (5,221)        1,514       (10,715)      (17,209)      (42,335)
     Other assets..........................      (7,500)       (1,260)       (2,000)        8,760       (38,000)
     Accounts payable......................     108,825       173,919       578,708       261,186     1,189,709
     Accrued expenses......................      27,105        40,200       (34,358)        5,521       256,654
     Due to affiliates.....................          --            --            --            --       266,240
     Deferred revenue......................          --       100,000       173,783        94,044       237,519
                                             ----------   -----------   -----------   -----------   -----------
Net cash used in operating activities......    (365,099)   (1,629,716)   (2,056,226)   (1,353,420)   (4,390,212)

INVESTING ACTIVITIES
Purchases of property and equipment........     (44,079)      (79,896)      (73,248)      (49,672)     (384,820)
                                             ----------   -----------   -----------   -----------   -----------
Net cash used in investing activities......     (44,079)      (79,896)      (73,248)      (49,672)     (384,820)

FINANCING ACTIVITIES
Proceeds from issuance of common stock.....   1,003,440       330,000     3,002,911     3,002,911     3,510,100
Proceeds from stockholders' notes..........          --       834,000       225,000       225,000     1,000,000
Repayment of stockholders' notes...........          --            --      (508,089)     (508,089)           --
Return of common stock by a founder........          --            --            --            --           (40)
                                             ----------   -----------   -----------   -----------   -----------
Net cash provided by financing
  activities...............................   1,003,440     1,164,000     2,719,822     2,719,822     4,510,060
                                             ----------   -----------   -----------   -----------   -----------
Increase (decrease) in cash and cash
  equivalents..............................     594,262      (545,612)      590,348     1,316,730      (264,972)
Cash and cash equivalents, beginning of
  period...................................          --       594,262        48,650        48,650       638,998
                                             ----------   -----------   -----------   -----------   -----------
Cash and cash equivalents, end of period...  $  594,262   $    48,650   $   638,998   $ 1,365,380   $   374,026
                                             ==========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Interest paid..............................  $      299   $       237   $    56,000   $    25,000   $        --
                                             ==========   ===========   ===========   ===========   ===========
Noncash investing and financing activity:
  Stockholder's debt converted to deferred
     revenue...............................  $       --   $        --   $   550,911   $   550,911   $        --
                                             ==========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                                REAL MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

                   (Information as of September 30, 1998 and
                    the nine months then ended is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Real Media, Inc. (the "Company") was incorporated in the State of Delaware on May 15, 1995 and commenced sales of its Internet advertising solutions in 1996. The Company provides Internet advertising solutions for its extensive network of branded web sites. As part of its comprehensive Internet advertising solution, the Company also markets and supports its proprietary ad management software, Open AdStream(TM), which provides web sites with the technology infrastructure to manage targeted ad campaigns.

     The Company's customers are primarily located in the United States.

  Interim Financial Statements

     The financial statements for the nine months ended September 30, 1998 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations and cash flows for the nine months ended September 30, 1998 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company generates its revenue from the sale and delivery of advertising impressions through third-party web sites, licensing of its software and providing maintenance and support services with respect to its software.

     Revenue from advertising sales is recorded gross in accordance with Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as the Company is a principal in separate, approximately concurrent, transactions to purchase and sell advertising space and has the risks and rewards of ownership, such as the risk of loss due to performance, delivery or distribution failure, in addition to credit risk. The Company's obligation to pay the seller of the ad space is independent of the purchaser's obligation to pay the Company for the ad space.

     Revenue from advertising is recognized in the period in which the advertising impressions are delivered to the web sites, provided that no significant obligations remain to be performed. The Company becomes obligated to make payments to third-party web sites, which have contracted with the Company in the period the advertising impressions are delivered. Such expenses are classified as cost of revenue in the statements of operations.

                                REAL MEDIA, INC.

     Revenue from software licensing agreements is recognized in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, upon delivery of the software when collection is probable; all license payments are due within one year, the license fee is otherwise fixed and determinable, vendor-specific evidence exists to allocate the total fee to the elements of the arrangement and persuasive evidence of an arrangement exists.

     Revenue from maintenance and support services is recognized ratably over the lives of the maintenance agreements, which typically do not exceed one year. Maintenance revenue received in advance of the related services is recorded as deferred revenue. Expenses from the Company's licensing maintenance and support revenues are primarily payroll costs incurred to deliver, modify and support the software. These expenses are classified as cost of revenues in the statements of operations.

  Advertising Costs

     Advertising costs are expensed as incurred. For the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, advertising expense amounted to approximately $43,000, $614,000 and $1,037,000, respectively, and is included in sales and marketing expenses. There was no advertising expense in 1996.

  Software Development Costs

     Software development costs incurred in the process of developing product improvements or new products are charged to expenses as incurred.

     Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

     Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Therefore, all software development costs have been expensed.

  Cash and Cash Equivalents

     The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents with one financial institution. The Company's sales are primarily to companies located in the United States. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

  Fair Value of Financial Instruments

     The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values.

                                REAL MEDIA, INC.

  Property and Equipment

     Property and equipment are stated at cost and depreciation for financial reporting purposes is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining period of the lease.

  Impairment of Long-Lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of that asset.

  Stock-Based Compensation

     The Company measures compensation expense related to the grant of stock options and stock-based awards to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, under which compensation expense, if any, is generally based on the difference between the exercise price of an option, or the amount paid for the award and the market price or fair value of the underlying common stock at the date of the award. Stock-based compensation arrangements involving nonemployees are accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, under which such arrangements are accounted for based on the fair value of the option or award. As required by SFAS No. 123, the Company discloses pro forma net loss per share information reflecting the effect of applying SFAS No. 123 fair value measurement to employee arrangements.

  Earnings (Loss) Per Share

     The Company calculates earnings per share in accordance with SFAS No. 128, Computation of Earnings Per Share, and SEC Staff Accounting Bulletin No. 98. Accordingly, basic earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive.

  Segment Information

     The Company discloses information regarding segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. The disclosure of segment information was not required as the Company operates in only one business segment.

     As of and for the years ended December 31, 1996, 1997 and 1998 and as of and for the nine months ended September 30, 1999, substantially all of the Company's assets were located in the United States and the Company derived substantially all of its revenue from businesses located in the United States.

                                REAL MEDIA, INC.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1997        1998          1999
                                                   --------    --------    -------------
Computer equipment...............................  $113,147    $170,657      $ 353,729
Purchased software...............................       826       4,201         26,280
Office furniture, fixtures and equipment.........    10,002      22,365         50,357
Leasehold improvements...........................        --          --        151,677
                                                   --------    --------      ---------
                                                    123,975     197,223        582,043
Less accumulated depreciation....................   (35,997)    (85,777)      (184,785)
                                                   --------    --------      ---------
                                                   $ 87,978    $111,446      $ 397,258
                                                   ========    ========      =========

3. LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

                                                                                  NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                     --------------------------------------   -------------------------
                                        1996         1997          1998          1998          1999
                                     ----------   -----------   -----------   -----------   -----------
                                                                              (UNAUDITED)
Numerator:
  Numerator for basic and diluted
    loss per share -- net loss.....  $ (476,206)  $(1,797,178)  $(2,116,255)  $(1,255,799)  $(3,982,468)
                                     ==========   ===========   ===========   ===========   ===========
Denominator:
  Denominator for basic and
    dilutive loss per
    share -- weighted average
    shares.........................   1,356,493     5,968,767     7,849,253     7,658,212     9,227,267
                                     ==========   ===========   ===========   ===========   ===========
Basic and diluted net loss per
  share............................  $    (0.35)  $     (0.30)  $     (0.27)  $     (0.16)  $     (0.43)
                                     ==========   ===========   ===========   ===========   ===========

     The following securities are not included in the diluted loss per share computation as they are antidilutive:

                                                                    NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                 -----------------------------    ----------------------
                                  1996       1997       1998         1998         1999
                                 -------    -------    -------    -----------    -------
                                                                  (UNAUDITED)
Stock options..................  198,000    511,530    650,250      615,500      820,750

4. RELATED PARTY TRANSACTIONS

     In September 1999, the Company issued a $1,000,000 convertible promissory note to a wholly-owned subsidiary of a stockholder. The note will be converted into shares of the Company's common stock upon the completion of the business combination of the Company and Real Media Europe (see Note 9).

     During 1997 and 1998, the Company borrowed $770,000 and $225,000, respectively, from a stockholder. In April 1998, the Company repaid principal and interest of $500,000 in connection with this debt and the remaining balance (aggregating approximately $551,000) was canceled and set up as deferred revenue in accordance with a technology transfer agreement. Prior to their cancellation, the notes bore interest at 8.5%.

                                REAL MEDIA, INC.

     Deferred revenue from this stockholder will be amortized as revenue is earned by the Company pursuant to the technology transfer agreement whereby the stockholder can (i) sell the Company's Open AdStream(TM) software to customers located in Europe and (ii) receive technical support services from the Company. For the year ended December 31, 1998 and the nine months ended September 30, 1999, the Company recognized revenue of approximately $77,000 and $99,000, respectively, in connection with software sales pursuant to this agreement.

     During the year ended December 31, 1997, the Company issued a $64,000 note payable to a founding stockholder which was repaid in April 1998.

     Due from affiliates consists of compensation and advertising campaign expenses incurred by the Company on behalf of certain companies located in Europe that are wholly-owned subsidiaries of a major stockholder of the Company.

     Due from stockholder consists of revenue from the sale of software to a wholly-owned subsidiary of a major stockholder.

     Due to affiliates consists of advertising campaign expenses and sales representation services provided by two of the Company's major stockholders, respectively.

5. INCOME TAXES

     The Company accounts for income taxes using the liability method required by SFAS No. 109, Accounting for Income Taxes.

     Significant components of the Company's deferred tax assets and liabilities consist of the following:

                                                 DECEMBER 31,
                                          --------------------------      SEPTEMBER 30,
                                             1997           1998              1999
                                          -----------    -----------    -----------------
Deferred tax assets:
  Net operating loss carryforward.......  $   902,836    $ 1,610,371       $ 3,742,645
  Compensation charge from issuance of
     stock options......................        7,700         36,511            37,983
  Cash to accrual.......................      106,434        332,271            65,392
Deferred tax liabilities:
  Depreciation..........................       (7,767)       (21,007)          (46,135)
                                          -----------    -----------       -----------
  Net deferred tax assets...............    1,009,203      1,958,146         3,799,885
  Valuation allowance...................   (1,009,203)    (1,958,146)       (3,799,885)
                                          -----------    -----------       -----------
Total deferred tax assets...............  $        --    $        --       $        --
                                          ===========    ===========       ===========

     The net deferred tax assets have been fully offset by a valuation allowance due to the uncertainty of the realization of these assets.

     At December 31, 1998 and September 30, 1999, the Company has net operating loss carryforwards of approximately $3,599,000 and $8,363,000, respectively, for Federal, state and local income tax purposes expiring from 2011 through 2019.

                                REAL MEDIA, INC.

  Rate Reconciliation

                                                         YEAR ENDED DECEMBER 31,    NINE MONTHS ENDED
                                                         -----------------------      SEPTEMBER 30,
                                                         1996     1997     1998           1999
                                                         -----    -----    -----    -----------------
Statutory rate.........................................   (34)%    (34)%    (34)%          (34)%
Losses for which no benefit is provided................    34%      34%      34%            34%
                                                          ---      ---      ---            ---
Tax provision..........................................    --%      --%      --%            --%
                                                          ===      ===      ===            ===

6. STOCKHOLDERS' EQUITY (DEFICIENCY)

  Common Stock

     In August 1999, the Company completed its fifth private placement offering of shares of its common to an existing stockholder. The Company issued 95,007 shares of its common stock, at $5.26 per share, for proceeds of $500,000.

     In March 1999, the Company completed its fourth private placement offering of shares of its common stock to two existing stockholders. The Company issued 1,111,111 shares of its common stock, at $2.70 per share, for proceeds of $3,000,000.

     In April 1998, the Company completed its third private placement offering of shares of its common stock to a new investor. The Company issued 2,195,000 shares of its common stock, at $1.37 per share, for proceeds of $3,000,000.

     During 1998, the Company increased its authorized number of shares of common stock from 9,000,000 shares to 18,000,000 shares.

     In June 1997, the Company completed its second private placement offering of shares of its common stock to an existing stockholder. The Company issued 550,000 shares of its common stock, at $0.60 per share, for proceeds of $330,000.

     In December 1996, the Company completed its first private placement offering of shares of its common stock. The Company issued 2,250,000 shares of its common stock, at $0.44 per share, for proceeds of approximately $1,000,000.

  Stock Options

     As of September 30, 1999, the Company has authorized the grant of options to employees, officers and consultants for up to 1,000,000 shares of the Company's common stock.

     In 1999, the Company established the 1999 Employee Stock Option Plan (the "Plan") and has authorized the grant of options to directors, key employees, independent contractors, agents and consultants for up to 263,188 shares of the Company's common stock as of September 30, 1999. For the nine months ended September 30, 1999, 174,000 options were granted under the Plan.

     During the nine months ended September 30, 1999, options to purchase 16,000 shares of the Company's common stock were granted to employees at exercise prices below the estimated fair value of the Company's common stock on the date of the grant. In accordance with APB Opinion No. 25, the Company recorded deferred compensation of approximately $21,000, which is being amortized over the vesting period of the options.

     Pro forma information regarding net loss, as required by SFAS No. 123, has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

                                REAL MEDIA, INC.

The fair value of the options was estimated at the date of grant using a Minimum Value option pricing model with the following assumptions:

                                   YEAR ENDED DECEMBER 31,             NINE MONTHS ENDED
                          -----------------------------------------      SEPTEMBER 30,
ASSUMPTIONS                  1996           1997           1998              1999
-----------               -----------    -----------    -----------    -----------------
Average risk-free
  interest rate.........  6.60%-6.70%    6.04%-6.98%    4.80%-5.92%     4.98%-6.41%
Dividend yield..........     0.0%           0.0%           0.0%             0.0%
Average life............   10 years       10 years       10 years         10 years

     Option pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The Company's pro forma information is as follows:

                                      YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED
                              ---------------------------------------      SEPTEMBER 30,
                                1996          1997           1998              1999
                              ---------    -----------    -----------    -----------------
Pro forma net loss..........  $(476,206)   $(1,821,454)   $(2,159,232)      $(4,002,636)
Pro forma basic and diluted
  loss per share............      (0.35)         (0.31)         (0.28)            (0.43)

     The weighted average fair value of options granted during the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 was $0.00, $0.20, $0.32 and $0.37, respectively.

     The Company recorded compensation expense for nonemployee granted options for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 of $2,494, $14,714, $64,383 and $87,832, respectively.

                                REAL MEDIA, INC.

     The following transactions occurred with respect to stock options for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999:

                                                                      WEIGHTED
                                                      NUMBER OF       AVERAGE
                                                       OPTIONS     EXERCISE PRICE
                                                      ---------    --------------
  Granted...........................................   198,000         $0.05
  Exercised.........................................        --            --
  Canceled..........................................        --            --
                                                      --------
Options outstanding at December 31, 1996............   198,000          0.05
  Granted...........................................   340,530          0.58
  Exercised.........................................        --            --
  Canceled..........................................   (27,000)         0.50
                                                      --------
Options outstanding at December 31, 1997............   511,530          0.38
  Granted...........................................   263,470          0.98
  Exercised.........................................    (5,062)         0.58
  Canceled..........................................  (119,688)         0.56
                                                      --------
Options outstanding at December 31, 1998............   650,250          0.59
  Granted...........................................   335,500          3.22
  Exercised.........................................   (70,000)         0.14
  Canceled..........................................   (95,000)         1.09
                                                      --------
Options outstanding at September 30, 1999...........   820,750          1.63
                                                      ========

     The following table summarizes information concerning outstanding options at September 30, 1999:

           OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
-----------------------------------------   --------------------------
              WEIGHTED       WEIGHTED                         WEIGHTED
              AVERAGE        AVERAGE        NUMBER OF STOCK   AVERAGE
  NUMBER      EXERCISE      REMAINING           OPTIONS       EXERCISE
OUTSTANDING    PRICE     CONTRACTUAL LIFE     EXERCISABLE      PRICE
-----------   --------   ----------------   ---------------   --------
  113,000      $0.05        7.0 years           112,690        $0.05
   77,000       0.50        7.4 years            66,311         0.50
  244,500       0.60        8.1 years           237,641         0.60
  164,750       1.37        9.1 years            87,257         1.37
   42,500       2.70        9.6 years             8,766         2.70
  147,500       4.37        9.8 years            52,164         4.37
   31,500       5.26        9.9 years             1,251         5.26
----------                                  ------------
  820,750       1.63                            566,080         0.99
----------                                  ------------
----------                                  ------------

     The options outstanding primarily vest in annual installments ranging from one to three years commencing on the date of grant and expire the earlier of ten years after the date of grant or 90 days following termination of employment with the Company.

                                REAL MEDIA, INC.

7. COMMITMENTS

  Operating Lease Commitments

     The Company leases office space and equipment under various noncancellable operating leases expiring through 2002. Minimum rental commitments under such operating leases are as follows:

Three months ending December 31, 1999.......................  $ 64,000
Year ending December 31:
  2000......................................................   210,000
  2001......................................................   119,000
  2002......................................................    11,000
                                                              --------
                                                              $404,000
                                                              ========

     Rent expense for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 was approximately $14,000, $61,000, $75,000 and $149,000, respectively.

8. BENEFIT PLAN

     The Company has a defined contribution plan covering all eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code. The Company's 401(k) plan provides that eligible employees may make contributions of 1% to 15% of eligible compensation.

     The Company may make discretionary matching contributions. Since the 401(k) plan's inception in January 1998, no such discretionary contributions have been made.

9. SUBSEQUENT EVENTS

     From October 1999 through January 2000, the Company issued convertible promissory notes aggregating $7,400,000 to a wholly-owned subsidiary of a stockholder. These notes will be converted into the Company's common stock upon completion of the business combination of the shares of Company and Real Media Europe.

     On February 8, 2000, the Company entered into an agreement (the "Agreement"), subject to customary closing requirements including the execution of ancillary agreements, to acquire all of the outstanding shares of Real Media Europe Holding S.A., a wholly-owned subsidiary of a stockholder of the Company. In connection with the Agreement, the Company will receive $1,600,000 from this stockholder. Additionally, notes payable aggregating $8,400,000 to this stockholder will be converted into shares of the Company's common stock. Under the Agreement, the Company will issue 16,126,525 shares of its common stock and 450,000 shares of its Series A Convertible Preferred Stock. Immediately following this transaction, this stockholder will own approximately 74% of the outstanding common stock of the Company (including common stock to be sold by this stockholder to certain employees of Real Media Europe Holding S.A. immediately following this transaction).

     Real Media Europe Holding S.A. is a holding company for operations throughout Europe and provides Internet advertising solutions and software sales and support under exclusive licensing agreement with the Company. The acquisition will be accounted for by the purchase method of accounting and, accordingly, the purchase price will be allocated based on the estimated fair values as of the date of acquisition pending final determination of certain tangible and intangible assets.

     On December 15, 1999, the Company hired a key employee and granted this employee options to purchase 630,176 shares of the Company's common stock.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of Real Media Europe

     We have audited the accompanying combined balance sheets of Real Media Europe (the "Company") as of December 31, 1997 and 1998 and September 30, 1999 and the related combined statements of operations, changes in shareholder's equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Real Media Europe as of December 31, 1997 and 1998 and September 30, 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999 in conformity with accounting principles generally accepted in the United States.

Zurich, Switzerland
January 5, 2000, except for Note 11, as
  to which the date is February 8, 2000.

                               REAL MEDIA EUROPE

                            COMBINED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------    SEPTEMBER 30,
                                                         1997           1998            1999
                                                      -----------    -----------    -------------
ASSETS
Current assets:
  Cash and cash equivalents.........................  $   102,599    $   190,945     $   730,885
  Marketable securities.............................           --        236,741              --
  Accounts receivable, less allowance of $9,000,
     $69,000, and $159,000 at December 31, 1997 and
     1998 and September 30, 1999, respectively......      369,863      1,466,753       3,360,042
  Due from affiliates...............................      400,238        776,636         534,690
  Prepaid and other current assets..................       30,341        374,682         451,344
                                                      -----------    -----------     -----------
Total current assets................................      903,041      3,045,757       5,076,961
Property and equipment, net.........................      183,652        353,307         561,448
Other...............................................           --         30,376          41,799
                                                      -----------    -----------     -----------
Total assets........................................  $ 1,086,693    $ 3,429,440     $ 5,680,208
                                                      ===========    ===========     ===========
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..................................  $   327,688    $   997,836     $ 1,557,841
  Accrued expenses..................................      182,346      1,017,247       1,847,750
  Due to affiliates.................................      120,191        516,266         672,577
  Current portion of capital lease obligations......        7,071         11,063           6,779
  Deferred revenue..................................       83,505        378,835         785,646
                                                      -----------    -----------     -----------
Total current liabilities...........................      720,801      2,921,247       4,870,593
Note payable to affiliate...........................    1,706,321      3,780,479       6,317,385
Long-term portion of capital lease obligations......       40,141         56,765          52,589
Other liabilities...................................        8,603         19,629          65,323
Commitments
Shareholder's equity (deficiency):
  Common stock......................................      541,254        710,677         710,677
  Accumulated deficit...............................   (2,020,252)    (4,040,024)     (6,501,107)
  Accumulated comprehensive income (loss)...........       89,825        (19,333)        164,748
                                                      -----------    -----------     -----------
Total shareholder's equity (deficiency).............   (1,389,173)    (3,348,680)     (5,625,682)
                                                      -----------    -----------     -----------
Total liabilities and shareholder's equity
  (deficiency)......................................  $ 1,086,693    $ 3,429,440     $ 5,680,208
                                                      ===========    ===========     ===========

                            See accompanying notes.

                               REAL MEDIA EUROPE

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                     NINE MONTHS
                                                 YEAR ENDED DECEMBER 31,                ENDED
                                         ---------------------------------------    SEPTEMBER 30,
                                           1996          1997           1998            1999
                                         ---------    -----------    -----------    -------------
Revenue................................  $ 289,272    $   924,986    $ 5,436,631     $ 9,254,485
Cost of revenue........................    335,186        751,400      3,684,242       6,841,741
                                         ---------    -----------    -----------     -----------
Gross profit (loss)....................    (45,914)       173,586      1,752,389       2,412,744
Operating expenses:
  Sales and marketing..................    294,261        729,698      1,999,665       2,645,931
  Product and technology development...         --         73,000        312,000         405,000
  General and administrative...........    360,193        612,565      1,405,223       1,696,769
                                         ---------    -----------    -----------     -----------
Total operating expenses...............    654,454      1,415,263      3,716,888       4,747,700
                                         ---------    -----------    -----------     -----------
Loss from operations...................   (700,368)    (1,241,677)    (1,964,499)     (2,334,956)
Other income (expense):
  Interest income......................         --             78         16,621           8,209
  Interest expense.....................     (5,105)       (14,891)       (71,894)       (134,336)
                                         ---------    -----------    -----------     -----------
Net loss...............................  $(705,473)   $(1,256,490)   $(2,019,772)    $(2,461,083)
                                         =========    ===========    ===========     ===========

                            See accompanying notes.

                               REAL MEDIA EUROPE

                        COMBINED STATEMENT OF CHANGES IN
                       SHAREHOLDER'S EQUITY (DEFICIENCY)

                                                                      ACCUMULATED
                                                                         OTHER
                                           COMMON     ACCUMULATED    COMPREHENSIVE
                                           STOCK        DEFICIT      INCOME (LOSS)       TOTAL
                                          --------    -----------    -------------    -----------
Balance at January 1, 1996..............  $      3    $   (58,289)     $      --      $   (58,286)
                                                                                      -----------
Net loss................................        --       (705,473)            --         (705,473)
Other comprehensive income -- foreign
  currency translation..................        --             --         52,939           52,939
                                                                                      -----------
Comprehensive loss......................        --             --             --         (652,534)
                                          --------    -----------      ---------      -----------
Balance at December 31, 1996............         3       (763,762)        52,939         (710,820)
                                                                                      -----------
Net loss................................        --     (1,256,490)            --       (1,256,490)
Other comprehensive income -- foreign
  currency translation..................        --             --         36,886           36,886
                                                                                      -----------
Comprehensive loss......................        --             --             --       (1,219,604)
Capital contribution....................   541,251             --             --          541,251
                                          --------    -----------      ---------      -----------
Balance at December 31, 1997............   541,254     (2,020,252)        89,825       (1,389,173)
                                                                                      -----------
Net loss................................        --     (2,019,772)            --       (2,019,772)
Other comprehensive loss -- foreign
  currency translation..................        --             --       (109,158)        (109,158)
                                                                                      -----------
Comprehensive loss......................        --             --             --       (2,128,930)
Capital contribution....................   169,423             --             --          169,423
                                          --------    -----------      ---------      -----------
Balance at December 31, 1998............   710,677     (4,040,024)       (19,333)      (3,348,680)
                                                                                      -----------
Net loss................................        --     (2,461,083)            --       (2,461,083)
Other comprehensive income -- foreign
  currency translation..................        --             --        184,081          184,081
                                                                                      -----------
Comprehensive loss......................        --             --             --       (2,277,002)
                                          --------    -----------      ---------      -----------
Balance at September 30, 1999...........  $710,677    $(6,501,107)     $ 164,748      $(5,625,682)
                                          ========    ===========      =========      ===========

                            See accompanying notes.

                               REAL MEDIA EUROPE

                       COMBINED STATEMENTS OF CASH FLOWS

                                              YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED
                                      ---------------------------------------      SEPTEMBER 30,
                                        1996          1997           1998              1999
                                      ---------    -----------    -----------    -----------------
OPERATING ACTIVITIES
Net loss............................  $(705,473)   $(1,256,490)   $(2,019,772)      $(2,461,083)
Adjustments to reconcile net loss to
  net cash used in operating
  activities
  Depreciation and amortization.....     27,558         68,736        157,552           186,588
  Bad debt expense..................      1,184          7,594         81,287            95,741
  Amortization of prepaid license
     fees...........................         --             --         77,405            99,283
  Changes in operating assets and
     liabilities:
     Accounts receivable............    (89,611)      (292,942)    (1,115,062)       (2,100,126)
     Due from affiliates............    (12,378)      (402,132)      (358,378)          129,477
     Prepaid and other current
       assets.......................         --        (29,312)      (336,377)         (146,857)
     Other assets...................         --        202,543       (255,499)          204,754
     Accounts payable and accrued
       expenses.....................    163,174        107,609      1,457,840         1,647,843
     Due to affiliates..............         --        116,000        318,912           197,139
     Other liabilities..............         --          7,635         10,044            47,721
     Deferred revenue...............         --         83,511        283,764           433,488
                                      ---------    -----------    -----------       -----------

Net cash used in operating
  activities........................   (615,546)    (1,387,248)    (1,698,284)       (1,666,032)
INVESTING ACTIVITIES
Purchases of property plant and
  equipment.........................    (78,157)      (155,553)      (283,024)         (414,443)
                                      ---------    -----------    -----------       -----------

Cash used in investing activities...    (78,157)      (155,553)      (283,024)         (414,443)
FINANCING ACTIVITIES
Capital contribution................                   530,661        169,700                --
Proceeds from borrowing from
  affiliate.........................    693,703      1,123,294      1,907,542         2,640,057
Principal payments on capital
  lease.............................         --         (6,861)       (13,362)           (7,747)
                                      ---------    -----------    -----------       -----------

Net cash provided by financing
  activities........................    693,703      1,647,094      2,063,880         2,632,310
Increase in cash and cash
  equivalents.......................         --        104,293         82,572           551,835
Effect of exchange rate changes on
  cash..............................         --         (1,694)         5,774           (11,895)
Cash and cash equivalents, beginning
  of period.........................         --             --        102,599           190,945
                                      ---------    -----------    -----------       -----------
Cash and cash equivalents, end of
  period............................  $      --    $   102,599    $   190,945       $   730,885
                                      =========    ===========    ===========       ===========

                            See accompanying notes.

                               REAL MEDIA EUROPE

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Real Media Europe (the "Company") includes Real Media companies, wholly-owned by PubliGroupe S.A., located in Germany, France, Switzerland and the United Kingdom. Operations commenced as follows:

Switzerland.................................................  February 1996
United Kingdom..............................................  October  1997
Germany.....................................................  October  1997
France......................................................  January  1998

     The Company provides Internet advertising solutions for its extensive network of branded web sites. As part of its comprehensive Internet advertising solution, the Company also markets and supports an affiliated company's proprietary ad management software, Open AdStream(TM), which provides web sites with the technology infrastructure to manage targeted ad campaigns.

     The Company's customers are primarily located throughout Europe.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Combination

     The combined financial statements reflect the accounts of Real Media Europe. Intercompany transactions and balances have been eliminated.

  Revenue Recognition

     The Company generates its revenue from the delivery of advertising impressions through third-party web sites, licensing of its software and providing maintenance services.

     Revenue from advertising sales is recorded gross in accordance with Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as the Company is a principal in separate, approximately concurrent, transactions to purchase and sell advertising space and has the risks and rewards of ownership, such as the risk of loss due to performance, delivery or distribution failure, in addition to credit risk. The Company's obligation to pay the seller of the ad space is independent of the purchaser's obligation to pay the Company for the ad space.

     Revenue from advertising is recognized in the period in which the advertising impressions are delivered to the web sites, provided that no significant obligations remain to be performed. The Company becomes obligated to make payments to third-party web sites, which have contracted with the Company, in the period the advertising impressions are delivered. Such expenses are classified as cost of revenue in the statements of operations.

     Revenue from software licensing agreements is recognized in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, upon delivery of the software when collection is probable; all license payments are due within one year, the license fee is otherwise fixed and determinable, vendor-specific evidence exists to allocate the total fee to the elements of the arrangement and persuasive evidence of an arrangement exists.

     Revenue from maintenance and support services is recognized ratably over the lives of the maintenance agreements, which typically do not exceed one year. Maintenance revenue received in

                               REAL MEDIA EUROPE

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

advance of the related services is recorded as deferred revenue. Expenses from the Company's licensing maintenance and support revenues are primarily payroll costs to deliver, modify and support the software. These expenses are classified as cost of revenues in the statements of operations and were not material.

  Advertising Costs

     Advertising costs are expensed as incurred. For the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, advertising expense amounted to approximately $1,000, $24,000, $145,000 and $216,000, respectively, and is included in sales and marketing expenses.

  Cash and Cash Equivalents

     The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. At September 30, 1999, December 31, 1998 and December 31, 1997, the fair value of these instruments approximate their financial statement carrying amount because of the short term maturity of these instruments.

     The notes payable to affiliates bear interest at market rates, and therefore their carrying values approximate their fair values.

     The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

  Property and Equipment

     Property and equipment are stated at cost and depreciation for financial reporting purposes is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

  Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  Income Taxes

     Deferred income taxes are provided for temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes.

  Segment Information

     The Company discloses information regarding segments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements and requires reporting selected information about operating

                               REAL MEDIA EUROPE

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

segments in interim financial reports. The disclosure of segment information was not required as the Company operates in only one business segment. Geographical segment information is disclosed in Note 9.

  Translation of Foreign Currencies

     Balance sheets of the individual subsidiaries of the Company are translated into United States dollars at the year end exchange rates. Statements of operations are translated at the average exchange rate for the year. The difference resulting from the use of these two rates is recorded as a separate component of shareholder's equity.

  Comprehensive Income

     SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. The Company has determined that their only items of comprehensive income relate to its cumulative foreign currency translation adjustment.

2. MARKETABLE SECURITIES

     During 1998, the Company purchased marketable securities and classified them as available for sale securities in accordance with the SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. These marketable securities were valued at cost at December 31, 1998 which approximated market value. In 1999, the Company sold these marketable securities and realized a $5,000 gain.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1997        1998          1999
                                                   --------    --------    -------------
Computer equipment...............................  $140,082    $298,454      $540,003
Motor vehicles...................................    55,543     119,389       116,007
Office furniture, fixtures and equipment.........    83,861     199,413       333,010
                                                   --------    --------      --------
                                                    279,486     617,256       989,020
Less accumulated depreciation....................   (95,834)   (263,949)     (427,572)
                                                   --------    --------      --------
                                                   $183,652    $353,307      $561,448
                                                   ========    ========      ========

                               REAL MEDIA EUROPE

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

4. COMMON STOCK

     Common stock consists of the following:

                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1997        1998          1999
                                                   --------    --------    -------------
Real Media (UK) Ltd.: L1 par value; 100,000
  shares authorized, issued and outstanding......  $170,078    $170,078      $170,078
Real Media S.A.: CHF1,000 par value; 500 shares
  authorized, issued and outstanding.............   343,300     343,300       343,300
Real Media SARL: FRF100 par value; 10,000
  participation rights authorized, issued and
  outstanding....................................        --     169,423       169,423
Real Media Deutschland GmbH: Capital contribution
  DM50,000.......................................    27,876      27,876        27,876
                                                   --------    --------      --------
                                                   $541,254    $710,677      $710,677
                                                   ========    ========      ========

5. RELATED PARTY TRANSACTIONS

     The Company pays license fees to Real Media, Inc. based on a licensing agreement for its proprietary product Open AdStream(TM). An affiliated company made a prepayment to Real Media, Inc. in the amount of $551,000 during 1998. At December 31, 1998 and September 30, 1999, the balance of this prepayment was $474,000 and $374,000, respectively, and is included in due from affiliates. The amount due to the affiliated company is included in due to affiliates as of December 31, 1998 and September 30, 1999, respectively.

     The Company's subsidiaries have various loan facilities with PubliGroupe S.A. Interest accrues on these loans at rates ranging between 4.0% and 6.75% per annum. No amounts relating to these loan facilities have been repaid. The outstanding balances plus interest are disclosed as notes payable to affiliate (see note 11).

     The Company surrendered $490,000 of trading losses for the year ended December 31, 1998 to Powers International Ltd., an affiliate of PubliGroupe S.A., as allowed for group relief purposes under section 412 of the Income and Corporation Taxes Act of 1988 in Great Britain.

     Due to affiliates consists of employee expenses, advertising campaign expenses and prepaid licensing fees paid by affiliated companies on behalf of the Company.

     Due from affiliates consists of prepaid licensing fees and various expenses and software services provided by the Company on behalf of affiliated companies.

6. INCOME TAXES

     The Company accounts for income taxes using the liability method required by SFAS No. 109, Accounting for Income Taxes.

     At December 31, 1998 and September 30, 1999, the Company has net operating loss carryforwards of approximately $656,000 and $1,934,000, respectively, for Federal, state and local income tax purposes. Of these net operating loss carryforwards, at December 31, 1998 and September 30, 1999, $562,000 and $1,536,000, respectively, do not expire. The remaining net operating loss carryforwards expire in 2005 and 2006.

     The tax loss carryforwards described above, will give rise to future tax deductions and should be accounted for as deferred tax assets. Such deferred tax assets have been fully offset by a valuation allowance, due to uncertainty of the realization of these assets.

                               REAL MEDIA EUROPE

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

     There were no other material temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income taxes.

     The effective income tax rate differs from the statutory rate as follows:

                                                         YEAR ENDED          NINE MONTHS
                                                        DECEMBER 31,            ENDED
                                                    --------------------    SEPTEMBER 30,
                                                    1996    1997    1998        1999
                                                    ----    ----    ----    -------------
Statutory rate....................................  (36)%   (37)%   (37)%        (35)%
Loss for which no tax benefit was provided........   36      37      37           35
                                                    ---     ---     ---          ---
Effective tax rate................................    0%      0%      0%           0%
                                                    ===     ===     ===          ===

7. COMMITMENTS

  Operating Lease Commitments

     The Company leases office space and equipment under various noncancellable operating leases. Minimum rental commitments under such operating leases are as follows:

Three months ending December 31, 1999.......................  $ 68,000
Year ending December 31:
  2000......................................................   249,000
  2001......................................................   197,000
  2002......................................................   140,000
  2003......................................................    86,000
  2004......................................................    35,000
                                                              --------
                                                              $775,000
                                                              ========

     Rent expense for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 was approximately $19,000, $42,000, $193,000 and $252,000, respectively.

  Capital Lease Commitments

     The Company leases vehicles which meet the criteria for capitalization in accordance with SFAS No. 13, Accounting for Leases. These leased assets are recorded as vehicles in property and equipment and had gross costs of $88,813, $89,553 and $55,542 at September 30, 1999, December 31, 1998, and December 31, 1997, respectively. These leased assets are being amortized over a four year life. Accumulated amortization at September 30, 1999, December 31, 1998, and December 31, 1997 was $43,463, $27,034 and $4,628, respectively. Amortization expense on these assets is included with depreciation expense in the combined financial statements.

     Future leasing commitments under capital leases at September 30, 1999 are as follows:

1999........................................................  $ 4,741
2000........................................................   41,714
2001........................................................   25,869
                                                              -------
Subtotal....................................................   72,324
Less: imputed interest......................................   12,956
                                                              -------
Capital lease obligation....................................  $59,368
                                                              =======

8. BENEFIT PLAN

     The Company participates in pension plans covering substantially all salaried employees of the Company. Benefits are generally based on years of service and average salary, as defined under the plans.

                               REAL MEDIA EUROPE

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

     The pension expense allocated to the Company for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999 was $0, $6,000, $58,000 and $86,000, respectively.

     Separate participant data for the Company is not available.

9. GEOGRAPHICAL SEGMENTS

     The Company's operations are located in France, Germany, Switzerland and the United Kingdom.

                                             YEAR ENDED DECEMBER 31,             NINE MONTHS ENDED
                                     ----------------------------------------      SEPTEMBER 30,
                                        1996          1997           1998              1999
                                     ----------    -----------    -----------    -----------------
REVENUE
France.............................  $       --    $        --    $   569,938       $ 1,429,728
Germany............................          --        130,749      1,700,655         2,981,843
Switzerland........................     289,272        791,840      2,913,958         3,642,755
United Kingdom.....................          --          2,397        252,080         1,200,159
                                     ----------    -----------    -----------       -----------
REVENUE............................  $  289,272    $   924,986    $ 5,436,631       $ 9,254,485
                                     ==========    ===========    ===========       ===========
OPERATING RESULTS
France.............................  $       --    $        --    $  (473,133)      $  (414,230)
Germany............................          --        (22,250)      (113,496)          (78,175)
Switzerland........................    (700,368)      (978,200)      (343,410)         (918,687)
United Kingdom.....................          --       (241,227)    (1,034,460)         (923,864)
                                     ----------    -----------    -----------       -----------
LOSS FROM OPERATIONS...............  $ (700,368)   $(1,241,677)   $(1,964,499)      $(2,334,956)
                                     ==========    ===========    ===========       ===========

                                                          DECEMBER 31,
                                                   --------------------------      SEPTEMBER 30,
                                                      1997           1998              1999
                                                   -----------    -----------    -----------------
LONG-LIVED ASSETS
France.............................                $        --    $    47,034       $   181,211
Germany............................                     20,803         69,607            85,130
Switzerland........................                     98,648         91,692           162,843
United Kingdom.....................                     64,201        175,350           174,063
                                                   -----------    -----------       -----------
LONG-LIVED ASSETS..................                $   183,652    $   383,683       $   603,247
                                                   ===========    ===========       ===========

10. CONCENTRATION OF CREDIT RISK

     Revenues generated from one web site accounted for 19% and 20% of total revenue for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively.

11. SUBSEQUENT EVENTS

     PubliGroupe S.A. entered into an agreement, subject to customary closing requirements, including the execution of ancillary agreements, with Real Media, Inc., a United States affiliated company, to sell all of the capital stock of the Company to Real Media, Inc. in exchange for shares of capital stock of Real Media, Inc. In connection with the underlying stock purchase agreement, notes payable and certain other amounts due PubliGroupe S.A. were contributed to capital.

12. YEAR 2000 (UNAUDITED)

     Like other companies, financial and business organizations and individuals around the world, the Company could be adversely affected if the computer systems it uses and those used by the Company's

                               REAL MEDIA EUROPE

                  Years ended December 31, 1996, 1997 and 1998
                  and the nine months ended September 30, 1999

major service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Issue."

     The Company has assessed its computer systems and software sales products for Year 2000 compliance. The Company has taken steps that it believes are reasonably designed to address the Year 2000 Issue and is in the process of obtaining satisfactory assurances that comparable steps are being taken by its major service providers.

     At this time, however, there can be no assurances that these steps will be sufficient to address all Year 2000 Issues. The inability of the Company or its third party providers to complete all necessary procedures to address the Year 2000 Issue in a timely manner could have a material adverse effect on the Company's operations. Management will continue to monitor the status of, and its exposure to, this issue. For the year ended December 31, 1998 and for the nine monthly ended September 30, 1999 the Company incurred no significant Year 2000 related expenses and it does not expect to incur significant Year 2000 related expenses in the future.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Real Media, Inc.

     We have audited the financial statements of Real Media, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 and September 30, 1999, and for the nine months then ended, and have issued our report thereon dated November 17, 1999, except for Note 9, as to which the date is February 8, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York
November 17, 1999

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                REAL MEDIA, INC.

                COL. A                     COL. B               COL. C               COL. D          COL. E
--------------------------------------  ------------   ------------------------   -------------    ----------
                                                              ADDITIONS
                                                       ------------------------
                                                       CHARGED TO   CHARGED TO
                                         BALANCE AT      COSTS         OTHER                       BALANCE AT
                                        BEGINNING OF      AND       ACCOUNTS --   DEDUCTIONS --      END OF
             DESCRIPTION                   PERIOD       EXPENSES     DESCRIBE       DESCRIBE         PERIOD
             -----------                ------------   ----------   -----------   -------------    ----------
Nine Months Ended September 30, 1999:
  Reserves and allowances deducted
     from asset accounts:
     Allowance for uncollectible
       accounts.......................    $40,000       $189,150           --        $   150(1)     $229,000
Year Ended December 31, 1998:
  Reserves and allowances deducted
     from asset accounts:
     Allowance for uncollectible
       accounts.......................    $    --       $102,302           --        $62,302(1)     $ 40,000
Year Ended December 31, 1997:
  Reserves and allowances deducted
     from asset accounts:
     Allowance for uncollectible
       accounts.......................    $    --       $     --           --        $    --        $     --
Year Ended December 31, 1996:
  Reserves and allowances deducted
     from asset accounts:
     Allowance for uncollectible
       accounts.......................    $    --       $     --           --        $    --        $     --

---------------
(1) Uncollectible accounts written off, net of recoveries.

                                 realmedia logo

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................  $ 19,800
NASD Filing Fee.............................................     8,000
Nasdaq National Market Fee..................................     *
SWX Swiss New Market Exchange Fees..........................     *
Blue Sky Fees and Expenses..................................     7,500
Legal Fees and Expenses.....................................     *
Accounting Fees and Expenses................................     *
Director and Officer Liability Insurance....................     *
Registrar and Transfer Agent Fees...........................    10,000
Printing and Engraving Expenses.............................   200,000
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

---------------
* To be completed by amendment.

     Each amount set forth above, except the SEC registration fee, the NASD filing fee, Nasdaq National Market and Swiss New Market filing fee, is estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the General Corporation Law of the State of Delaware, Real Media has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. Real Media's bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     Real Media's certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Real Media and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Real Media, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Prior to the effective date of this Registration Statement, Real Media will have entered into agreements with its directors and certain of its executive officers that require Real Media to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Real Media or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of

Real Media and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     Real Media intends to obtain in conjunction with the effectiveness of this Registration Statement a policy of directors' and officers' liability insurance that insures Real Media's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of the underwriters, their officers and directors by Real Media for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 13, 1997, Real Media sold a promissory note to PubliGroupe USA Holding, Inc. (f/k/a Publicitas USA Holding, Inc.) ("PubliGroupe USA"), a subsidiary of PubliGroupe S.A. ("PubliGroupe"), for $100,000 in cash, which was repaid in June 1997.

     In June 1997, PubliGroupe purchased 550,000 shares of Common Stock for $330,000 in cash and loaned Real Media $770,000, which was evidenced by a promissory note dated June 19, 1997. In December 1997, Real Media issued a $64,000 note payable to a founding stockholder, which was repaid in April 1998. In January and February 1998, Real Media issued notes payable to PubliGroupe in the aggregate principal amount of $225,000. In April 1998, we repaid principal and interest of $500,000 in connection with the debt and the remaining balance (aggregating approximately $551,000) was canceled and set up as deferred revenue in accordance with the Amended and Restated Technology Transfer Agreement, dated April 8, 1998, between Real Media and PubliGroupe.

     On April 8, 1998, Real Media sold 2,195,000 shares of Common Stock to Advance Internet Inc. ("Advance Internet") for $3 million in cash.

     In 1998, Real Media sold 5,062 shares of Common Stock to employees and consultants for an aggregate consideration of $6,934.94 pursuant to the exercise of options granted by Real Media. In 1999, Real Media sold 229,970 shares of Common Stock to employees and consultants for an aggregate consideration of $88,357 pursuant to the exercise of options granted by Real Media.

     On March 29, 1999, Real Media sold an aggregate of 1,111,111 shares of Common Stock to PubliGroupe USA and Advance Internet for $3 million in cash.

     On August 16, 1999, Real Media sold 95,007 shares of Common Stock to Advance Internet for $500,000 in cash.

     Pursuant to a Stock Purchase Agreement among Real Media, PubliGroupe and Real Media Europe Holding, S.A. dated as of February 7, 2000, Real Media agreed to issue 16,126,525 shares of Common Stock and 450,000 shares of Series A Convertible Preferred Stock to PubliGroupe in exchange for all of the outstanding capital stock of Real Media Europe Holding, S.A. Real Media sold convertible promissory notes to PubliGroupe dated October 11 and 25, November 9 and December 9, 1999, and January 7, 2000 in the aggregate principal amount of $8.4 million. These notes are convertible into 1,140,684 shares of Common Stock of Real Media, which are included in the 16,126,525 shares of Common Stock to be received by PubliGroupe in the business combination upon the consummation of the business combination, at which time the notes will be canceled.

     The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 promulgated thereunder. No underwriters were employed in any of the above transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

          The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   1.1*  Underwriting Agreement among Real Media, Inc., PubliGroupe
         S.A., Credit Suisse First Boston Corporation, Banc of
         America Securities LLC and Lazard Freres & Co. LLC, dated
                     , 2000
   2.1   Stock Purchase Agreement dated as of February 8, 2000, among
         Real Media, Inc., PubliGroupe S.A. and Real Media Europe
         Holding S.A.
   3.1*  Amended and Restated Certificate of Incorporation of Real
         Media, Inc.
   3.2*  Amended and Restated By-laws of Real Media, Inc.
   4.1*  Stockholders Voting Agreement, dated February   , 2000,
         among Real Media, Inc., PubliGroupe USA Holding, Inc.,
         PubliGroupe S.A., Advance Internet Inc. and certain Founders named therein
   5.1*  Opinion of Dechert Price & Rhoads
  10.1   Form of Real Media, Inc. Stock Option Agreement
  10.2   Real Media, Inc. 1999 Employee Stock Option Plan
  10.3*  Second Amended and Restated Voting and Stockholders
         Agreement, dated February   , 2000, among Real Media, Inc.,
         PubliGroupe USA Holding, Inc., PubliGroupe S.A., Advance
         Internet Inc. and certain Founders named therein
  10.4+  Stock Purchase Agreement, dated April 8, 1998, between Real
         Media, Inc. and Advance Internet Inc.
  10.5*  Amended and Restated Voting and Stockholder Agreement, dated
         April 8, 1998, among Real Media, Inc., PubliGroupe USA
         Holding, Inc., Advance Internet Inc. and the Management
         Stockholders listed therein
  10.6*  Amended and Restated Technology Transfer Agreement, dated
         April 8, 1998, among Real Media, Inc., PubliGroupe, S.A. and
         Real Media, S.A.
  10.7*  Amended and Restated Marketing Agreement, dated April 8,
         1998, between Real Media, Inc. and Real Media, S.A.
  10.8*  Amendment to Non-Competition Agreement, dated April 8, 1998, among Real Media, Inc., PubliGroupe, S.A. and Real Media,
         S.A.
  10.9+  Stock Purchase Agreement, dated March 29, 1999, among Real
         Media, Inc., Advance Internet Inc. and PubliGroupe USA
         Holding Inc.
  10.10+ Stock Purchase Agreement, dated August 16, 1999, between
         Real Media, Inc. and Advance Internet Inc.
  10.11  Stock Option Termination and Stock Repurchase Agreement,
         dated July 15, 1999, between Real Media, Inc. and David
         Morgan
  10.12* Technology Transfer Agreement, dated February   , 2000,
         between Real Media, Inc. and Real Media S.A.
  10.13* Trademark and Tradename Agreement, dated February   , 2000,
         among Real Media, Inc., and Real Media S.A.
  10.14* Cooperation Agreement, dated February   , 2000, between Real
         Media, Inc. and PubliGroupe S.A.
  10.15* Interim Administrative Services Agreement, dated February
           , 2000, between Real Media, Inc. and PubliGroupe S.A.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  10.16* Stockholders Agreement, dated February   , 2000, among
         PubliGroupe S.A., Real Media, Inc. and Real Media Europe
         Holding S.A.
  10.17  Convertible Promissory Note, dated October 11, 1999, payable to PubliGroupe S.A.
  10.18  Convertible Promissory Note, dated October 25, 1999, payable to PubliGroupe S.A.
  10.19  Convertible Promissory Note, dated November 9, 1999, payable to PubliGroupe S.A.
  10.21  Convertible Promissory Note, dated January 7, 2000, payable to PubliGroupe S.A.
  10.22  Agreement of Lease, dated February 1, 1999, between
         Renaissance Acquisitions, LLC and Real Media, Inc. and
         Addendum thereto, dated August 13, 1999 for office space in
         New York, New York
  10.23  English translation of Agreement, dated December 14, 1998, between PubliGroupe, S.A. and CubicMedia GmbH and Amendment thereto, dated September 10, 1999
  10.24  Assignment of Lease, dated October 18, 1999, among
         Renaissance Acquisitions, LLC, as successor in interest to
         260 Delphi Associates D.I.P., Corporate Concepts, Ltd. and
         Real Media, Inc. and Lease dated June 4, 1997, between 260
         Delphi Associate's D.I.P. and Corporate Concepts, Ltd. for
         office space in New York, New York
  10.25  General Lease Agreement, dated March 1, 1999, between Narco
         Avionics, Inc. and Real Media, Inc. for office space in Fort
         Washington, Pennsylvania
  10.26  Office lease, dated January 5, 2000, between HUB Properties
         Trust and Real Media, Inc. for office space in Fort
         Washington, Pennsylvania
  10.27* Employment Agreement between Real Media, Inc. and
         Christopher Neimeth, dated as of December 15, 1999
  21.1*  Subsidiaries of Real Media, Inc.
  23.1   Consent of Dechert Price & Rhoads (included in Exhibit 5.1)
  23.2   Consent of Ernst & Young LLP
  23.3   Consent of ATAG Ernst & Young AG
  23.4   Consent of Hans Steiner
  23.5   Consent of Heinz Wagli
  24.1   Powers of Attorney (included on the signature pages to this
         Registration Statement)
  27.1   Financial Data Schedule
  27.2   Financial Data Schedule

---------------
* To be filed by amendment.

+ Confidential treatment will be requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

     (b) Financial Statement Schedules:

         Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining the liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on January 31, 2000.

                                          REAL MEDIA, INC.

                                          By:  /s/ CHRISTOPHER D. NEIMETH
                                            ------------------------------------
                                              Christopher D. Neimeth
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher D. Neimeth and Norman M. Blashka, each and individually, his or her attorneys-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or any Registration Statement for the same offering that is effective upon filing pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith or in connection with the registration of Common Stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                       NAME                                       TITLE                      DATE
                       ----                                       -----                      ----

                /s/ DAVID R. MORGAN                  Chairman of the Board of          January 31, 2000
---------------------------------------------------    Directors
                  David R. Morgan

            /s/ CHRISTOPHER D. NEIMETH               President and Chief Executive     January 31, 2000
---------------------------------------------------    Officer (principal executive
              Christopher D. Neimeth                   officer)

               /s/ NORMAN M. BLASHKA                 Chief Financial Officer           January 31, 2000
---------------------------------------------------    (principal financial and
                 Norman M. Blashka                     accounting officer)

                /s/ WALTER ANNASOHN                  Director                          January 31, 2000
---------------------------------------------------
                  Walter Annasohn

                   /s/ GIL BEYDA                     Chief Technology Officer and      January 31, 2000
---------------------------------------------------    Director
                     Gil Beyda

                       NAME                                       TITLE                      DATE
                       ----                                       -----                      ----

               /s/ MICHAEL NEWHOUSE                  Director                          January 31, 2000
---------------------------------------------------
                 Michael Newhouse

                  /s/ MARK PINNEY                    Director                          January 31, 2000
---------------------------------------------------
                    Mark Pinney

               /s/ PETER WEINBERGER                  Director                          January 31, 2000
---------------------------------------------------
                 Peter Weinberger

                 /s/ PASCAL ZAHNER                   Director                          January 31, 2000
---------------------------------------------------
                   Pascal Zahner

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
     1.1* Underwriting Agreement among Real Media, Inc., PubliGroupe
          S.A., Credit Suisse First Boston Corporation, Banc of
          America Securities LLC and Lazard Freres & Co. LLC, dated
                      , 2000
     2.1  Stock Purchase Agreement dated as of February 8, 2000, among
          Real Media, Inc., PubliGroupe S.A. and Real Media Europe
          Holding S.A.
     3.1* Amended and Restated Certificate of Incorporation of Real
          Media, Inc.
     3.2* Amended and Restated By-laws of Real Media, Inc.
     4.1* Stockholders Voting Agreement, dated February  , 2000, among
          Real Media, Inc., PubliGroupe USA Holding, Inc., PubliGroupe
          S.A., Advance Internet Inc. and certain Founders named
          therein
     5.1* Opinion of Dechert Price & Rhoads
    10.1  Form of Real Media, Inc. Stock Option Agreement
    10.2  Real Media, Inc. 1999 Employee Stock Option Plan
    10.3* Second Amended and Restated Voting and Stockholders
          Agreement, dated February  , 2000, among Real Media, Inc.,
          PubliGroupe USA Holding, Inc., PubliGroupe S.A., Advance
          Internet Inc. and certain Founders named therein
    10.4+ Stock Purchase Agreement, dated April 8, 1998, between Real
          Media, Inc. and Advance Internet Inc.
    10.5* Amended and Restated Voting and Stockholder Agreement, dated
          April 8, 1998, among Real Media, Inc., PubliGroupe USA
          Holding, Inc., Advance Internet Inc. and the Management
          Stockholders listed therein
    10.6* Amended and Restated Technology Transfer Agreement, dated
          April 8, 1998, among Real Media, Inc., PubliGroupe, S.A. and
          Real Media, S.A.
    10.7* Amended and Restated Marketing Agreement, dated April 8,
          1998, between Real Media, Inc. and Real Media, S.A.
    10.8* Amendment to Non-Competition Agreement, dated April 8, 1998, among Real Media, Inc., PubliGroupe, S.A. and Real Media,
          S.A.
    10.9+ Stock Purchase Agreement, dated March 29, 1999, among Real
          Media, Inc., Advance Internet Inc. and PubliGroupe USA
          Holding Inc.
    10.10+ Stock Purchase Agreement, dated August 16, 1999, between
          Real Media, Inc. and Advance Internet Inc.
    10.11 Stock Option Termination and Stock Repurchase Agreement,
          dated July 15, 1999, between Real Media, Inc. and David
          Morgan
    10.12* Technology Transfer Agreement, dated February  , 2000, between Real Media, Inc. and Real Media S.A.
    10.13* Trademark and Tradename Agreement, dated February  , 2000, among Real Media, Inc., and Real Media S.A.
    10.14* Cooperation Agreement, dated February  , 2000, between Real
          Media, Inc. and PubliGroupe S.A.
    10.15* Interim Administrative Services Agreement, dated February  ,
          2000, between Real Media, Inc. and PubliGroupe S.A.
    10.16* Stockholders Agreement, dated February  ,2000, among
          PubliGroupe S.A., Real Media, Inc. and Real Media Europe
          Holding S.A.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    10.17 Convertible Promissory Note, dated October 11, 1999, payable to PubliGroupe S.A.
    10.18 Convertible Promissory Note, dated October 25, 1999, payable to PubliGroupe S.A.
    10.19 Convertible Promissory Note, dated November 9, 1999, payable to PubliGroupe S.A.
    10.20 Convertible Promissory Note, dated December 9, 1999, payable to PubliGroupe S.A.
    10.21 Convertible Promissory Note, dated January 7, 2000, payable to PubliGroupe S.A.
    10.22 Agreement of Lease, dated February 1, 1999, between
          Renaissance Acquisitions, LLC and Real Media, Inc. and
          Addendum thereto, dated August 13, 1999 for office space in
          New York, New York
    10.23 English translation of Agreement, dated December 14, 1998, between PubliGroupe, S.A. and CubicMedia GmbH and Amendment thereto, dated September 10, 1999
    10.24 Assignment of Lease, dated October 18, 1999, among
          Renaissance Acquisitions, LLC, as successor in interest to
          260 Delphi Associates D.I.P., Corporate Concepts, Ltd. and
          Real Media, Inc. and Lease dated June 4, 1997, between 260
          Delphi Associate's D.I.P. and Corporate Concepts, Ltd. for
          office space in New York, New York
    10.25 General Lease Agreement, dated March 1, 1999, between Narco
          Avionics, Inc. and Real Media, Inc. for office space in Fort
          Washington, Pennsylvania
    10.26 Office lease, dated January 5, 2000, between HUB Properties
          Trust and Real Media, Inc. for office space in Fort
          Washington, Pennsylvania
    10.27* Employment Agreement between Real Media, Inc. and
          Christopher Neimeth, dated as of December 15, 1999
    21.4* Subsidiaries of Real Media, Inc.
    23.1  Consent of Dechert Price & Rhoads (included in Exhibit 5.1)
    23.2  Consent of Ernst & Young LLP
    23.3  Consent of ATAG Ernst & Young AG
    23.4  Consent of Hans Steiner
    23.5  Consent of Heinz Wagli
    24.1  Powers of Attorney (included on the signature pages to this
          Registration Statement)
    27.1  Financial Data Schedule
    27.2  Financial Data Schedule

---------------
* To be filed by amendment.
+ Confidential treatment will be requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.